As filed with the Securities and Exchange Commission on September 28, 2012

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-80

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Inmet Mining Corporation
(Exact name of Registrant as specified in its charter)

Canada	1000	Not Applicable
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

330 Bay Street
Suite 1000
Toronto, Ontario
M5H 2S8
(416) 361-6400
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)

Copies to:

Jason R. Lehner Shearman & Sterling LLP 199 Bay Street, Suite 4405 Toronto, Ontario, Canada M5L 1E8 (416) 360-8484	Garth M. Girvan McCarthy Tétrault LLP Box 48, Suite 5300 Toronto Dominion Bank Tower Toronto ON M5K 1E6 (416) 601-8200

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Shares	$165,262,762	(1)	$18,940	(2)

(1) Estimated solely for purposes of calculating the amount of the filing fee only.  The calculation assumes the purchase of all outstanding common shares of Petaquilla Minerals Ltd. (the “Shares”).  The number of Shares outstanding on a fully diluted basis assuming exercise of all options and warrants, and conversion of loans for Shares is estimated to be 282,984,181 Shares.  For purposes of determining the transaction value, in accordance with General Instruction IV.G to Form F-80, the market value of the securities to be received by the bidder is calculated upon the basis of the average of the high and low prices as of a specified date within 30 days prior to the date of filing this Form.  The average of the high and low prices of the Shares on September 26, 2012, was $0.584, converted to United States dollars at an exchange rate of CDN$1.00 = US$1.015, which was the Bank of Canada’s closing exchange rate on September 26, 2012.

(2) The amount of the filing fee has been calculated in accordance with General Instruction IV.F to Form F-80, Rule 11 under the Securities Act of 1933, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012 issued by the Securities and Exchange Commission on September 29, 2011.  Such fee equals 0.011460% of the transaction value.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.                                 Home Jurisdiction Documents

Document 1:                   Offer to Purchase and Circular

Document 2:                   Letter of Transmittal

Document 3:                   Notice of Guaranteed Delivery

Document 4:                   Letter to Holders of Common Shares of Petaquilla Minerals Ltd.

Item 2.                                 Informational Legends
See “Notice to Shareholders Outside Canada” set forth on the outside cover page of the Offer to Purchase and Circular.

Item 3.                                 Incorporation of Certain Information by Reference
See “Documents Incorporated by Reference” in the Offer to Purchase and Circular and the list of exhibits included in Part II of the Registration Statement.

Item 4.                                 List of Documents Filed with the Commission
See “Documents Filed with the SEC” in the Offer to Purchase and Circular.

I-1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

September 27, 2012

INMET MINING CORPORATION

OFFER TO PURCHASE

all of the outstanding common shares of

PETAQUILLA MINERALS LTD.

for consideration per common share of, at the election of each holder,

•                  0.0109 of a common share of Inmet Mining Corporation and $0.001 in cash (the “Share Alternative”), or

•                  a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of common shares of Inmet Mining Corporation equal to the excess of $0.48 over the elected cash amount, divided by $43.945 (the “Elected Cash Alternative”)

Inmet Mining Corporation (“Inmet” or the “Offeror”) hereby offers (the “Offer”) to purchase, on the terms and subject to the conditions set out herein, all of the issued and outstanding common shares (the “Common Shares”) of Petaquilla Minerals Ltd. (“PTQ”), together with the associated rights (the “SRP Rights”) issued and outstanding under the PTQ Shareholder Rights Plan (as defined herein), other than any Common Shares owned directly or indirectly by Inmet and its affiliates, and including any Common Shares that may be issued after the date hereof but before the Expiry Time (as defined herein) upon the exercise, exchange or conversion of any Convertible Securities (as defined herein).   As of the date hereof, Inmet does not own any Common Shares or other securities of PTQ.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on Monday, November 5, 2012
(the “Expiry Time”), unless extended or withdrawn.

The common shares of Inmet (the “Inmet Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMN”.  The Common Shares are listed on the TSX under the symbol “PTQ” and the Frankfurt Stock Exchange (the “FSE”) under the symbol “P7Z”, and quoted on the Over the Counter Bulletin Board (the “OTC”) in the United States under the symbol “PTQMF”. The maximum cash consideration of $0.48 per Common Share under the Elected Cash Alternative represents a premium of 37% based on the closing price of $0.35 for the Common Shares on the TSX on September 5, 2012 (the last trading day prior to Inmet’s announcement of its intention to make the Offer) and a premium of 30% to the volume weighted average price of the Common Shares on the TSX for the 20 trading days ended September 5, 2012. The consideration under the Share Alternative represents a premium of 44% based on the closing prices of $46.08 for the Inmet Shares on the TSX on September 26, 2012 (the last trading day prior to the date of the Offer) and $0.35 for the Common Shares on the TSX on September 5, 2012.

The Offer is subject to certain conditions described in Section 4 of the Offer, “Conditions of the Offer”, including, among other things, there being validly deposited under the Offer and not withdrawn at the Expiry Time at least 50.1% of the outstanding Common Shares (calculated on a fully diluted basis).  Subject to applicable laws, Inmet reserves the right to withdraw or terminate the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or before the Expiry Time.

The Depositary and Information Agent for the Offer is: LAUREL HILL ADVISORY GROUP	The Dealer Manager for the Offer is: DUNDEE CAPITAL MARKETS

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Such nominees are likely to have established tendering cut-off times that are earlier than the Expiry Time.

Registered Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on YELLOW paper), or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with Laurel Hill Advisory Group (the “Depositary and Information Agent”) at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal (as set out in Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”).  Alternatively, registered Shareholders may accept the Offer by (i) following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) following the procedure for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper), or a manually executed facsimile thereof.  Shareholders who hold their Common Shares with a bank, broker or other financial intermediary will not receive a Letter of Transmittal or Notice of Guaranteed Delivery, and should follow the instructions set out by such intermediary to tender their Common Shares.

All cash payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer (as defined herein) to accept the Offer.

Questions and requests for assistance may be directed to the Depositary and Information Agent or Dundee Capital Markets (the “Dealer Manager”) and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary and Information Agent or the Dealer Manager at their respective offices shown on the last page of this document and are accessible on the Canadian Securities Administrators’ website at www.sedar.com. This website address is provided for informational purposes only and no information contained on, or accessible from, this website is incorporated by reference herein unless otherwise provided.

The information contained in this document speaks only as of the date of this document.  Inmet does not undertake to update any such information except as required by applicable law.  Information in the Offer and Circular related to PTQ has been compiled from public sources.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Inmet, the Depositary and Information Agent or the Dealer Manager.

NOTICE TO SHAREHOLDERS OUTSIDE CANADA

The Offer is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada.  The Offer is subject to applicable disclosure requirements in Canada.  Holders of Common Shares (“Shareholders”) should be aware that such requirements are different from those of the United States and may differ from those in other jurisdictions.  Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies or companies incorporated in other jurisdictions.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws or applicable laws in other jurisdictions may be affected adversely by the fact that the Offeror is governed by the laws of Canada, that some of its officers and directors are Canadian residents, that the Dealer Manager and some of the experts named in the Circular are Canadian residents and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States or such other jurisdictions.  The enforcement by Shareholders of civil liabilities under the securities laws of the United States or applicable laws in other jurisdictions may also be affected adversely by the fact that some of PTQ’s officers and directors are resident outside the United States or such other jurisdictions and that all or a substantial portion of the assets of PTQ and said persons may be located outside the United States or such other jurisdictions.  It may be difficult to compel the Offeror to subject itself to the judgment of a court in the United States or any such other jurisdiction.

THE INMET SHARES AND THIS OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Shareholders should be aware that, during the currency of the Offer, Inmet or its affiliated entities may, directly or indirectly, bid for or make purchases of Common Shares or other securities of PTQ as permitted by applicable law.  Shareholders should also be aware that, during the currency of the Offer, Inmet or its affiliates may, directly or indirectly, bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences in the United States, Canada and Panama.  Such consequences may not be fully described herein and such holders are urged to consult their tax advisors.  See Section 18 of the Circular, “Canadian Federal Income Tax Considerations”, Section 19 of the Circular, “U.S. Federal Income Tax Considerations” and Section 20 of the Circular, “Certain Panamanian Income Tax Considerations”.

This document does not generally address the income tax consequences of the Offer to Shareholders in any jurisdiction outside Canada or the United States. Shareholders in a jurisdiction outside Canada or the United States should be aware that the disposition of Common Shares may have tax consequences which may not be described herein. Accordingly, Shareholders outside Canada and the United States should consult their own tax advisors with respect to tax considerations applicable to them.

The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any state in the United States or any other jurisdiction in which such offer or solicitation is unlawful.  The Offer is not being made or directed to, nor is this document being mailed to, nor will deposits of Common Shares be accepted from or on behalf of, Shareholders in any state in the United States or any other jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such state or other jurisdiction.  The Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem desirable to extend the Offer to Shareholders in any such state or other jurisdiction.  Notwithstanding the foregoing, the Offeror or its agents may elect not to complete such action in any given instance.  Accordingly, the Offeror cannot at this time assure holders of Common Shares that otherwise valid tenders can or will be accepted from holders resident in all states in the United States and all other jurisdictions.

This document has been prepared on the basis that any offer of the Inmet Shares in any Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (2003/71/EC), amended by Directive 2010/73/EU (the “Prospectus Directive”) (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for the Offer.  Accordingly, any person making or intending to make any offer in that Relevant Member State of Inmet Shares which are the subject of the Offer contemplated in this document may only do so in circumstances in which no obligation arises for the Offeror to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 6 of the Prospectus Directive, in each case, in relation to such offer. The Offeror has not authorized, nor does it authorize, the making of any offer of the Inmet Shares in circumstances in which an obligation arises for the Offeror to publish or supplement a prospectus for such offer.

In relation to each Relevant Member State, the Offer is not being made and will not be made to the public of any Inmet Shares which are the subject of the Offer contemplated by this document in that Relevant Member State except that the Offer may be made with effect from and including the Relevant Implementation Date, to the public of such Inmet Shares in that Relevant Member State:

(a)                                  to qualified investors as defined by Article 2(1)(e) of the Prospectus Directive;

(b)                                 to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2(1)(e) of the Prospectus Directive); or

(c)                                  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the Inmet Shares shall require the Offeror to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For purposes of the foregoing sentence, the expression an “offer to the public” in relation to any Inmet Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Offer and any Inmet Shares to be offered so as to enable an investor to decide to purchase any Inmet Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” includes any relevant implementing measure in each Relevant Member State.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all mineral reserve and mineral resource estimates contained or incorporated by reference in this Offer and Circular have been prepared in accordance with NI 43-101 and the classification system for mineral reserves and mineral resources adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.  These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Common Shares together with the associated SRP Rights and is not made for any options, warrants, or other Convertible Securities or other rights (other than the SRP Rights) to acquire Common Shares.  Any holder of Convertible Securities or other rights (other than the SRP Rights) to acquire Common Shares who wishes to accept the Offer should, subject to and to the extent permitted by the terms of such Convertible Securities or other rights and applicable law, exercise, exchange or convert such Convertible Securities or other rights in order to obtain certificates representing Common Shares and deposit such Common Shares in accordance with the Offer.  See Section 1 of the Offer, “The Offer”.  Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities or other rights to acquire Common Shares will have received certificates representing the Common Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures described in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The tax consequences to holders of options, warrants or other Convertible Securities of PTQ of exercising or not exercising such securities are not described in the Circular. Holders of such securities should consult their tax advisors for advice with respect to the potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

REPORTING CURRENCY

Unless otherwise indicated, all references to “$”, “Cdn$” or “dollars” in this Offer and Circular are to Canadian dollars. The Bank of Canada noon rate of exchange on September 26, 2012 for (i) U.S. dollars was Cdn$1.00 = U.S.$1.0161; (ii) Euros was Cdn$1.00 = €0.7905 and (iii) Balboa was Cdn$1.00 = B/. 1.0161.

NOTICE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in the Summary, the Offer and accompanying Circular under Section 6 of the Circular, “Background to the Offer”; Section 7 of the Circular, “Reasons to Accept the Offer”; Section 8 of the Circular, “Purpose of the Offer and the Offeror’s Plans for PTQ”; Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”; and Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, in addition to certain statements contained elsewhere in the Offer and Circular or incorporated by reference herein, are forward looking statements and are prospective in nature, including those identified by the expressions “may”, “seek”, “should”, “could”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend” or the negative thereof or similar variations. The forward-looking statements are not historical facts but reflect Inmet’s current expectations and projections regarding future results or events and are based on information currently available to Inmet. Certain material factors and assumptions were applied in providing these forward looking statements. Inmet believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Inmet can give no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations and future results expressed or implied by the forward-looking statements, including, among other things, risks related to the Offer (including fluctuations in the value of the consideration, the exercise of dissent rights in connection with a Subsequent Acquisition Transaction, the liquidity of the Common Shares, differences in Shareholder interests, change of control provisions and integration issues) and risks related to the on-going business of the Offeror, including risks associated with the mining industry, economic factors (including future metal prices, prices and availability of key inputs and currency fluctuations), labour shortages and labour relations, environmental and health and safety regulation, land titles and dependence on key personnel, as well as those risk factors described in Section 23 of the Circular, “Risk Factors Related to the Offer” or in the section entitled “Risk Factors” that is included in the Offeror’s annual information form dated March 28, 2012 and is incorporated by reference herein. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Important factors that could cause actual results to differ materially from Inmet’s expectations include, among other things, general business and economic conditions and competition within the mining industry.

Such forward-looking statements should, therefore, be construed in light of such factors and Inmet is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

v

TABLE OF CONTENTS

SUMMARY		1
OFFER		7
1.	The Offer	7
2.	Time for Acceptance	8
3.	Manner of Acceptance	8
4.	Conditions of the Offer	13
5.	Extension, Variation or Change of the Offer	18
6.	Take-up of and Payment for Deposited Common Shares	18
7.	Return of Deposited Common Shares	19
8.	Withdrawal of Deposited Common Shares	20
9.	Market Purchases	21
10.	Notices and Delivery	21
11.	Changes in Capitalization, Dividends, Distributions and Liens	22
12.	Mail Service Interruption	23
13.	Other Terms of the Offer	23
CIRCULAR		25
1.	Inmet	25
2.	PTQ	25
3.	Certain Information Concerning Securities of Inmet	26
4.	Certain Information Concerning Securities of PTQ	28
5.	Documents Incorporated by Reference	31
6.	Background to the Offer	32
7.	Reasons to Accept the Offer	35
8.	Purpose of the Offer and the Offeror’s Plans for PTQ	36
9.	Source of Funds	36
10.	Holdings of Securities of PTQ	37
11.	Trading in Securities of PTQ	37
12.	Commitments to Acquire Common Shares	37
13.	Other Material Facts about PTQ	37
14.	Acquisition of Common Shares Not Deposited Under the Offer	37
15.	Agreements, Commitments or Understandings	41
16.	Regulatory Matters	41
17.	Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer	43
18.	Canadian Federal Income Tax Considerations	44
19.	U.S. Federal Income Tax Considerations	52
20.	Certain Panamanian Income Tax Considerations	56
21.	U.S. Reporting Requirements Applicable to PTQ and Inmet	57
22.	Documents Filed with the SEC	57
23.	Risk Factors Related to the Offer	58
24.	Statutory Rights	60
25.	Financial Advisor, Dealer Manager and Soliciting Dealer Group	60
26.	Depositary and Information Agent	61
27.	Legal Matters	61
28.	Directors Approval	62
GLOSSARY		63
SCHEDULE A COMPULSORY ACQUISITION PROVISIONS OF SECTION 300 OF THE BCBCA		A-1
CONSENT OF McCARTHY TÉTRAULT LLP		B-1
CONSENT OF SHEARMAN & STERLING LLP		C-1
CONSENT OF MORGAN & MORGAN, ATTORNEYS AT LAW		D-1
CERTIFICATE OF THE OFFEROR		F-1

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. You should read the Offer and Circular in their entirety. Certain capitalized and other terms used in this summary, where not otherwise defined herein, are defined in the Glossary. All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

Except for the information relating to PTQ’s involvement in the Concession which is disclosed in Section 6 of the Circular, “Background to the Offer” and except as otherwise indicated herein, the information concerning PTQ contained in the Offer and Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available as at September 26, 2012. PTQ has not reviewed the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of PTQ contained herein. Neither Inmet, nor any person acting jointly or in concert with Inmet, nor any of the directors or officers of Inmet or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by PTQ to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such persons. Except for the information relating to PTQ’s involvement in the Concession which is disclosed in Section 6 of the Circular, “Background to the Offer” and except as otherwise indicated herein, Inmet has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding PTQ or whether there has been any failure by PTQ to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

The Offer

The Offeror is offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, together with the associated SRP Rights, other than Common Shares owned directly or indirectly by the Offeror and its affiliates, and including, for greater certainty, any Common Shares that may be issued upon the exercise, exchange or conversion of Convertible Securities after the date hereof but prior to the Expiry Time for consideration per Common Share of, at the election of each Shareholder:

(a)                                  0.0109 of an Inmet Share and $0.001 in cash (the “Share Alternative”); or

(b)                                 a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of Inmet Shares equal to the excess of $0.48 over the elected cash amount, divided by $43.945 (the “Elected Cash Alternative”), in each case subject to rounding as set forth herein. The Offer is made only for Common Shares, and is not made for any other securities.

In addition, the Offeror will pay and deliver to the Panamanian tax authority, on behalf of each Shareholder, the Remitted Amount in respect of each Common Share as an advance payment of the Panama Capital Gains Tax, if any, payable by each Shareholder.  See Section 20 of the Circular, “Certain Panamanian Income Tax Considerations”.

Inmet

Inmet is a Canadian-based global mining company with over 1300 employees that primarily produces copper and zinc through wholly-owned mining operations in Turkey, Spain and Finland. Inmet also holds an 80% equity interest in Minera Panama S.A., the Panamanian corporation that owns and is developing the Cobre Panama copper-gold porphyry development project in Panama (the “Cobre Panama Project”). Inmet is a public corporation listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMN” and has a quoted market value of approximately $3.2 billion as of the close of trading on September 26, 2012.  As of December 31, 2011, Inmet had estimated aggregate proven and probable reserves of 10.4 million tonnes of contained copper, 478,000 tonnes of contained zinc, 5.4 million ounces of contained gold, 116 million ounces of contained silver and 169,000 tonnes of contained molybdenum at its operating properties and the Cobre Panama Project.  For the fiscal year ended December 31, 2011, Inmet had gross sales of $979 million, operating cash flow of $405 million and net income of $265 million. As of the date hereof, Inmet does not own any Common Shares or other securities of PTQ.

PTQ

PTQ is a corporation organized under the laws of the Province of British Columbia, Canada.  PTQ was incorporated on October 10, 1985 under the name Adrian Resources Ltd. and changed its name to Petaquilla Minerals Ltd. on October 12, 2004.  PTQ is engaged in the acquisition, exploration, exploration management and sale of mineral properties.  PTQ is currently active in the production and sale of gold from its open pit mine at the Molejón gold project, which is located adjacent to the Cobre Panama Project and achieved commercial production status on January 8, 2010.  PTQ is a public corporation whose Common Shares are listed on the TSX under the symbol “PTQ” and the FSE under the symbol “P7Z” and quoted on the OTC under the symbol “PTQMF”.

Reasons to Accept the Offer

Shareholders should consider the following factors in making a decision to accept the Offer:

•                  Significant Premium: The maximum cash consideration of $0.48 per Common Share under the Elected Cash Alternative represents a premium of 37% over the closing price of $0.35 per Common Share on the TSX on September 5, 2012 (the last trading day prior to the announcement by the Offeror of its intention to make the Offer). The consideration under the Share Alternative represents a premium of 44% based on the closing prices of $46.08 for the Inmet Shares on the TSX on September 26, 2012 (the last trading day prior to the date of the Offer) and $0.35 for the Common Shares on the TSX on September 5, 2012.

•                  Immediate Liquidity: Prior to Inmet’s announcement of its intention to make the Offer, the Common Shares of PTQ have not traded in significant volumes. The Offer provides all Shareholders with the unique opportunity to realize immediate value and liquidity for their Common Shares.

•                  Prevents PTQ from Being Over Leveraged: Management of PTQ is currently contemplating a U.S.$210 million senior secured note offering. The magnitude of the proposed note offering is almost three times the market capitalization of PTQ on September 5, 2012 (the last trading day prior to the announcement by the Offeror of its intention to make the Offer) and the proposed offering brings into question its ability to both service the notes and to meet its other financial commitments going forward. The Offer provides Shareholders with the opportunity to avoid further leverage and potential diminution of the value of their Common Shares.

•                  Participation in a Significant and Growing Global Copper Mining Company: To the extent that Shareholders receive Inmet Shares as part of or substantially all of their consideration under the Offer, they will benefit from owning shares in a significant and growing global copper mining company with increased diversification, scale and liquidity.  Inmet shares offer significant value given cash flow from producing assets at Las Cruces, Çayeli and Pyhäsalmi plus significant potential upside through development of the Cobre Panama Project. Inmet is substantially financed to build the Cobre Panama Project and has strong partners in Korea Panama Mining Corporation and Franco-Nevada Corporation.

•                  Opportunity to Elect Form of Consideration:  The Offer provides Shareholders the opportunity to receive their consideration in the form of cash, Inmet Shares or a combination thereof, in each case without being subject to proration.  This flexibility of consideration allows Shareholders, to the extent they elect cash, to lock in the premium represented by the Offer, and to the extent they elect Inmet Shares, to benefit from exposure to the upside potential of Inmet’s business, including the world-class Cobre Panama Project.

•                  Potential for Tax Deferral: To the extent that Shareholders receive Inmet Shares as consideration under the Offer, Eligible Holders will be entitled to make a joint tax election with the Offeror under the Tax Act that will, depending on the circumstances, allow for the full or partial deferral of Canadian taxable capital gains.

Purpose of the Offer and Plans for PTQ

The purpose of the Offer is primarily to acquire control of PTQ in order to simplify the development of the Cobre Panama Project which is adjacent to PTQ’s Molejón mine by coordinating the operations of the Molejón mine with construction and start-up activities for the Cobre Panama Project.  See Section 6 of the Circular, “Background to the Offer — PTQ and the Molejón Mine” and “— Interactions with PTQ and Recent Announcements”.  If it is able to do so, the Offeror intends to acquire all of the outstanding Common Shares (which includes Common Shares which may become outstanding on the exercise, exchange or conversion of warrants, options and other Convertible Securities). See Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

If the conditions of the Offer are satisfied or waived by the Offeror and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror may seek to acquire, directly or indirectly, all of the Common Shares through a Compulsory Acquisition and/or a Subsequent Acquisition Transaction.  However, the Offeror expressly reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, or to propose a transaction on terms not described herein.

If the Offer is successful and at least 50.1% of the outstanding Common Shares (calculated on a fully diluted basis) are tendered under the Offer, Inmet intends to take a number of steps including changing the composition of PTQ’s board of directors to allow nominees of Inmet to comprise at least a majority of the members of PTQ’s board of directors and thereafter would seek to align PTQ’s strategy with the development of the Cobre Panama Project.  The Offeror intends to continue operating PTQ’s Molejón gold mine, which is adjacent to the Cobre Panama Project, applying the Offeror’s expertise as an experienced, well-regarded operator.  In particular, the Offeror expects to undertake a detailed review of PTQ’s business, assets, liabilities, operations, commitments and expenditures in order to ensure that the Molejón mine and PTQ’s other operations can be operated in a responsible and profitable manner.

If permitted by applicable law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, Inmet intends to delist the Common Shares from the TSX and the FSE and cease quotation of the Common Shares on the OTC and to cause PTQ to cease to be a reporting issuer under the laws of each province in Canada in which it has such status and cease to be a publicly listed company under the laws of the United States and Germany.

These plans are based on information currently available to Inmet. Except as otherwise indicated herein, Inmet has so far had an opportunity to review only publicly available information about PTQ filed with Canadian securities regulatory authorities and the SEC.  As a result, the foregoing plans for PTQ’s business are of a general nature and may change if more information becomes available.

See Section 8 of the Circular, “Purpose of the Offer and the Offeror’s Plans for PTQ” and Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

Time for Acceptance

The Offer is open for acceptance during the period commencing on the date hereof and ending at 5:00 p.m. (Toronto time) on Monday, November 5, 2012, or such later time or times and date or dates to which the Offer may be extended from time to time by the Offeror, in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”, unless withdrawn by the Offeror.  Any decision to extend the Offer, including for how long, will be made prior to the Expiry Time.

Manner of Acceptance

A registered Shareholder who wishes to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (printed on YELLOW paper) or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) representing the Shareholder’s Common Shares and all other required documents, with the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal.  See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

If a registered Shareholder wishes to accept the Offer and deposit its Common Shares under the Offer and (a) the certificate(s) representing such Shareholder’s Common Shares are not immediately available, (b) the Shareholder cannot complete the procedure described below for book-entry transfer of such Common Shares on a timely basis, or (c) the certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent at or prior to the Expiry Time, such Common Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper), or a manually executed facsimile thereof, in accordance with the instructions in the Notice of Guaranteed Delivery. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Beneficial Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS provided that a Book-Entry Confirmation through CDSX is received by the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed in accordance with the instructions therein, with the signatures guaranteed, if required, and all other required documents, are received by the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary and Information Agent at or prior to the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer to accept the Offer.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer.  Such nominees are likely to have established tendering cut-off times that are earlier than the Expiry Time.

Shareholders should contact the Depositary and Information Agent, the Dealer Manager, a Soliciting Dealer or a broker or dealer for assistance in accepting the Offer and in depositing their Common Shares well in advance of the Expiry Time.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer, or to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Common Shares deposited under the Offer, unless all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror on or prior to the Expiry Time. These conditions include, among others, (i) there having been deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that represents 50.1% of the outstanding Common Shares (calculated on a fully diluted basis), (ii) the PTQ Shareholder Rights Plan having been waived, cease traded or otherwise rendered invalid or unenforceable in relation to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, (iii) receipt of all governmental or regulatory approvals required to complete the Offer, including any necessary competition or anti-trust approvals, (iv) the absence of any material adverse changes in relation to PTQ, and (v) PTQ not having completed or entered into any binding agreement with respect to its proposed offering of U.S.$210 million aggregate principal amount of senior secured notes.  For a complete description of the conditions of the Offer, see Section 4 of the Offer, “Conditions of the Offer”.

Take-Up and Payment for Deposited Common Shares

If all the conditions of the Offer described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time. Any Common Shares taken up will be paid for as soon as possible, and in any event not later than three business days after they are taken up.  Any Common Shares deposited under the Offer after the date upon which Common Shares are first taken up under the Offer will be taken up and paid for not later than 10 days after such deposit. See Section 6 of the Offer, “Take-Up of and Payment for Deposited Common Shares”.

Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”. Except as so indicated or as otherwise required or permitted by applicable laws, deposits of Common Shares are irrevocable.

Acquisition of Common Shares Not Deposited Under the Offer

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares in respect of which the Offer was made as at the Expiry Time, other than Common Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, and the Offeror acquires or is bound to take up and pay for such deposited Common Shares under the Offer, the Offeror intends, to the extent possible, to acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If the right of Compulsory Acquisition is not available for any reason, or if the Offeror elects not to pursue such right, the Offeror may pursue other means of acquiring, directly or indirectly, all of the Common Shares and other securities exercisable for or convertible or exchangeable into Common Shares in accordance with applicable law, including by means of a Subsequent Acquisition Transaction. The detailed terms of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the holders of Common Shares, would necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer.  See Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

Canadian Federal Income Tax Considerations

Shareholders who are residents of Canada for purposes of the Tax Act (other than Eligible Holders who make a joint tax election with the Offeror under the Tax Act, as discussed below) will realize a taxable disposition of their Common Shares under the Offer.

Shareholders who are not residents of Canada for purposes of the Tax Act and whose Common Shares are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of their Common Shares under the Offer. Such Shareholders whose Common Shares are taxable Canadian property (other than Eligible Holders who make a joint tax election with the Offeror under the Tax Act, as discussed below) will realize a taxable disposition of their Common Shares under the Offer, subject to the provisions of an applicable tax treaty.

Eligible Holders (other than those who receive only cash) will be entitled to make the joint tax election with the Offeror under the Tax Act that will, depending on the circumstances, fully or partially defer the taxation of capital gains.

The foregoing is a brief summary of certain Canadian federal income tax considerations only.  Shareholders are urged to read the information under Section 18 of the Circular, “Canadian Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares pursuant to the Offer.

U.S. Federal Income Tax Considerations

The Offer has not been structured to achieve a particular treatment for U.S. federal income tax purposes.  A U.S. Holder (as defined in Section 19 of the Circular, “U.S. Federal Income Tax Considerations”) should expect that the disposition of Common Shares pursuant to the Offer in exchange for cash or Inmet Shares and cash will be a taxable transaction for U.S. federal income tax purposes.  In addition, the specific U.S. federal income tax consequences to a U.S. Holder will depend on whether PTQ has been a passive foreign investment company (a “PFIC”) during a U.S. Holder’s holding period for its Common Shares.  Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax treatment of a disposition of Common Shares pursuant to the Offer.

The foregoing is a brief summary of certain U.S. federal income tax considerations only. Shareholders are urged to read the information under Section 19 of the Circular, “U.S. Federal Income Tax Considerations” and to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Common Shares pursuant to the Offer.

Certain Panamanian Income Tax Considerations

Shareholders may be liable for Panama Capital Gains Tax (as defined herein) on the disposition of Common Shares pursuant to the Offer.  The Offeror will pay the Remitted Amount (as defined herein) as an advance payment of the Panama Capital Gains Tax on behalf of the selling Shareholders, in addition to any other payment made by the Offeror to the selling Shareholders under the Share Alternative or Elected Cash Alternative, as applicable.  The foregoing is a brief summary of certain Panamanian income tax considerations only. Shareholders are urged to read the information under Section 20 of the Circular, “Certain Panamanian Income Tax Considerations” and to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Common Shares pursuant to the Offer.

PTQ Shareholder Rights Plan

The Offer is not a Permitted Bid for purposes of the PTQ Shareholder Rights Plan.  The Offer is being made on the condition, among others, that the PTQ Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror or its entities either before, on or after consummation of the Offer or the purchase of Common Shares under a Compulsory Acquisition or consummation of a Subsequent Acquisition Transaction. See Section 4 of the Offer, “Conditions of the Offer” and Section 4 of the Circular, “Certain Information Concerning Securities of PTQ — PTQ Shareholder Rights Plan”.

Risk Factors

The completion of the Offer and an investment in Inmet Shares are subject to certain risks. In assessing the Offer, Shareholders should carefully consider the risks described in Section 23 of the Circular, “Risk Factors Related to the Offer” and the risks described in Inmet’s annual information form dated March 28, 2012 for the year ended December 31, 2011, which is incorporated by reference in the Offer and Circular.

Financial Advisor, Dealer Manager and Soliciting Dealer Group

The Offeror has retained Dundee Capital Markets to act as its financial advisor in connection with the Offer and to serve as the Dealer Manager for the Offer in Canada and the United States. The Dealer Manager may form a soliciting dealer group comprised of members of The Investment Dealers Association of Canada and members of Canadian stock exchanges (each a “Soliciting Dealer”) to solicit acceptances of the Offer from persons resident in Canada.

Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by using the services of the Dealer Manager or a Soliciting Dealer. See Section 25 of the Circular, “Financial Advisor, Dealer Manager and Soliciting Dealer Group”.

Depositary and Information Agent

The Offeror retained Laurel Hill Advisory Group to act as Depositary and Information Agent for the Offer. The Depositary and Information Agent (i) will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal at the offices specified in the Letters of Transmittal, (ii) will receive Notices of Guaranteed Delivery at the offices specified in the Notices of Guaranteed Delivery, (iii) will be responsible for giving certain notices, if required, and disbursing payment for Common Shares purchased by the Offeror under the Offer, and (iv) will assist with Shareholder identification and communication in respect of the Offer.  In addition, the Offeror has retained the Depositary and Information Agent to act as its agent in connection with the solicitation. See Section 26 of the Circular, “Depositary and Information Agent”.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer but not otherwise defined herein are defined in the accompanying Glossary. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.

September 27, 2012

TO:  THE HOLDERS OF COMMON SHARES OF PETAQUILLA MINERALS LTD.

1.                                      The Offer

The Offeror is offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Common Shares, together with the associated SRP Rights, other than any Common Shares owned directly or indirectly by the Offeror and its affiliates, and including, for greater certainty, any Common Shares that may be issued upon the exercise, exchange or conversion of Convertible Securities after the date hereof but prior to the Expiry Time for consideration per Common Share of, at the election of each Shareholder:

(a)                                  0.0109 of an Inmet Share and $0.001 in cash (the “Share Alternative”); or

(b)                                 a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of Inmet Shares equal to the excess of $0.48 over the elected cash amount, divided by $43.945 (the “Elected Cash Alternative”), in each case subject to rounding as set forth below. The Offer is made only for Common Shares, and is not made for any other securities.

In addition, the Offeror will pay and deliver to the Panamanian tax authority, on behalf of each Shareholder, the Remitted Amount in respect of each Common Share as an advance payment of the Panama Capital Gains Tax, if any, payable by each Shareholder.  See Section 20 of the Circular, “Certain Panamanian Income Tax Considerations”.

Each registered Shareholder that wishes to accept the Offer may elect, in the Letter of Transmittal or, if a Notice of Guaranteed Delivery is deposited, in the Notice of Guaranteed Delivery, the Share Alternative or the Elected Cash Alternative with respect to all of such Shareholder’s Common Shares. A Shareholder who fails to elect the Share Alternative or the Elected Cash Alternative in the Letter of Transmittal or Notice of Guaranteed Delivery or by Book-Entry Transfer, as applicable, will be deemed to have elected the Share Alternative for all of such Shareholder’s Common Shares deposited under the Offer. The consideration elected or deemed to be elected pursuant to a Notice of Guaranteed Delivery will be binding on the registered Shareholder who deposits such Notice of Guaranteed Delivery and, for greater certainty, any consideration election in the associated Letter of Transmittal will be void and of no effect.

No fractional Inmet Shares will be issued under the Offer. Any Shareholder that would otherwise be entitled to receive a fractional Inmet Share will receive the applicable number of Inmet Shares, rounded down to the nearest whole number.  The aggregate cash payable to each Shareholder will be rounded down to the nearest whole cent.

All cash amounts payable under the Offer will be paid in Canadian dollars.

Any holder of Convertible Securities who wishes to accept the Offer should, subject to and to the extent permitted by the terms of securities and applicable laws, exercise, exchange or convert such Convertible Securities in order to acquire Common Shares and then deposit those Common Shares on a timely basis in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have received share certificates representing the Common Shares issuable upon such exercise, exchange or conversion in time for deposit prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The obligation of the Offeror to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Shareholders who have deposited their Common Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror for the Common Shares will be allocated to the SRP Rights.

Shareholders who do not deposit their Common Shares under the Offer will not be entitled to any dissent or appraisal rights in connection with the Offer.  However, Shareholders who do not deposit their Common Shares under the Offer may have certain rights of dissent in the event the Offeror acquires such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, including the right to seek a judicial determination of the fair value of their Common Shares.  See Section 14 of the Circular “Acquisition of Common Shares Not Deposited Under the Offer”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer to accept the Offer.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance in depositing their Common Shares.  Such nominees are likely to have established tendering cut-off times that are earlier than the Expiry Time.

2.                                      Time for Acceptance

The Offer is open for acceptance during the period commencing on the date hereof and ending at 5:00 p.m. (Toronto time) on Monday, November 5, 2012, or such later time or times and date or dates to which the Offer may be extended from time to time by the Offeror, in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”, unless withdrawn by the Offeror.  Any decision to extend the Offer, including for how long, will be made prior to the Expiry Time.

3.                                      Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary and Information Agent at its offices listed in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)                                  the certificate(s), representing the Common Shares in respect of which the Offer is being accepted;

(b)                                 a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions and rules set forth in the Letter of Transmittal (including a signature guarantee if required); and

(c)                                  all other documents required by the terms of the Offer and the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary and Information Agent has actually received these documents at or prior to the Expiry Time. Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the Common Shares represented by the certificates(s) deposited therewith, or if the cash payment or any Inmet Shares are to be issued to a person other than the registered holder of the Common Shares, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Unless such requirement is waived by the Offeror, holders of Common Shares are required to deposit one SRP Right for each Common Share deposited in order to effect a valid deposit of such Common Shares or, if available, a book-entry confirmation must be received by the Depositary and Information Agent with respect thereto. If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by PTQ to Shareholders prior to the time that the holder’s Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary and Information Agent. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that a Shareholder deposits its Common Shares pursuant to the Offer, the Shareholder may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. In any case, a deposit of Common Shares constitutes an agreement by the Shareholder to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited pursuant to the Offer to the Depositary and Information Agent on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary and Information Agent receive, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) from a Shareholder representing SRP Rights equal in number to the Common Shares deposited by such holder.

Participants in CDS or DTC should contact the Depositary and Information Agent with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer. See “Acceptance by Book-Entry Transfer” below.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS provided that a Book-Entry Confirmation through CDSX is received by the Depositary and Information Agent at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary and Information Agent has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary and Information Agent’s account in accordance with CDS’ procedures for such transfer. Delivery of Common Shares to the Depositary and Information Agent by means of a book-entry transfer will constitute a valid tender under the Offer. Shareholders, through their respective CDS participants who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary and Information Agent’s account with CDS, shall be deemed to have completed and delivered a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary and Information Agent are considered a valid tender in accordance with the terms of the Offer.

Shareholders who hold their Common Shares by book-entry through DTC may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), together with any required signature guarantees, and all other required documents, are received by the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary and Information Agent has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary and Information Agent’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary and Information Agent at its office in Toronto, Ontario prior to the Expiry Time.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary and Information Agent. Shareholders accepting the Offer through the procedure for book-entry transfer established by DTC must make sure such documents or Agent’s Message are received by the Depositary and Information Agent at or prior to the Expiry Time.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer and (a) the certificate(s) representing the Common Shares are not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of such Common Shares on a timely basis, or (c) the certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent at or prior to the Expiry Time, such Common Shares nevertheless may be deposited validly under the Offer provided that all of the following conditions are met:

(a)                                  the deposit is made by or through an Eligible Institution;

(b)                                 a properly completed and duly executed copy of the Notice of Guaranteed Delivery printed on GREEN paper (or a manually executed facsimile thereof) is received by the Depositary and Information Agent at its office in Toronto, Ontario at or prior to the Expiry Time;

(c)                                  the certificate(s) representing deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, and all other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the deposited Common Shares and, in the case of DTC accounts, a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal), are received by the Depositary and Information Agent at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Toronto, Ontario office of the Depositary and Information Agent; and

(d)                                 in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Right Certificate(s) representing the deposited SRP Rights, in proper form for transfer with respect to all deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed with any required signature guarantees, covering the deposited SRP Rights and all other documents required by the Letter of Transmittal are received by the Depositary and Information Agent at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to holders of Common Shares.

The Notice of Guaranteed Delivery may be delivered by mail, hand or courier or transmitted by facsimile transmission to the Depositary and Information Agent at its office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for securities deposited and taken up by the Offeror will be made only after timely receipt by the Depositary and Information Agent of (a) certificates representing the Common Shares, as applicable (or, in the case of a book-entry transfer to the Depositary and Information Agent, a Book-Entry Confirmation for the Common Shares, as applicable), (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Common Shares with the signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal (or (i) in the case of a book-entry transfer to the Depositary and

Information Agent through CDS, a Book-Entry Confirmation for the Common Shares, and (ii) in the case of a book-entry transfer to the Depositary and Information Agent through DTC, a Book-Entry Confirmation for the Common Shares and an Agent’s Message or a Letter of Transmittal if an Agent’s Message is not deliverable), and (c) all other required documents.

If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and a contact telephone number, to the Depositary and Information Agent at its offices in Toronto, Ontario. The Depositary and Information Agent will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary and Information Agent prior to the Expiry Time.

The method of delivery of certificates representing Common Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that such documents be delivered by hand to the Depositary and Information Agent and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary and Information Agent before the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary and Information Agent.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Common Shares that are earlier than those specified above. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact that nominee immediately if they wish to accept the Offer.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary and Information Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3 of the Offer.

Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary and Information Agent by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or book-entry transfer (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests (including the SRP Rights, whether or not separated from the Common Shares) that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after September 5, 2012 (being the date of the announcement by Inmet of its intention to make the Offer), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests and any securities, property or other interests for which such Deposited Shares may be exercised, exchanged or converted (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal or the making of a book-entry transfer in accordance with Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, irrevocably appoints each officer of the Offeror and any other person designated by the Offeror in writing as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Deposited Shares deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Shares”), and with respect to any and all Distributions thereon which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares or any of them after September 5, 2012 except as otherwise indicated in Section 11 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”.

Such power of attorney shall be effective on or after the date that the Offeror takes up and pays for the Purchased Shares, with full power of substitution and resubstitution (such powers of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of such Shareholder: (a) register or record the transfer or cancellation of Purchased Shares and Distributions on the appropriate registers maintained by or on behalf of PTQ, (b) for so long as any such Purchased Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorizations, resolutions or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and Distributions, to revoke any such instrument, authorization, resolution or consent, or to designate in any such instrument, authorization, resolution or consent any person or persons as the proxyholder of such Shareholder in respect of such Purchased Shares or Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of PTQ, (c) execute, endorse and negotiate any cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of a holder of Purchased Shares or Distributions, (d) exercise any rights of a holder of Purchased Shares and Distributions with respect to such Purchased Shares and Distributions, and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey such Purchased Shares and Distributions to the Offeror, all as specified in the Letter of Transmittal.

A holder of Common Shares who executes a Letter of Transmittal (or who deposits Common Shares by making a book-entry transfer) also agrees, effective on and after the date the Offeror takes up and pays for Purchased Shares, not to vote any of the Purchased Shares or Distributions at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of PTQ and not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Distributions and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Shares or Distributions, and to designate in such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Shares or Distributions. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Distributions with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.

Further Assurances

A holder of Common Shares accepting the Offer covenants under the terms of the Letter of Transmittal or book-entry transfer to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares or Distributions to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of such holder.

Formation of Agreement; Depositing Shareholders’ Representations and Warranties

The acceptance of the Offer pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by such Shareholder, upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Common Shares and any Distributions being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Common Shares or Distributions (or interests therein) to any other person, (ii) such Shareholder depositing the Common Shares (and any Distributions), or on whose behalf such Common Shares (and any Distributions) are being deposited, has good title to and is the beneficial owner of the Common Shares (and any Distributions) being deposited within the meaning of applicable laws, (iii) the deposit of such Common Shares (and any Distributions) complies with applicable laws, and (iv) when such deposited Common Shares and any Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons.

4.                                      Conditions of the Offer

Notwithstanding any other provision of the Offer, and subject to applicable laws, the Offeror shall have the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer, or to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)                                  there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that represents at least 50.1% of the outstanding Common Shares (calculated on a fully diluted basis);

(b)                                 the Offeror shall have determined in its sole judgment that, on terms and conditions satisfactory to the Offeror, (i) the PTQ Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror or its entities either before, on or after consummation of the Offer or the purchase of Common Shares under a Compulsory Acquisition or consummation of a Subsequent Acquisition Transaction, (ii) the board of directors of PTQ shall have redeemed all SRP Rights or waived the application of the PTQ Shareholder Rights Plan to the purchase of Common Shares by the Offeror under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, (iii) a final, binding and non-appealable cease trading order or an injunction shall have been issued by a Governmental Authority having jurisdiction that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Common Shares or other securities or property upon the exercise of the SRP Rights, (iv) a court of competent jurisdiction shall have made a final, binding and non-appealable order to the effect that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, or (v) the SRP Rights and the PTQ Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction;

(c)                                  neither PTQ nor any of its entities shall have, on or after May 31, 2012, taken any action, or authorized, recommended, proposed or announced the intention to take any action, having the effect of impairing the ability of the Offeror to acquire PTQ, otherwise diminishing the expected economic value to the Offeror of the acquisition of PTQ or making it inadvisable, in the Offeror’s sole judgment, for the Offeror to proceed with the Offer and/or with the taking up and paying for Common Shares under the Offer, including, but not limited to:

(i)            issuing, selling or authorizing any additional Common Shares, shares of any other class or series in the capital of PTQ or any of its subsidiaries, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing, or any other securities or rights in respect of, in lieu of, or in substitution or exchange for, any shares in PTQ’s or any of its subsidiaries’ share capital (except for issuances upon the exercise of (x) stock options to acquire Common Shares required by law to be settled in Common Shares outstanding as of the date of the Offer under PTQ’s existing publicly disclosed stock option, incentive and other compensatory plans for directors, officers and employees of PTQ, in accordance with the terms of such stock options and plans as publicly disclosed prior to the date of the Offer, or (y) warrants and convertible instruments to acquire Common Shares required by law to be settled in Common Shares outstanding as of the date of the Offer under the terms of the existing publicly disclosed warrants and convertible debentures, in accordance with the terms of such warrants and convertible instruments as publicly disclosed, prior to the date of the Offer);

(ii)           acquiring or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Common Shares or other securities of PTQ or any of its entities;

(iii)          declaring, paying, authorizing or making any payment, distribution or dividend on any of PTQ’s securities other than interest payments required by law to be made on existing publicly disclosed debt securities in accordance with the terms of such debt securities as publicly disclosed prior to the date of the Offer;

(iv)          altering or proposing to alter any material term of any outstanding security;

(v)           issuing or selling, or authorizing or proposing the issuance or sale of, any debt securities or otherwise incurring, authorizing, committing to incur or proposing the incurrence of any debt or the making of any loans or advances or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other person;

(vi)          any acquisition from a third party of material assets or of securities of any third party by PTQ or any of its entities;

(vii)         any action or event with respect to, or any agreement, proposal, offer or understanding relating to, any sale, disposition, spin-out or other dealing with any of the assets of PTQ or any of its entities (other than any such sale, disposition or other dealing between PTQ and any entity which is a wholly owned subsidiary of PTQ as of the date of the Offer or in the ordinary course of business and consistent with past practice but including, without limitation, the previously announced spin-out of Panama Development and Infrastructure Ltd.);

(viii)        any action or event related to any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, material joint venture or similar transaction involving PTQ or any of its entities;

(ix)           making or committing to make any material capital expenditure by PTQ or any of its entities (other than as publicly disclosed prior to September 5, 2012);

(x)            adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits;

(xi)           waiving, releasing, granting, transferring or amending any rights of material value under (x) any existing material contract in respect of any material joint ventures or material properties or projects, or (y) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document (other than in the ordinary course of business consistent with past practice and only if so doing would not in the sole judgment of the Offeror, adversely affect PTQ or its entities considered individually or on a consolidated basis);

(xii)          entering into or completing any material transaction;

(xiii)         any change to PTQ’s constating documents; and

(xiv)        any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by PTQ or any of its entities, or any agreement to engage in any of the foregoing;

(d)           the Competition Act Approval, the HSR Condition and all other governmental or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including in Canada, the United States, Panama, Spain or elsewhere and including, among others, those required by any stock exchanges or other securities or regulatory authorities) that, in the Offeror’s sole judgment, are necessary or desirable to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction (including to issue and list on the TSX the Inmet Shares to be issued pursuant to the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction), shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its sole judgment;

(e)           the Offeror shall have determined in its sole judgment that (x) no inquiry, act, action, suit or proceeding has been threatened or taken before or by any domestic or foreign court or tribunal or other Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere (whether or not having the force of law), and (y) no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) will have been proposed, enacted, promulgated or applied, in the case of either (x) or (y):

(i)            to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Common Shares or the right of the Offeror to own PTQ or exercise full rights of ownership of the Common Shares;

(ii)           which if the Offer was consummated, could, in the sole judgment of the Offeror, adversely affect the Offeror, any of its entities or its or their assets considered individually or on a consolidated basis, or which, whether or not the Offer was consummated, could, in the sole judgment of the Offeror, adversely affect PTQ or any of its entities considered individually or on a consolidated basis; or

(iii)          which may challenge, prevent, prohibit or make uncertain the ability of, or make it inadvisable for, the Offeror or its entities to proceed with, make or maintain the Offer to take up and pay for Common Shares under the Offer or to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(f)            the Offeror shall have determined in its sole judgment that there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;

(g)           the Offeror shall have determined in its sole judgment that there shall not have occurred (or if such shall have previously occurred, there shall not have been generally disclosed or disclosed to the Offeror) any actual or threatened change (including any announcement, governmental or regulatory initiative or any condition, event, circumstance or development involving a prospective change) with respect to the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows, properties, licenses, permits, rights or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise) of, or with respect to the regulatory regime applicable to, PTQ or any of its entities which is or may be materially adverse to PTQ or any of its entities or to the value of the Common Shares to the Offeror;

(h)           the Offeror shall have determined in its sole judgment that there shall not have occurred, developed or come into effect or existence (or if there does exist or shall have occurred, developed or come into effect or existence, there shall not have been generally disclosed or disclosed to the Offeror) any event, action, state of affairs, condition or occurrence of national or international consequence or any law or regulation or change thereof, action, inquiry or other occurrence of any nature whatsoever that materially adversely affects or would reasonably be expected to materially adversely affect the financial, banking or capital markets generally;

(i)            PTQ shall have disclosed to the Offeror and publicly filed all material information, documents and reports in relation to PTQ, and all material contracts, agreements, indentures and other instruments to which PTQ or any of its entities is a party or by which they or any of their respective assets is subject, as may be required by applicable Law (including for greater certainty the SEDAR Filer Manual in relation to public filings in Canada) and the securities regulatory authorities in any of the Provinces of Canada and in the United States;

(j)            the Offeror shall have determined in its sole judgment that no right, franchise, concession, permit, lease or licence of PTQ or any of its entities has been or may be impaired or otherwise adversely affected or threatened to be impaired or adversely affected, whether as a result of the Offeror making the Offer or taking up and paying for Common Shares under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction or otherwise, and (ii) no covenant, term or condition exists in any contract, agreement, indenture or other instrument to which PTQ or any of its entities is a party or by which they or any of their respective assets is subject, which in the case of either (i) or (ii) might make it inadvisable for the Offeror to proceed with the Offer and the taking up and paying for Common Shares under the Offer or a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(k)           neither PTQ nor any of its entities shall have amended, or permitted any of its entities to amend, any related party arrangements disclosed in PTQ’s audited consolidated financial statements for the year ended May 31, 2012, or have entered into any other or new related party arrangements;

(l)            the Offeror shall not have become aware of any untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of PTQ or any of its entities with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States, which the Offeror shall have determined in its sole judgment is materially adverse or would reasonably be materially adverse to PTQ or its entities or which, if the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated would be materially adverse to the Offeror or its entities or PTQ or its entities;

(m)          all outstanding options, warrants, Convertible Securities or other conversion or exchange rights, if any, of any person to acquire Common Shares (other than the SRP Rights) shall have expired or been exercised, cancelled or otherwise dealt with on terms satisfactory to the Offeror in its sole judgment;

(n)           the Offeror shall have determined in its sole judgment (i) that there has not occurred any change in the compensation paid or payable by PTQ or any of its entities to its directors, officers or employees including the granting of additional shares, stock options or bonuses, and (ii) that PTQ has publicly disclosed all material terms of any agreement or arrangement with its directors, officers or employees with respect to change of control or severance arrangements, including the amount of any severance or termination payments payable thereunder;

(o)           the Offeror shall have been provided with, or been given access to, in a timely manner, all non-public information relating to PTQ and its affiliates and subsidiaries, including access to management of PTQ, as has been or may on or after the date of the Offer be given, provided or made available by PTQ or any of its affiliates or subsidiaries to any other potential acquiror considering (or seeking such information in order to consider) any take-over bid, merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving PTQ or any of its affiliates or subsidiaries on substantially the same terms and conditions as have been imposed on or as may be imposed on any such other potential acquiror, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to make the Offer or a revised offer, to take up and pay for any Common Shares deposited to the Offer or a revised offer or to complete the acquisition of the Common Shares pursuant to the terms of the Offer or to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(p)           PTQ shall not have completed, shall not have entered into any binding agreement with respect to, and shall have incurred no material obligations with respect to, its proposed offering of U.S.$210 million aggregate principal amount of senior secured notes, as announced by PTQ on July 17, 2012 (the “Proposed PTQ Note Offering”); and

(q)           all third party consents that the Offeror may reasonably consider to be necessary or desirable as a result of the change of control of PTQ pursuant to the Offer shall have been obtained on terms satisfactory to the Offeror in its sole judgment.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Each of the foregoing conditions is independent of and in addition to each other such condition. The Offeror may waive any of the foregoing conditions with respect to the Offer in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice, or other communication confirmed in writing, by the Offeror to that effect to the Depositary and Information Agent at its principal office in Toronto, Ontario. The Offeror, after giving any such notice, will make a public announcement of such waiver or withdrawal, and will cause the Depositary and Information Agent, if required by law, as soon as practicable thereafter to notify the Shareholders, in the manner set forth in Section 10 of the Offer, “Notices and Delivery”. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Common Shares deposited under the Offer and the Depositary and Information Agent will promptly return all documents tendered to the Depositary and Information Agent under the Offer including certificates representing deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited. See Section 7 of the Offer, “Return of Deposited Common Shares”.

Any determination by the Offeror concerning any events or other matters described in this Section 4 will be final and binding upon all persons for purposes of the Offer.

5.             Extension, Variation or Change of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, unless extended or withdrawn.

The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time for the Offer or to vary the Offer by giving written notice, or other communication confirmed in writing, of such extension or variation to the Depositary and Information Agent at its principal office in Toronto, Ontario and by causing the Depositary and Information Agent as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up prior to the extension or variation. The Offeror will, as soon as possible after giving notice of an extension or variation to the Depositary and Information Agent, make a public announcement of the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary and Information Agent at its principal office in Toronto, Ontario.

If the terms of the Offer are varied (other than a variation consisting solely of a waiver of a condition of the Offer), the Offer will not expire before 10 days after the notice of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or applicable securities regulatory authorities.

If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a holder of Common Shares to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary and Information Agent at its principal office in Toronto, Ontario and will cause the Depositary and Information Agent to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up pursuant to the Offer at the date of the occurrence of the change, if required by applicable law. The Offeror will as soon as practicable after giving notice of a change in information to the Depositary and Information Agent make a public announcement of the change in information. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary and Information Agent at its principal office in Toronto, Ontario.

Notwithstanding the foregoing, but subject to applicable laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares deposited under the Offer and not withdrawn.

During any such extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof. An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer.

6.             Take-up of and Payment for Deposited Common Shares

If all the conditions of the Offer described in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up Common Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time of the Offer and will pay for Common Shares taken up as soon as possible, but in any event not later than three business days after taking up the Common Shares. In accordance with applicable law, the Offeror will take up and pay for Common Shares deposited under the Offer after the date on which it first takes up Common Shares deposited under the Offer within 10 days after such deposit. The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer as, if and when the Offeror gives written notice to the Depositary and Information Agent to that effect.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Common Shares or to terminate the Offer and not take up or pay for any Common Shares pursuant to the Offer if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived by the Offeror, by giving written notice thereof or other communication confirmed in writing to the Depositary and Information Agent at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable law.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary and Information Agent with sufficient funds (by wire transfer or other means satisfactory to the Depositary and Information Agent) and certificates for Inmet Shares for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary and Information Agent on the purchase price of the Common Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary and Information Agent will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary and Information Agent will be deemed to constitute receipt of payment by persons depositing Common Shares.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary and Information Agent issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds and, if applicable, delivering or causing to be delivered certificates representing Inmet Shares, in the amounts to which the person depositing Common Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque and certificates will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary and Information Agent to hold the cheque and certificates for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque and certificates will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque and certificates will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of PTQ. Cheques and certificates mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary and Information Agent or through a Soliciting Dealer to accept the Offer.  However, a broker or other nominee that is not a Soliciting Dealer and through whom a Shareholder owns Common Shares may charge a fee to tender any such Common Shares on behalf of the Shareholder.  Shareholders should consult their brokers or nominees to determine whether any charges will apply.

7.             Return of Deposited Common Shares

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Common Shares than are deposited, certificates for unpurchased Common Shares will be returned to the depositing Shareholder promptly following the Expiry Time or the termination or withdrawal of this Offer by either:  (a) sending new certificates representing such unpurchased Common Shares or by returning the deposited certificates (and other relevant documents), as the case may be, or (b) in the case of any such Common Shares deposited by book-entry transfer pursuant to the procedures set forth under Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Common Shares will be credited to the depositing Shareholder’s account maintained by CDS or DTC, as applicable.  Certificates (and any other relevant documents) will be forwarded by first-class mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by PTQ or its transfer agent, promptly after the termination of the Offer.

8.             Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 8 or as otherwise required by applicable laws, all deposits of Common Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)           at any time before the Deposited Shares have been taken up by the Offeror pursuant to the Offer;

(b)           if the Deposited Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)           at any time before the expiration of ten days from the date upon which either:

(i)            a notice of change relating to a change that has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)           a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days, or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated to the Depositary and Information Agent (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Authorities) and only if such Deposited Shares have not been taken up by the Offeror in advance of the receipt of such communication by the Depositary and Information Agent.

Withdrawals of Deposited Shares must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary and Information Agent at the place of deposit before such Deposited Shares are taken up and paid for. Notice of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary and Information Agent with a written or printed copy, (b) must be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) accompanying the Deposited Shares that are to be withdrawn, (c) must specify such person’s name, the number and type of Deposited Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Deposited Shares to be withdrawn, and (d) must be actually received by the Depositary and Information Agent at the place of deposit of the applicable Deposited Shares (or Notice of Guaranteed Delivery in respect thereon). Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary and Information Agent of the properly completed and signed written notice of withdrawal.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out under Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Depositary and Information Agent, the Offeror or any other person to provide notice of any defect or irregularity in any notice of withdrawal and no such person will incur any liability for failure to give such notice.

Wherever this Offer calls for documents to be delivered by or on behalf of Shareholders to a particular office of the Depositary and Information Agent, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Withdrawals may not be rescinded and any Deposited Shares withdrawn will be deemed not validly deposited for the purposes of the Offer but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Deposited Shares or is unable to take up or pay for Deposited Shares for any reason, then, without prejudice to the Offeror’s other rights, Deposited Shares may, subject to applicable laws, be retained by the Depositary and Information Agent on behalf of the Offeror and such Deposited Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable laws.

A withdrawal of Deposited Shares can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary and Information Agent of the properly completed and executed written notice of withdrawal.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Deposited Shares that are earlier than those specified above. Shareholders should contact their broker or other nominee for assistance.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces and territories of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 24 of the Circular, “Statutory Rights”.

9.                                      Market Purchases

Except as set forth below, the Offeror reserves the right to acquire or cause an affiliate to acquire beneficial ownership of Common Shares by making purchases through the facilities of the TSX, the OTC or the FSE at any time, and from time to time, prior to the Expiry Time, subject to and in accordance with applicable laws.  In no event will the Offeror make any such purchases of Common Shares until the third business day following the date of the Offer.  The aggregate number of Common Shares acquired in this manner will not exceed 5% of the Common Shares outstanding on the date of the Offer, and the Offeror will issue and file a press release containing the information prescribed by applicable law immediately after the close of business of the relevant exchange or market on each day on which such Common Shares have been purchased.  Any Common Shares purchased in this manner pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether 50.1% of the outstanding Common Shares (calculated on a fully diluted basis) have been tendered under the Offer.

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to compliance with Section 2.7(2) of MI 62-104 or Section 93.4(2) of the Securities Act, as applicable.

For the purposes of this Section 9, the “Offeror” includes any person acting jointly or in concert with Inmet.

10.                               Notices and Delivery

Without limiting any other lawful means of giving notice, any notice to be given by the Offeror or the Depositary and Information Agent pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by or on behalf of PTQ and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any business day other than a statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in any relevant jurisdiction following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable law, if post offices in Canada are not open for the deposit of mail, any notice that the Offeror or the Depositary and Information Agent may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination through its facilities or it is published once in the National Edition of The Globe and Mail or The National Post and in La Presse or it is given to the Canada Newswire Service for dissemination through its facilities.

The Offer and Circular and accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid, or made available in such other manner as is permitted by applicable laws and the Offeror will use its reasonable efforts to furnish such documents to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees appear in the registers maintained by or on behalf of PTQ in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

These Shareholder materials are being sent to both registered and non-registered owners of securities of PTQ. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, the Offeror believes your name and address and information about your holdings of securities of PTQ have been obtained in accordance with applicable regulatory requirements from the intermediary holding on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary and Information Agent, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary and Information Agent specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever this Offer calls for documents to be delivered by or on behalf of Shareholders to a particular office of the Depositary and Information Agent, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11.                               Changes in Capitalization, Dividends, Distributions and Liens

If, on or after the date of the Offer, PTQ should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any securities convertible into Common Shares, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See Section 5 of the Offer, “Extension, Variation or Change of the Offer”.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares.

If, on or after the date of the Offer, PTQ should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities register maintained by or on behalf of PTQ in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of any such cash dividends, distributions or payments that in an aggregate amount do not exceed the cash consideration per Common Share payable, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares and the purchase price per Common Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividends, distributions or payments that in an aggregate amount exceeds the cash consideration per Common Share payable by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, securities, property, rights, assets or other interests, the whole of any such dividend, distribution or payment of securities, property, rights, assets or other interests (and not simply the portion that exceeds the Common Share payable by the Offeror under the Offer) will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary and Information Agent for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment or securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not described in Section 18 of the Circular, “Canadian Federal Income Tax Considerations” or in Section 19 of the Circular, “U.S. Federal Income Tax Considerations”.  Shareholders should consult their own tax advisors in respect of any such dividend or distribution.

12.                               Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques, certificates and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques, certificates or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary and Information Agent to which the deposited certificates for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror will provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, “Notices and Delivery”.  Notwithstanding Section 6 of the Offer, “Take-Up of and Payment for Deposited Common Shares”, cheques, certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary and Information Agent.

13.                               Other Terms of the Offer

The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its entities, the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer, but any such transfer or assignment will not relieve the Offeror of its obligations under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive prompt payment for Common Shares validly deposited and taken up pursuant to the Offer.

The Offer and all contracts resulting from acceptance of the Offer will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

No broker, dealer or other person (including the Dealer Manager, any member of any soliciting dealer group formed by the Dealer Manager or the Depositary and Information Agent) has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its entities in connection with the Offer other than as contained in the Offer and Circular, Letter of Transmittal and Notice of Guaranteed

Delivery and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized.

The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Common Shares.

The provisions of the Circular, Letter of Transmittal and Notice of Guaranteed Delivery accompanying the Offer, including the rules and instructions contained therein, as applicable, are incorporated into and form part of the terms and conditions of the Offer.

Where the Offer provides that the time for the taking of any action, the doing of anything or the end of any period, expires or falls upon a day that is not a business day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next business day.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: September 27, 2012

INMET MINING CORPORATION

(Signed) JOCHEN E. TILK
President and Chief Executive Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated September 27, 2012 by the Offeror to purchase all of the issued and outstanding Common Shares, including Common Shares that may become outstanding on the exercise of options, warrants or other conversion or exchange rights (other than the SRP Rights) together with the associated SRP Rights. The terms and provisions of the Offer are incorporated into and form part of this Circular. Terms defined in the Offer and the Glossary and not otherwise defined in this Circular shall have the respective meanings given thereto in the Offer and the Glossary unless the context otherwise requires. All currency amounts expressed herein, unless otherwise indicated, are in Canadian dollars.

Except for the information relating to PTQ’s involvement in the Concession which is disclosed in Section 6 of the Circular, “Background to the Offer” and except as otherwise indicated herein, the information concerning PTQ contained in this Circular has been taken from or is based upon publicly available information filed with the Canadian securities regulators and other public sources available as at September 26, 2012. PTQ has not reviewed the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of PTQ contained herein.  Neither the Offeror, Inmet, nor any person acting jointly or in concert with the Offeror nor any of the directors or officers of the Offeror, Inmet or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by PTQ to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror, Inmet or such persons. Except for the information relating to PTQ’s involvement in the Concession which is disclosed in Section 6 of the Circular, “Background to the Offer” and except as otherwise indicated herein, the Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from PTQ’s publicly available information or whether there has been any failure by PTQ to disclose events or facts that may have occurred or may affect the significance or accuracy of any information.

1.                                      Inmet

Inmet was continued under the laws of Canada on June 1, 1987.  Inmet is a Canadian-based global mining company with over 1300 employees that primarily produces copper and zinc through wholly-owned mining operations in Turkey, Spain and Finland. Inmet also holds an 80% equity interest in Minera Panama S.A., the Panamanian corporation that owns and is developing the Cobre Panama copper-gold porphyry development project in Panama (the “Cobre Panama Project”). Inmet is a public corporation listed on the Toronto Stock Exchange (the “TSX”) under the symbol “IMN” and has a quoted market value of approximately $3.2 billion as of the close of trading on September 26, 2012.  As of December 31, 2011, Inmet had estimated aggregate proven and probable reserves of 10.4 million tonnes of contained copper, 478,000 tonnes of contained zinc, 5.4 million ounces of contained gold, 116 million ounces of contained silver and 169,000 tonnes of contained molybdenum at its operating properties and the Cobre Panama Project.  For the fiscal year ended December 31, 2011, Inmet had gross sales of $979 million, operating cash flow of $405 million and net income of $265 million. As of the date hereof, Inmet does not own any Common Shares or other securities of PTQ.

Recent Developments

On August 20, 2012, Inmet and Franco-Nevada Corporation (“Franco-Nevada”) announced that their subsidiaries had agreed to terms for a precious metals stream on the Cobre Panama Project.  Pursuant to the terms of the transaction, Franco-Nevada will commit U.S.$1 billion to Inmet’s share of the development costs for the Cobre Panama Project.  Franco-Nevada’s U.S.$1 billion commitment will be secured by a pledge of Inmet’s interests in MPSA, owner and developer of the Cobre Panama Project.  Inmet now has funding in place for $4.2 billion of its $4.8 billion share of the required capital with the balance expected either from other sources of debt or from future operating cash flow.

2.                                      PTQ

PTQ is a corporation organized under the laws of the Province of British Columbia, Canada.  PTQ was incorporated on October 10, 1985 under the name Adrian Resources Ltd. and changed its name to Petaquilla

Minerals Ltd. on October 12, 2004.  PTQ is engaged in the acquisition, exploration, exploration management and sale of mineral properties.  PTQ is currently active in the production of gold from its open pit mine at the Molejón gold project, which is located adjacent to the Cobre Panama Project and achieved commercial production status on January 8, 2010.  PTQ is a public corporation that is listed on the TSX under the symbol “PTQ” and on the FSE under the symbol “P7Z” and quoted on the OTC under the symbol “PTQMF”.

3.                                      Certain Information Concerning Securities of Inmet

Authorized and Outstanding Share Capital

Inmet is authorized to issue an unlimited number of Inmet Shares, preferred shares and subordinate voting participation shares.  As of the date hereof, Inmet had a total of 69,365,748 Inmet Shares and no preferred shares or subordinate voting participation shares issued and outstanding.  The Inmet Shares are traded on the TSX under the symbol “IMN”.

The holders of Inmet  Shares are entitled to (i) receive notice of and attend all meetings of Inmet shareholders, with each Inmet Share entitling the holder to five votes at a meeting of Inmet Shareholders, (ii) participate equally with the holders of subordinate voting participating shares in any dividends declared by the directors, and (iii) participate equally with the holders of subordinate voting participating shares in any distribution of assets if the company is liquidated, dissolved or wound up, after payments are made to holders of preferred shares.  Inmet Shares cannot be subdivided, consolidated or otherwise changed unless all of the Inmet Shares and subordinate voting participating shares are also subdivided, consolidated or otherwise changed at the same time, in the same proportion and in the same manner.

Dividends

Inmet’s board of directors has approved a dividend policy for dividends each year of $0.20 per Inmet Share. Since November 2005, Inmet has paid semi-annual dividends of $0.10 per Inmet Share on June 15 and December 15 of each year to holders of Inmet Shares as of the applicable record date.

The amount and timing of any dividends is within the discretion of Inmet’s board of directors. The board of directors reviews the dividend policy from time to time based on the cash requirements of Inmet’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of Inmet. The board of directors currently believes that Inmet can maintain its current level of dividend as copper prices fluctuate.

Only holders of Common Shares who receive Inmet Shares as consideration under the Offer and beneficially own such Inmet Shares on a dividend record date will be entitled to receive dividends on their Inmet Shares.

Trading Price and Volume of Inmet Shares

On September 5, 2012, being the last trading day on the TSX prior to Inmet’s announcement of its intention to make the Offer, the closing price of the Inmet Shares on the TSX was $44.17. The following table sets forth the reported high and low daily trading prices and the aggregate volume of trading of the Inmet Shares on the TSX during the periods indicated:

	Trading of Inmet Shares on the TSX
	High ($)	Low ($)	Volume (#)
2012
September 1 to 26	54.88	43.20	9,674,922
August	47.82	38.91	5,783,863
July	44.24	37.01	6,624,836
June	47.94	37.61	6,517,218
May	54.57	42.61	7,065,071
April	58.67	51.65	5,211,855
March	67.35	53.38	7,639,853
February	69.94	62.75	5,836,531
January	70.34	64.05	7,665,440

	Trading of Inmet Shares on the TSX
	High ($)	Low ($)	Volume (#)
2011
December	66.34	58.58	6,179,643
November	62.73	49.80	4,946,529
October	62.50	39.88	6,802,221
September	65.07	43.89	6,436,930

Source:  Bloomberg

For the 12-month period prior to the date hereof, the Offeror has issued or granted the Inmet Shares and securities convertible into Inmet Shares listed in the table set forth below:

Date Issued or Granted	Security	Price Per Security ($)	Number (#)
September 30, 2011	Deferred share units	51.71	4,329.2
November 30, 2011	Deferred share units	58.40	144.1
January 3, 2012	Deferred share units	63.31	3,536.6
February 15, 2012	Common shares issued upon redemption of deferred share units	63.57	33,252.0
February 22, 2012	Grant of options	Not applicable (Option exercise price of 64.17)	83,084.0
April 2, 2012	Deferred share units	56.61	3,955.0
June 15, 2012	Deferred share units	43.10	213.0
July 2, 2012	Deferred share units	41.25	6,123.8

Consolidated Capitalization of Inmet

The following table sets forth Inmet’s consolidated capitalization as at June 30, 2012, the date of Inmet’s most recent unaudited interim consolidated financial statements, and further adjusted to give effect to the Offer. The table should be read in conjunction with the unaudited interim consolidated financial statements of Inmet as at and for the three and six months ended June 30, 2012, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in the Offer and Circular.

	As at June 30, 2012		As at June 30, 2012 after giving effect to the Offer (assuming all Shareholders elect the Share Alternative)			As at June 30, 2012 after giving effect to the Offer (assuming all Shareholders elect the Elected Cash Alternative)
	(All dollar amounts in thousands)
Inmet share capital	U.S.$	1,541,773	U.S.$	1,677,323		U.S.$	1,541,773
Inmet Shares outstanding	69,365,748		72,450,276			69,365,748
Cash and short term investments	U.S.$	2,733,063	U.S.$	2,732,096	(1)(2)	U.S.$	2,596,546	(1)(2)
Long-term debt	U.S.$	1,463,268	U.S.$	1,473,711	(2)	U.S.$	1,473,711	(2)

(1)	Adjusted for estimated transaction costs of the Offer
(2)	PTQ amounts incorporated are as at May 31, 2012, the date of PTQ’s most recent consolidated financial statements

4.                                      Certain Information Concerning Securities of PTQ

Authorized and Outstanding Share Capital

PTQ is authorized to issue an unlimited number of Common Shares and preferred shares each without par value.  Based solely on information contained in PTQ’s Form 20-F for the fiscal year ended May 31, 2012, as at August 29, 2012, 221,863,781 Common Shares (282,984,181 Common Shares on a fully-diluted basis(1) were issued and outstanding).  Based on such Form 20-F, as at May 31, 2012, there were no preferred shares issued and outstanding.

Dividends

PTQ has not paid any dividends to date on the Common Shares.

Trading Price and Volume of Common Shares

On September 5, 2012, being the last trading day on the TSX prior to Inmet’s announcement of its intention to make the Offer, the closing price of PTQ’s common shares on the TSX was $0.35, the closing price on the OTC was U.S.$0.36 and the closing price on the FSE was €0.29.

The following tables set forth the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX, the OTC and the FSE during the periods indicated:

	Trading of Common Shares on the TSX
	High ($)	Low ($)	Volume (#)
2012
September 1 to 26	0.66	0.35	46,943,037
August	0.40	0.35	6,016,414
July	0.43	0.36	5,396,413
June	0.45	0.36	4,389,867
May	0.44	0.30	14,254,079
April	0.46	0.38	6,322,919
March	0.60	0.44	8,067,556
February	0.63	0.55	3,948,112
January	0.67	0.57	5,563,905

(1)          The fully diluted number of Common Shares outstanding assumes exercise of all outstanding Common Share options, share purchase warrants and conversion of the convertible loan.  The number of Common Shares issuable under the convertible loan are variable.  This figure assumes conversion of the convertible loan at an exercise price of $0.6121 and the issuance of a number of Common Shares on such conversion rounded down to the nearest whole number.

	Trading of Common Shares on the TSX
	High ($)	Low ($)	Volume (#)
2011
December	0.72	0.53	5,625,664
November	0.82	0.66	9,053,796
October	0.76	0.60	13,937,811
September	0.94	0.62	9,630,387

Source:  Bloomberg

	Trading of Common Shares on the OTC
	High (U.S.$)	Low (U.S.$)	Volume (#)
2012
September 1 to 26	0.69	0.35	7,317,867
August	0.41	0.36	1,091,016
July	0.42	0.35	1,548,899
June	0.43	0.35	1,991,278
May	0.44	0.29	8,406,116
April	0.47	0.38	1,876,787
March	0.61	0.44	2,202,968
February	0.64	0.56	2,340,028
January	0.66	0.57	1,693,185
2011
December	0.70	0.51	3,233,963
November	0.80	0.64	2,009,710
October	0.75	0.56	3,894,620
September	0.96	0.61	2,180,447

Source:  Bloomberg

	Trading of Common Shares on the FSE
	High (€)	Low (€)	Volume (#)
2012
September 1 to 26	0.55	0.29	1,886,339
August	0.33	0.28	500,532
July	0.34	0.28	237,085
June	0.34	0.27	407,026
May	0.34	0.21	3,104,067
April	0.35	0.29	794,247
March	0.47	0.34	1,774,230
February	0.48	0.43	1,369,339
January	0.52	0.44	1,939,630
2011
December	0.53	0.38	1,455,142
November	0.62	0.48	2,713,011
October	0.55	0.42	1,587,256
September	0.70	0.45	2,204,700

Source:  Bloomberg

Convertible Securities

The following information is based solely on information contained in PTQ’s Form 20-F for the fiscal year end May 31, 2012:

Common Share Options

PTQ adopted the Share Option Plan which allows for up to 12,500,000 options to purchase Common Shares, with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants.  As at May 31, 2012, there were 10,282,313 options to purchase Common Shares outstanding with exercise prices ranging from U.S.$0.14 to $2.49 and a weighted average exercise price of $0.40.

Convertible Loan

On February 24, 2012, PTQ entered into a convertible non-revolving term loan agreement (the “convertible loan”) with Deutsche Bank AG, London Branch (“Deutsche Bank”) for proceeds of $6,000,000. PTQ paid Deutsche Bank a loan structuring fee of $90,000 and received net proceeds of $5,910,000 on March 14, 2012.  The convertible loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the convertible loan can be converted into Common Shares at a conversion price per Common Share of $0.6121, which was calculated based on the five-day volume weighted average share price of the Common Shares on March 14, 2012.

Share Purchase Warrants

As of May 31, 2012, there were share purchase warrants to acquire 38,048,272 Common Shares outstanding with exercise prices ranging from U.S.$0.40 to $1.45 and a weighted average exercise price of $1.32.  The share purchase warrants expire in 2013 and 2014.

Finder’s Stock

As of May 31, 2012, there were 1,568,748 finder’s stock options outstanding with an exercise price of $1.00.  The finder’s stock options expire in 2013 and 2014.  Each finder’s stock option is exercisable into one Common Share and one Common Share purchase warrant, which will have an exercise price of $1.45. These warrants are callable by PTQ if the volume weighted average trading price of the Common Shares on the TSX or any other stock exchange on which the Common Shares are then listed is at a price equal to or greater than $2.00 for a period of 30 consecutive trading days. In such event, PTQ is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice.

PTQ Shareholder Rights Plan

The information that follows is a summary of certain provisions of the PTQ Shareholder Rights Plan.  The following summary does not purport to be complete and is qualified in its entirety by reference to the PTQ Shareholder Rights Plan.

Under the PTQ Shareholder Rights Plan, each outstanding Common Share also represents one SRP Right. The SRP Rights will separate from the Common Shares and be exercisable from and after the tenth business day after the earlier of the first date of a public announcement or disclosure that a person has become the beneficial owner of 20% or more of the outstanding Common Shares, the date of commencement of or first public announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid, as hereinafter defined), or such earlier or later time as may be determined by the board of directors of PTQ (the date of such separation, the “Separation Time”). Prior to the Separation Time, the SRP Rights are evidenced by certificates for the associated Common Shares and are not transferable separately from the Common Shares. From and after the Separation Time, the SRP Rights will be evidenced by separate certificates that will be transferable and traded separately from the Common Shares.

Effective at the close of business on the tenth trading day following the acquisition by any person of beneficial ownership of 20% or more of the outstanding Common Shares, other than by way of a “Permitted Bid” (as discussed below) or certain other exempt transactions, each SRP Right (other than those held by the acquiring person, any affiliate or associate of the acquiring person, or any person acting jointly or in concert with the acquiring person or any such affiliate or associate) will permit the holder thereof to purchase from PTQ a number of Common Shares at a 50% discount to the market price (calculated in the manner set out in the PTQ Shareholder Rights Plan). The PTQ Shareholder Rights Plan allows bids made by way of a “Permitted Bid”, which among other things must be outstanding for a minimum period of 60 days, to be exempted from the operation of the plan. The Offer is not a Permitted Bid.

It is a condition of the Offer that the Offeror shall have determined in its sole judgment that, on terms and conditions satisfactory to the Offeror, (i) the PTQ Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror or its entities either before, on or after consummation of the Offer or the purchase of Common

Shares under a Compulsory Acquisition or consummation of a Subsequent Acquisition Transaction, (ii) the board of directors of PTQ shall have redeemed all SRP Rights or waived the application of the PTQ Shareholder Rights Plan to the purchase of Common Shares by the Offeror under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, (iii) a final, binding and non-appealable cease trading order or an injunction shall have been issued by a Governmental Authority having jurisdiction that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Common Shares or other securities or property upon the exercise of the SRP Rights, (iv) a court of competent jurisdiction shall have made a final, binding and non-appealable order to the effect that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, or (v) the SRP Rights and the PTQ Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Common Shares with respect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

5.                                      Documents Incorporated by Reference

The following documents, filed by Inmet with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada in which Inmet is a reporting issuer, are specifically incorporated by reference in, and form an integral part of, the Offer and Circular:

(a)                                  Annual Information Form, dated March 28, 2012, for the year ended December 31, 2011;

(b)                                 annual audited consolidated financial statements for the year ended December 31, 2011, including consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010 and related notes, together with the auditors’ report thereon, contained therein;

(c)                                  Management’s Discussion and Analysis for the annual audited consolidated financial statements for the year ended December 31, 2011;

(d)                                 unaudited interim consolidated financial statements for the three and six months ended June 30, 2012, together with the notes thereto;

(e)                                  Management’s Discussion and Analysis for the unaudited interim consolidated financial statements for the three and six months ended June 30, 2012;

(f)                                    Management Information Circular, dated March 14, 2012, in connection with the annual meeting of shareholders held on April 27, 2012;

(g)                                 Material Change Report, dated May 16, 2012, announcing that Inmet intended to offer a U.S.$1,000,000,000 aggregate principal amount of senior unsecured notes maturing 2020 to qualified institutional buyers in the United States and on a private placement basis in Canada to fund the development of the Cobre Panama Project;

(h)                                 Material Change Report, dated May 16, 2012, announcing that Inmet had completed the Basic Engineering for the Cobre Panama Project and had launched a financing plan to fully fund its 80% share of the related development costs;

(i)                                     Material Change Report, dated May 25, 2012, announcing that Inmet had increased the size of its previously announced offering of senior unsecured notes to U.S.$1.5 billion aggregate principal amount of 8.75 percent senior unsecured notes maturing 2020 and the Board of Directors of Inmet had granted its approval for Inmet to start construction at the Cobre Panama Project; and

(j)                                     Material Change Report, dated August 30, 2012, announcing that subsidiaries of the Offeror and Franco-Nevada had agreed to terms for a precious metals stream on the Cobre Panama Project.

All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by the Offeror with any securities commission or similar regulatory authority in Canada on or after the date of the Offer and Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Notwithstanding the foregoing, any and all portions of such documents that consist of PTQ public disclosure documents expressly identified as such, and whether or not such portions are reproduced or incorporated by reference into an Inmet document, including without limitation PTQ’s financial statements and current Form 20-F, are expressly excluded from such incorporation by reference into the Offer and Circular, and the Offeror disclaims any responsibility for such disclosure. None of Inmet or any of its officers or directors assumes any responsibility for the accuracy or completeness of such PTQ information or for any failure by PTQ to disclose events or facts which have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror. Information regarding PTQ is filed publicly by PTQ with the Securities Authorities in Canada, which information is available electronically on SEDAR at www.sedar.com.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Offer and Circular.

Information has been incorporated by reference in the Offer and Circular from documents filed with the Securities Authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Legal and Corporate Affairs of Inmet at 330 Bay Street, Suite 1000, Toronto, Ontario, M5H 2S8, Canada (telephone (416) 361-6400) and are also available electronically on SEDAR at www.sedar.com.

Information contained in or otherwise accessed through the Offeror’s website, www.inmetmining.com, or any other website (other than information in documents incorporated by reference) does not form part of the Offer and the Circular.

6.                                      Background to the Offer

Minera Panama and the Concession

MPSA is the owner and developer of the Cobre Panama Project.  The project is located 120 kilometres northwest of Panama City and 20 kilometres from the Caribbean Sea coast, in the district of Donoso, Colón Province, in the Republic of Panama.  MPSA is an 80 percent-owned subsidiary of Inmet.

MPSA was incorporated in June 1995 under the laws of the Republic of Panama and holds the mineral concession (the “Concession”) for the Cobre Panama Project by virtue of Contract-Law No. 9 of February 26, 1997 promulgated by the Government of Panama (“Law 9”).  Law 9 granted MPSA rights to explore and exploit the Concession for the purpose of exploring, extracting, benefiting, processing, refining, transporting, selling and marketing all base or precious minerals located on the Concession.  Law 9 also granted MPSA the right to design, build and operate all infrastructure required for its activities on the Concession, including off-Concession surface and easement rights and rights to install, maintain and use the surface and subsoil of lands and waters belonging to the Government of Panama that MPSA considers to be necessary for such infrastructure, subject to the condition that the exercise of such rights does not infringe upon the acquired rights of third parties to Law 9.  Although not required under Law 9, MPSA has notified the relevant Panamanian authorities in writing of its intent to proceed with development of off-Concession infrastructure for the Cobre Panama Project.   Law 9 has an initial twenty year term from the date of its enactment in February 1997 with provisions for two consecutive extensions of twenty years each.

In October 2006, PTQ transferred all of its interest in MPSA to Petaquilla Copper Ltd. (“PTC”), a new public company, via a plan of arrangement.  In July 2008, Inmet made an offer to the shareholders of PTC to acquire all of its outstanding shares and completed such transaction in November 2008. The common shares of PTC were subsequently delisted from the Toronto Stock Exchange.

In November 2008, Teck Cominco Limited, now Teck Resources Limited (“Teck”) notified Inmet of its intention to not continue to participate in the Cobre Panama Project and Inmet acquired Teck’s interest, resulting in Inmet owning 100 percent of MPSA until April 2012 when KPMC acquired a 20 percent interest in MPSA.

Feasibility and other studies from 2007 followed a feasibility study completed in 1998 for a copper project on the Concession. Pre-development and development work was also conducted on the Concession, in particular commencing during and after 2008 when Inmet consolidated the ownership of MPSA. These developments led to Inmet’s decision to proceed with full construction and development of the Cobre Panama Project in May 2012.

PTQ and the Molejón Mine

In June 2005, Inmet, PTQ and Teck, the parties to a shareholders agreement governing the affairs of MPSA at that time, entered into an agreement (the “Molejón Agreement”) to develop a copper project on the Concession in phases, subject to approval by the Government of Panama.  In the first phase, PTQ assumed full risk to develop the Molejón gold deposit, which is situated in (but was later severed from) the Concession, as a stand-alone gold mine.

Under the Molejón Agreement the portion of the Concession (the “Molejón Concession”) on which the Molejón deposit is situated (as defined by a schedule to the agreement) was transferred to PTQ.  MPSA was granted the right to explore for and develop “Copper Deposits” (as defined under the agreement) on the Molejón Concession.  PTQ was also granted the right to explore and develop “Gold Deposits” (as defined under the agreement) on the remainder of the Concession (defined as the “Concession Remainder” under the agreement) provided such rights do not impair or impede MPSA’s interest or ability to exploit “Copper Deposits” on the Concession Remainder, subject to the requirement that MPSA’s interest or ability to exploit Copper Deposits on the Concession Remainder is not impaired or impeded.

For purposes of the Molejón Agreement, a deposit is a “Gold Deposit” if more than 50 percent of its net present value as a developed mine would derive from its gold or other precious metals content (allocating capital and operating costs as between gold, other precious metals and other commodities on the basis of their contribution to revenue) using reasonable and consistent price assumptions for gold and other commodities as may be agreed between the parties or failing agreement, as determined in accordance with the arbitration procedures set out in the agreement.  Similarly, a deposit is defined as a “Copper Deposit” if more than 50 percent of its net present value as a developed mine would derive from its copper content using the same methodology as that used for “Gold Deposits”.  In the event that a resource relating to a “Gold Deposit” is identified on the Concession Remainder, MPSA is to co-operate to effect a transfer of such deposit to PTQ on a basis similar to the transfer of the Molejón deposit.  Neither Inmet nor MPSA has received notice from PGSA or PTQ advising that either such party has or is asserting any rights to a “Gold Deposit” under the Molejón Agreement.

The Molejón Agreement also provided for payment on a quarterly basis of an escalating net smelter return royalty on production from the Molejón mine to Inmet and Teck (to a maximum royalty of 5 percent using the quarterly average of the daily p.m. gold fixes established by the London Metal Exchange in a calendar quarter where such quarterly average is U.S.$550 per ounce of gold or greater).

Government approval for the phased development of the Cobre Panama Project was obtained in November 2005, at which time the Panamanian Minister of Commerce and Industry issued a resolution declaring that for the purposes of Law 9, the start of development of the Molejón gold deposit would constitute the start of development of the copper project and related infrastructure and would also constitute compliance with MPSA’s obligations under Law 9 to begin construction of the larger copper project on the Concession.  MPSA then transferred its rights in the Molejón Concession to PTQ’s wholly-owned Panamanian subsidiary, Petaquilla Gold, S.A. (“PGSA”).  PGSA subsequently registered the Molejón Concession in PGSA’s name and developed and has operated the Molejón mine on a stand-alone basis since then, subject to the Molejón Agreement. In developing and operating the

Molejón mine, PGSA is also subject to obligations and enjoys benefits under Law 9 as they relate to the Molejón Concession.

Interactions with PTQ and Recent Announcements

Panama is an emerging mining jurisdiction. The Molejón mine is the first mining operation of significance in the country and, because of that, its operations are closely scrutinized. MPSA has remained cognizant of the activities of PGSA and other PTQ affiliates on the Molejón Concession and in the area adjacent to the Concession since issues concerning the operation of the Molejón mine can have an impact, both positive and negative, on public perceptions of mining in the country.  In addition, since the mine is a close neighbor of the Cobre Panama Project, any adverse impacts due to Molejón’s operation can have an added significance by association on the perceptions and concerns of the local communities and residents with regard to the Cobre Panama Project.

MPSA and PTQ have cooperated where it has been of mutual benefit to do so. For example, a subsidiary of PTQ is part of a joint venture that was awarded a U.S.$6.3 million contract in 2011 to construct and provide aggregates for a road for MPSA to by-pass the then existing sole access road into the Cobre Panama Project site which runs through the Molejón mine site.  However, in relation to other aggregates requirements for the Cobre Panama Project, MPSA is developing its own quarries in order to supply the majority of such requirements. MPSA has not entered into, and does not anticipate or intend to enter into, agreements with third parties to obtain any substantial amount of aggregates in connection with the development of the Cobre Panama Project.  In spite of such instances of cooperation, a number of issues have arisen between MPSA and Inmet on the one hand and PTQ and its affiliates on the other.  A PTQ affiliate has, since 1999, applied for a number of mining concessions relating to gold and other minerals in areas adjacent or in proximity to the Concession. Inmet believes that any grant of concessions adjacent or in proximity to the Concession will not adversely affect in any material way MPSA’s rights under Law 9 to develop and operate the Cobre Panama Project.   In addition, the Molejón Concession registered by PGSA with the Panamanian authorities overstates the area of that concession stipulated by the Molejón Agreement by approximately 600 hectares and this discrepancy is currently in dispute between MPSA and PGSA.

Discussions and exchanges took place earlier this year between representatives of MPSA and PGSA, which were followed by a subsequent meeting between Inmet and PTQ representatives that took place in mid-August of this year in Panama City as part of an attempt to resolve the outstanding issues between the companies and to also discuss as part of a settlement of such issues the potential for PTQ’s affiliates to participate in the construction and development of the Cobre Panama Project other than through the contract currently in effect. Such discussions concluded in mid-August of this year without agreement.

Inmet’s Decision to Announce an Offer

On July 17, 2012, PTQ announced a proposed private placement of U.S.$210 million senior secured notes. On August 29, 2012, PTQ filed its annual audited financial statements and management’s discussion and analysis of financial results on SEDAR.  Based on a review of such filings, Inmet’s management concluded that PTQ was likely financially challenged and that the proposed debt offering could exacerbate PTQ’s financial vulnerability, potentially affecting its ability to operate the Molejón mine. On September 5, 2012, Inmet’s board of directors held a meeting to discuss the conclusions of Inmet’s management concerning the financial condition of PTQ.  In that meeting Inmet’s management presented a proposal that Inmet make an unsolicited offer to acquire the Common Shares and acquire control of PTQ.  Following discussion, Inmet’s board of directors authorized the announcement by Inmet of its intent to make the Offer.

Later that evening, Inmet issued a press release to announce its intention to make the Offer.  Immediately prior to the announcement, Mr. Tilk attempted to telephone Mr. Joao Manuel, PTQ’s Chief Executive Officer, to advise him of the imminent issuance of the press release.  Mr. Manuel could not be reached.  Mr. Tilk was subsequently able to speak with Mr. Rodrigo Esquivel, PTQ’s President,  and advised him of the imminent issuance of the press release.  Shortly thereafter, a letter from Mr. Tilk to Mr. Richard Fifer, PTQ’s Executive Chairman, and Mr. Manuel was emailed to them and to Mr. Esquivel to express Inmet’s desire to complete the Offer with the support of PTQ’s board of directors, to request that Inmet be provided with copies of documents relating to PTQ’s outstanding stock options, common share purchase warrants, convertible debt, other indebtedness and agreements with Deutsche Bank not then publicly available on SEDAR and to request that PTQ’s board waive the application of the PTQ Shareholder Rights Plan in the context of the Offer and defer the “separation time” thereunder.

On September 6, 2012, PTQ issued a press release noting the announcement of Inmet’s intention to make the Offer, cautioning its shareholders that Inmet had not made a formal offer.  PTQ also indicated that it was in the process of considering and evaluating Inmet’s announcement and urged its shareholders to take no action until PTQ issued further communication with respect to the announcement and the Offer.  On the same day, PTQ’s legal counsel contacted Inmet’s legal counsel to inquire whether Inmet would be prepared to meet to discuss Inmet’s intended offer.  As a result, Mr. Manuel met in Toronto on September 13 with Messrs. Frank Balint, Inmet’s Vice-President, Corporate Development, and Steve Astritis, Inmet’s Vice-President, Legal and Corporate Affairs, with their respective legal counsel.  Mr. Manuel and Mr. Astritis continued the exchange between Inmet and PTQ via email on September 14 and 16 and via telephone call on September 16.  It became evident to Inmet during such telephone call that there was no common ground upon which PTQ and Inmet could arrive at terms that would lead to a transaction between the companies that the PTQ board would support.

On September 19, 2012, PTQ issued a press release that among other things indicated that it would be proceeding with the Proposed PTQ Note Offering.  On September 20, 2012, Inmet issued a press release reiterating its intention to make the Offer, noting the prior day’s PTQ announcement and that it would be a condition of the Offer that PTQ not complete the proposed U.S.$210 million senior secured note offering or any other debt or equity financing.

On September 21, 2012, PTQ issued a press release announcing it had formally engaged UBS Securities Canada Inc. to act as its exclusive financial and capital markets advisor, in connection with assessment of the Offer and PTQ’s strategic alternatives.

As at September 27, 2012, no further discussions between Inmet and PTQ have taken place.

7.                                      Reasons to Accept the Offer

Shareholders should consider the following factors in making a decision to accept the Offer:

•                  Significant Premium: The maximum cash consideration of $0.48 per Common Share under the Elected Share Alternative represents a premium of 37% over the closing price of $0.35 per Common Share on the TSX on September 5, 2012 (the last trading day prior to the announcement by the Offeror of its intention to make the Offer). The consideration under the Share Alternative represents a premium of 44% based on the closing prices of $46.08 for the Inmet Shares on the TSX on September 26, 2012 (the last trading day prior to the date of the Offer) and $0.35 for the Common Shares on the TSX on September 5, 2012.

•                  Immediate Liquidity: Prior to Inmet’s announcement of its intention to make the Offer, the Common Shares of PTQ have not traded in significant volumes. The Offer provides all Shareholders with the unique opportunity to realize immediate value and liquidity for their Common Shares.

•                  Prevents PTQ from Being Over Leveraged: Management of PTQ is currently contemplating a U.S.$210 million senior secured note offering. The magnitude of the proposed note offering is almost three times the market capitalization of PTQ on September 5, 2012 (the last trading day prior to the announcement by the Offeror of its intention to make the Offer) and the proposed offering brings into question its ability to both service the notes and to meet its other financial commitments going forward. The Offer provides Shareholders with the opportunity to avoid further leverage and potential diminution of the value of their Common Shares.

•                  Participation in a Significant and Growing Global Copper Mining Company: To the extent that Shareholders receive Inmet Shares as part of or substantially all of their consideration under the Offer, they will benefit from owning shares in a significant and growing global copper mining company with increased diversification, scale and liquidity.  Inmet shares offer significant value given cash flow from producing assets at Las Cruces, Çayeli and Pyhäsalmi plus significant potential upside through development of the Cobre Panama Project. Inmet is substantially financed to build the Cobre Panama Project and has strong partners in Korea Panama Mining Corporation and Franco-Nevada Corporation.

•                  Opportunity to Elect Form of Consideration:  The Offer provides Shareholders the opportunity to receive their consideration in the form of cash, Inmet Shares or a combination thereof, in each case without being subject to proration.  This flexibility of consideration allows Shareholders, to the extent they elect cash, to lock in the premium represented by the Offer, and to the extent they elect Inmet Shares, to benefit from exposure to the upside potential of Inmet’s business, including the world-class Cobre Panama Project.

•                  Potential for Tax Deferral: To the extent that Shareholders receive Inmet Shares as consideration under the Offer, Eligible Holders will be entitled to make a joint tax election with the Offeror under the Tax Act that will, depending on the circumstances, allow for the full or partial deferral of Canadian taxable capital gains.

8.                                      Purpose of the Offer and the Offeror’s Plans for PTQ

The purpose of the Offer is primarily to acquire control of PTQ in order to simplify the development of the Cobre Panama Project which is adjacent to PTQ’s Molejón mine by coordinating the operations of the Molejón mine with construction and start-up activities for the Cobre Panama Project.  If it is able to do so, the Offeror intends to acquire all of the outstanding Common Shares (which includes Common Shares which may become outstanding on the exercise, exchange or conversion of warrants, options and other Convertible Securities). See Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

If the conditions of the Offer are satisfied or waived by the Offeror and the Offeror takes up and pays for the Common Shares validly deposited under the Offer, the Offeror may seek to acquire, directly or indirectly, all of the Common Shares through a Compulsory Acquisition and/or a Subsequent Acquisition Transaction.  However, the Offeror expressly reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, or to propose a transaction on terms not described herein.

If the Offer is successful and at least 50.1% of the outstanding Common Shares (calculated on a fully diluted basis) are tendered under the Offer, Inmet intends to take a number of steps including changing the composition of PTQ’s board of directors to allow nominees of Inmet to comprise at least a majority of the members of PTQ’s board of directors and thereafter would seek to align PTQ’s strategy with the development of the Cobre Panama Project.  The Offeror intends to continue operating PTQ’s Molejón gold mine, which is adjacent to the Cobre Panama Project, applying the Offeror’s expertise as an experienced, well-regarded operator.  In particular, the Offeror expects to undertake a detailed review of PTQ’s business, assets, liabilities, operations, commitments and expenditures in order to ensure that the Molejón mine and PTQ’s other operations can be operated in a responsible and profitable manner.

If permitted by applicable law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, Inmet intends to delist the Common Shares from the TSX and the FSE and cease quotation of the Common Shares on the OTC and to cause PTQ to cease to be a reporting issuer under the laws of each province in Canada in which it has such status and cease to be a publicly listed company under the laws of the United States and Germany.

These plans are based on information currently available to Inmet. Except as otherwise indicated herein, Inmet has so far had an opportunity to review only publicly available information about PTQ filed with Canadian securities regulatory authorities and the SEC. As a result, the foregoing plans for PTQ’s business are of a general nature and may change if more information becomes available.

9.                                      Source of Funds

The Offeror’s obligation to purchase the Common Shares deposited to the Offer is not subject to any financing condition.

In the event that all of the outstanding Common Shares (but excluding Common Shares owned or controlled by the Offeror and its affiliates and associates) and all in-the-money warrants and options are exercised and the underlying Common Shares are tendered to the Offer and are taken up and paid for, the total cash consideration payable to such tendering Shareholders would be approximately $112 million.  All such funds are available and will be paid from Inmet’s cash on hand.

10.                               Holdings of Securities of PTQ

Neither Inmet nor any of its affiliates currently own any Common Shares.  No other securities of PTQ are beneficially owned, nor is control or direction exercised over any of such securities, by Inmet or its directors or officers. To the knowledge of Inmet, after reasonable enquiry, no other securities of PTQ are beneficially owned, nor is control or direction exercised over any of such securities, by any associate or affiliate of an insider of Inmet, any insider of Inmet other than a director or officer of Inmet or any person acting jointly or in concert with Inmet.

11.                               Trading in Securities of PTQ

To the knowledge of Inmet, after reasonable enquiry, neither Inmet nor any of its directors or officers, any associate or affiliate of an insider of Inmet, any insider of Inmet other than a director or officer of Inmet or any person acting jointly or in concert with Inmet, purchased or sold any securities of PTQ during the six-month period preceding the date of the Offer.

12.                               Commitments to Acquire Common Shares

Neither Inmet nor, to the knowledge of Inmet, after reasonable enquiry, any of its directors or officers, any associate or affiliate of an insider of Inmet, any insider of Inmet other than a director or officer of Inmet or any person acting jointly or in concert with Inmet, has entered into any agreements, commitments or understandings to acquire any securities of PTQ.

13.                               Other Material Facts about PTQ

As of the date hereof, except as described herein, Inmet has no knowledge of any material fact concerning the securities of PTQ that has not been generally disclosed by PTQ, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

14.                               Acquisition of Common Shares Not Deposited Under the Offer

It is the Offeror’s current intention that if it takes up and pays for Common Shares deposited under the Offer and, if feasible in accordance with the terms of the Common Shares and applicable law, it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired under the Offer. There is no assurance that such a transaction will be completed and the Offeror expressly reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares in respect of which the Offer was made as at the Expiry Time, other than Common Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates (as such term is defined in the BCBCA) and the Offeror acquires or is bound to take up and pay for such deposited Common Shares under the Offer, the Offeror intends, to the extent possible, to acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer (and each person who subsequently acquires any such Common Shares) (“Offerees”) pursuant to the provisions of Section 300 of the BCBCA on the same terms (including the price offered per Common Share) as the Common Shares acquired under the Offer (a “Compulsory Acquisition”). Holders of outstanding options, warrants or other Convertible Securities must exercise, exchange or convert those securities into Common Shares before any payment for underlying Common Shares will be made.

To exercise its statutory right of Compulsory Acquisition, the Offeror must send written notice (the “Offeror’s Notice”) to each Offeree of such proposed acquisition within five months after the date of the Offer. If the Offeror’s Notice is sent to an Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Common Shares of that Offeree that were involved in the Offer for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by that Offeree within two months after the date of the Offeror’s Notice to that Offeree.

Pursuant to any such application by an Offeree, the Court may fix the price and terms of payment for the Common Shares held by the Offeree and make any such consequential orders and give such directions as the Court considers appropriate.  Unless the Court orders otherwise (or, if an application to the Court has been made pursuant to the provisions described in the immediately preceding sentence, at any time after that application has been disposed of), the Offeror must, not earlier than two months after the date of the Offeror`s Notice, send a copy of the Offeror’s Notice to PTQ and must pay or transfer to PTQ the amount or other consideration representing the price payable by the Offeror for the Common Shares that are referred to in the Offeror’s Notice.  On receiving the copy of the Offeror’s Notice and the amount or other consideration representing the price payable for the Common Shares referred to in the Offeror’s Notice, PTQ must register the Offeror as a Shareholder with respect to those Common Shares subject to the Offeror’s Notice. Any such amount received by PTQ for the Common Shares is required to be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by PTQ, or by a trustee approved by the Court, in trust for the persons entitled to that sum.

The foregoing is a summary only of the statutory right of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA, the full text of which is attached as Schedule A to this Circular. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which rights may be lost or altered. Shareholders who wish to be better informed about Section 300 and other provisions of the BCBCA should consult their legal advisors.

The tax consequences to a Shareholder of a Compulsory Acquisition may differ from the tax consequences to such Shareholder of having its Common Shares acquired pursuant to the Offer.  See Section 18 of the Circular “Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “U.S. Federal Income Tax Considerations”.

Compelled Acquisition

If not less than 90% of the issued and outstanding Common Shares are acquired by or on behalf of the Offeror and its affiliates, any Offeree will be entitled, in certain circumstances and in accordance with the BCBCA, to require the Offeror to acquire such Offeree’s Common Shares.

Section 300 of the BCBCA provides that if the Offeror has not sent the Offeror’s Notice to each Offeree within one month after becoming entitled to do so, the Offeror must send a written notice to each Offeree stating that, within three months after receiving such written notice, such Offeree may require the Offeror to acquire the Common Shares of that Offeree that were involved in the Offer. If an Offeree requires the Offeror to acquire such Offeree’s Shares in accordance with these provisions, the Offeror must acquire those Common Shares for the same price and on the same terms contained in the Offer (a “Compelled Acquisition”).

The foregoing is a summary only of the statutory right of Compelled Acquisition which may become available to Offerees and is qualified in its entirety by the provisions of Subsections 300(9) and 300(10) of the BCBCA, the full text of which is attached as Schedule A to this Circular. Sections 300(9) and 300(10) of the BCBCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about these and other provisions of the BCBCA should consult their legal advisors.

The tax consequences to a Shareholder of a Compelled Acquisition may differ from the tax consequences to such Shareholder of having its Common Shares acquired pursuant to the Offer.  See Section 18 of the Circular, “Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “U.S. Federal Income Tax Considerations”.

Subsequent Acquisition Transaction

If the Offeror acquires less than 90% of the Common Shares under the Offer, or the right of Compulsory Acquisition described above is not available for any reason, or if the Offeror elects not to pursue such right, the Offeror currently intends, depending on the number of Common Shares taken up and paid for under the Offer, to pursue other means of acquiring, directly or indirectly, all of the Common Shares and other securities exercisable for or convertible or exchangeable into Common Shares in accordance with applicable law, including, by way of example, by means of an arrangement, reclassification, consolidation, amalgamation, merger or other combination of PTQ with the Offeror or one or more of the Offeror’s entities, on such terms and conditions as the Offeror, at the time, believes to be appropriate (each, a “Subsequent Acquisition Transaction”). To effect such Subsequent Acquisition Transaction, the Offeror currently intends to cause a special meeting of Shareholders to be called to consider such a transaction. The detailed terms of any Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the holders of Common Shares, would necessarily be subject to a number of considerations, including the number of Common Shares acquired pursuant to the Offer. The Offeror’s current intention is that the consideration to be paid to Shareholders pursuant to any Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer; however, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror with respect to PTQ or its business, changes in general economic, industry, regulatory or market conditions or in the business of PTQ, or other currently unforeseen circumstances, such a transaction may not be so proposed, or may be proposed on different terms or delayed or abandoned. The Offeror expressly reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction involving PTQ and reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

If a Subsequent Acquisition Transaction were to be consummated, holders of the Common Shares may, under the BCBCA, have the right to dissent and demand payment of the fair value of their Common Shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to those dissenting holders for their Common Shares. The fair value of the Common Shares so determined could be more or less than the amount paid per security pursuant to the Subsequent Acquisition Transaction or the Offer. Any such judicial determination of the fair value of the Common Shares could be based upon considerations other than, or in addition to, the market price of the Common Shares.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of having its Common Shares acquired pursuant to the Offer. See Section 18 of the Circular, “Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “U.S. Federal Income Tax Considerations”.

Securities Law Requirements for Business Combinations

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” under MI 61-101.  In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction.  Inmet intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the expiry of a formal take-over bid where the consideration that security holders would be entitled receive under the business combination is at least equal in value to and is in the same form as the consideration that tendering security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (and which disclosure has been provided herein). The Offeror currently intends that the consideration offered per Common Share under any Subsequent Acquisition Transaction proposed by it would be the same consideration offered to the

Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror expects to rely on these exemptions.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA and PTQ’s constating documents may require the approval of 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 also requires that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” shareholders of each class of affected securities who are entitled to vote, as described below, must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror and its affiliates beneficially own 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is agreed to, the requirement for minority approval under MI 61-101 would not apply to the transaction if an enforceable appraisal remedy or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any business combination, the “minority” shareholders entitled to vote will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, any “interested party” (within the meaning of MI 61-101), certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Common Shares acquired under the Offer as “minority” shares and vote them, or consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Date, (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares; and (d) certain disclosure is provided in the take-over bid disclosure documents (which disclosure has been provided herein). The Offeror currently intends that the consideration offered per Common Share under any Subsequent Acquisition Transaction proposed by it would be the same consideration offered to the Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and all disclosure required in connection with any such Subsequent Acquisition Transaction has been provided in this Circular. The Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Other Alternatives

If, following the completion of the Offer, the Offeror does not effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, or if the Offeror proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approvals, the Offeror will evaluate its other available alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Common Shares or other securities in the open market, in private negotiated transactions, in another take-over bid or exchange offer or otherwise. Subject to applicable law, any additional purchases of Common Shares could be at a price greater than, equal to or less than the price paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares or other securities, or may sell or otherwise dispose of any or all Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror which may vary from the price paid for Common Shares under the Offer.

The tax consequences to a Shareholder of such alternatives may differ from the tax consequences to such Shareholder of having its Common Shares acquired pursuant to the Offer. See Section 18 of the Circular, “Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “U.S. Federal Income Tax Considerations”.

Judicial Developments

On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions.  See “ — Securities Law Requirements for Business Combinations” above.

Certain judicial decisions may also be considered relevant to any business combination that may be proposed or effectuated subsequent to the expiry of the Offer. Prior to the adoption of MI 61-101 (or its predecessors), Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which involved certain business combinations. The trend both in legislation and in Canadian jurisprudence has been towards permitting business combinations to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination.

15.                               Agreements, Commitments or Understandings

There are no agreements, commitments or understandings made or proposed to be made between Inmet and any of the directors or officers of PTQ and no payment or other benefit is proposed to be made or given by Inmet to any of the directors or officers of PTQ by way of compensation for loss of office or for remaining in or retiring from office as a result of the Offer.

There are no agreements, commitments or understandings between Inmet and any Shareholder with respect to the Offer or between Inmet and any person with respect to any securities of PTQ in relation to the Offer.

There are no agreements, commitments or understandings between Inmet and PTQ relating to the Offer and Inmet is not aware of any agreements, commitments or understandings that could affect control of PTQ.

16.                               Regulatory Matters

Based upon an examination of publicly available information available to the Offeror, the Offeror is not aware of any governmental licences or regulatory permits that appear to be material to the business of PTQ which might be adversely affected by the Offeror’s acquisition of Common Shares pursuant to the Offer and, except as described below or elsewhere in this Offer and Circular, the Offeror is not aware of any approval or other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required prior to the acquisition of Common Shares pursuant to the Offer.

Competition Laws

Based upon an examination of publicly available information relating to the business of PTQ, the Offeror does not expect the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, as applicable, to give rise to material competition/anti-trust concerns in any jurisdiction. However, the Offeror cannot be assured that no such concerns will arise.

Competition Act (Canada)

Under the Competition Act, a transaction that exceeds certain financial thresholds (a “Notifiable Transaction”) requires prior notification to the Commissioner unless the Commissioner issues an advance ruling certificate (an “ARC”) or waives the filing obligation in respect of the transaction. If a transaction is a Notifiable Transaction, it may not be completed until the applicable statutory waiting period has expired or been terminated, or the Commissioner has either issued an ARC or otherwise waived the filing obligation. The applicable statutory waiting period expires 30 days following the day of the filing of a pre-merger notification under the Competition Act or, if during that 30-day period the Commissioner issues a request for additional information (a “Supplementary Information Request”), 30 days following the day on which the information requested under a Supplementary Information Request has been received by the Commissioner.

The Commissioner may apply to the Competition Tribunal in respect of a “merger” (as defined under the Competition Act), and if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, the Competition Tribunal may issue an order to, among other things, prohibit the merger in whole or in part.

Alternatively, where the Commissioner is satisfied that she would not have sufficient grounds to apply to the Competition Tribunal under the merger provisions of the Competition Act, the Commissioner may issue an ARC in respect of that transaction. Where an ARC is issued, the parties to the transaction are not required to file a premerger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. The Commissioner may, in lieu of issuing an ARC, issue a “no action” letter, wherein she indicates that she does not intend, at that time, to bring an application to the Competition Tribunal under the merger provisions of the Competition Act but reserves the right to do so within one year of closing as permitted under the Competition Act.

Based upon an examination of publicly available information available to the Offeror, the Offeror is currently of the view that the transactions contemplated by the Offer may constitute a Notifiable Transaction and a “merger” under the Competition Act. Therefore, if no new information becomes available to the Offeror, the Offeror currently intends to shortly submit a request for an ARC, or in the alternative a waiver from the filing obligation and a no action letter, with respect to the Offer. The Offeror may also file a pre-merger notification with the Commissioner, in which case PTQ will also be required to make a pre-notification filing within ten days of being notified by the Commissioner of the Offeror’s filing.

The obligation of the Offeror to complete the Offer is, among other things, subject to the condition (i) that the Commissioner shall have issued (and not rescinded or amended) an ARC under Section 102 of the Competition Act with respect to the transactions contemplated by the Offer and any Compulsory Acquisition, Subsequent Acquisition Transaction or other alternative transactions; or (ii) that: (a) the waiting period under Section 123 of the Competition Act shall have expired or been terminated or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act, and (b) the Commissioner shall have advised the Offeror in writing (and not rescinded or amended such advice, referred to herein as a “no action” letter) that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Offer and any Compulsory Acquisition, Subsequent Acquisition Transaction or other alternative transactions, and the form of and any terms and conditions to any such advice are satisfactory to the Offeror in its sole judgment (the “Competition Act Approval”). See Section 4 of the Offer, “Conditions of the Offer”.

HSR Act

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The obligation of the Offeror to complete the Offer may be subject to such requirements (the “HSR Condition”).

Based upon an examination of publicly available information available to the Offeror, the Offeror is currently of the view that the transactions contemplated by the Offer may be subject to the HSR Act. Therefore, if no new information becomes available to the Offeror, the Offeror currently intends to shortly submit a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of Common Shares pursuant to the Offer may not be consummated until the expiration of a 30-calendar day waiting period following the filing by Offeror, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period (a “Second Request”). There can be no assurance, however, that the 30-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to issue a Second Request to the Offeror with respect to the Offer, the waiting period with respect to the Offer would expire at

11:59 p.m., Eastern Time, on the 30th calendar day after the date of compliance with such request unless either (i) the FTC or the Antitrust Division seeks, and is granted, a court order further extending the waiting period or (ii) the HSR Act waiting period is earlier terminated by the FTC and the Antitrust Division. If the acquisition of Common Shares is delayed pursuant to a Second Request, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Common Shares will be deferred until 30 days after the request is complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Unless the Offeror determines that the transactions contemplated by the Offer are not subject to the HSR Act, it is a condition to the Offer that any waiting period under the HSR Act applicable to the Offer expire or be terminated. See Section 4 of the Offer, “Conditions of the Offer”.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Common Shares by Offeror pursuant to the Offer. At any time before or after the purchase of Common Shares pursuant to the Offer by Offeror, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares pursuant to the Offer or seeking the divestiture of Common Shares purchased by Offeror or the divestiture of substantial assets of Offeror, the PTQ or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

Securities Regulatory Matters

The distribution of the Inmet Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Inmet Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom.

Stock Exchange Listing

In connection with the Offer and assuming all holders of currently outstanding Common Shares elect the Share Alternative, Inmet expects to issue up to approximately 2,400,000 Inmet Shares, representing approximately 3.5% of the Inmet Shares outstanding on a non-diluted basis immediately prior to the completion of the Offer.  Inmet intends to apply to list such Inmet Shares on the TSX.  Listing will be subject to fulfillment of all of the applicable listing requirements and the approval of the TSX.

17.                               Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by the Offeror pursuant to the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Shareholders and, depending on the number of Shareholders depositing and the number of Common Shares purchased by the Offeror under the Offer, would likely adversely affect the liquidity and market value of the remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Common Shares from such exchange. Among such criteria are the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held.  Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSX.  If that was to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares.

If permitted by applicable law, subsequent to the completion of the Offer or any Compulsory Acquisition and/or Subsequent Acquisition Transaction, the Offeror intends to cause the delisting the Common Shares from the TSX and the FSE and to cease the quotation of the Common Shares on the OTC.

If permitted by applicable law, subsequent to the completion of the Offer and any Compulsory Acquisition and/or Subsequent Acquisition Transaction, the Offeror intends to cause PTQ to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer.

The Offeror is not required to and is not currently filing periodic reports with the SEC pursuant to Sections 13 or 15(d) of the U.S. Exchange Act.  Pursuant to an exemption under the U.S. Exchange Act and the rules of the SEC, the filing of the Registration Statement on Form F-80 in the United States in connection with the Offer will not result in the Offeror becoming a reporting company in the United States.  The Offeror has no present intention of registering as a reporting company in the United States.

18.                               Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who, for purposes of the Tax Act, holds Common Shares as capital property, deals at arm’s length with, and is not affiliated with, PTQ or the Offeror and who sells Common Shares pursuant to the Offer or otherwise disposes of Common Shares pursuant to certain transactions described under Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”.

Common Shares generally will be considered capital property to a Shareholder for purposes of the Tax Act unless the Shareholder holds such Common Shares in the course of carrying on a business of buying and selling securities or the Shareholder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Tax Regulations”) in force on the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA. The summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there is no certainty that the Tax Proposals will be enacted in the form currently proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from the Canadian federal income tax legislation or considerations described herein.

This summary is not applicable to persons holding options, warrants or other Convertible Securities or other conversion or exchange rights to acquire Common Shares, or persons who acquired Common Shares on the exercise of employee stock options. In addition, this summary is not applicable to (i) “financial institutions” who are subject to the mark-to-market rules in the Tax Act, (ii) “specified financial institutions”, (iii) a person an interest in which would be a “tax shelter investment”, or (iv) persons who have elected to determine their Canadian tax results in a foreign currency pursuant to the “functional currency” reporting rules, all within the meaning of the Tax Act. Further, this summary is not applicable to a person that (i) is a corporation resident in Canada and (ii) is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Inmet Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in proposed section 212.3 of the Tax Act.  All such persons should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Shareholder to whom the Offer is made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Shareholders Resident in Canada

This part of the summary is applicable only to a Shareholder who, for purposes of the Tax Act and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Shareholder”). Certain Resident Shareholders whose Common Shares might not otherwise constitute capital property may be entitled to elect that such Common Shares be deemed capital property by making an irrevocable election under subsection 39(4) of the Tax Act to treat all “Canadian securities” (as defined in the Tax Act) owned by the Resident Shareholder as capital property, excluding Inmet Shares where a Tax Election is made. Resident Shareholders contemplating such an election should first consult their own tax advisors.

Disposition of Common Shares Pursuant to the Offer

Exchange of Common Shares for Inmet Shares and/or Cash — No Tax Election

A Resident Shareholder whose Common Shares are exchanged for cash or for cash and Inmet Shares pursuant to the Offer and who does not make a Tax Election will be considered to have disposed of the Common Shares for proceeds of disposition equal to the aggregate of the cash received on the exchange, the Canadian dollar equivalent of the Remitted Amount and the fair market value, as at the time of the exchange, of the Inmet Shares (if any) received on the exchange. As a result, the Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Shareholder’s Common Shares immediately before the exchange.

The cost to the Resident Shareholder of any Inmet Shares acquired on the exchange will equal the fair market values, as at the time of the exchange, of the Common Shares disposed of by such Resident Shareholder, less the aggregate of the amount of cash received on the exchange and the Canadian dollar equivalent of the Remitted Amount. If the Resident Shareholder separately owns other Inmet Shares as capital property at that time, the adjusted cost base of all Inmet Shares owned by the Resident Shareholder as capital property immediately after the exchange will be determined by averaging the cost of the Inmet Shares acquired on the exchange with the adjusted cost base of those other Inmet Shares.

Exchange of Common Shares for Inmet Shares and Cash — Tax Election

The following applies to a Resident Shareholder who is an Eligible Holder. An Eligible Holder who receives cash and Inmet Shares under the Offer and who elects the Rollover Option in the Letter of Transmittal may obtain a full or partial tax deferral in respect of the disposition of Common Shares as a consequence of filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and the Offeror (the “Tax Election”) under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation.

So long as, at the time of the disposition, the adjusted cost base to an Eligible Holder of the holder’s Common Shares equals or exceeds the aggregate of the amount of any cash received as a result of such disposition by such holder and the Canadian dollar equivalent of the Remitted Amount, the Eligible Holder may select an Elected Amount so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The “Elected Amount” means the amount selected by an Eligible Holder, subject to the limitations described below, in the Tax Election to be treated as the Eligible Holder’s proceeds of disposition of the Common Shares.

In general, where an election is made, the Elected Amount must comply with the following rules:

(a)                                  the Elected Amount may not be less than the aggregate of the amount of cash received by the Eligible Holder as a result of the disposition and the Canadian dollar equivalent of the Remitted Amount;

(b)                                 the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Common Shares disposed of, determined at the time of the disposition, and the fair market value of the Common Shares at that time; and

(c)                                  the Elected Amount may not exceed the fair market value of the Common Shares at the time of the disposition.

Where an Eligible Holder and the Offeror make an election that complies with the rules above, the tax treatment to the Eligible Holder generally will be as follows:

(a)                                  the Common Shares will be deemed to have been disposed of by the Eligible Holder for proceeds of disposition equal to the Elected Amount;

(b)                                 if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Holder of the Common Shares, determined at the time of the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c)                                  to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Common Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d)                                 the aggregate cost to the Eligible Holder of the Inmet Shares acquired as a result of the disposition will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate of the amount of cash received by the Eligible Holder as a result of the disposition and the Canadian dollar equivalent of the Remitted Amount, and such cost will be averaged with the adjusted cost base of all other Inmet Shares held by the Eligible Holder immediately prior to the disposition for the purpose of determining thereafter the adjusted cost base of each Inmet Share held by such Eligible Holder.

The Offeror has agreed to make a Tax Election pursuant to subsection 85(1) or subsection 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2) of the Tax Act (or any applicable provincial tax legislation).

A tax instruction letter providing certain instructions on how to complete the Tax Election forms may be obtained from the Depositary and Information Agent by checking the appropriate box on the Letter of Transmittal and delivering the Letter of Transmittal to the Depositary and Information Agent at or before the Expiry Time in accordance with the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

In order to make a Tax Election, an Eligible Holder must provide the necessary information in accordance with the procedures set out in the tax instruction letter within 90 days after the Expiry Time. The information will include the number of Common Shares transferred, the consideration received and the applicable Elected Amount for the purposes of such election. Subject to the information complying with the provisions of the Tax Act (and any applicable provincial income tax law), a copy of the election form containing the information provided will be signed by the Offeror and returned to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Each Eligible Holder is solely responsible for ensuring the Tax Election is completed correctly and filed with the CRA (and any applicable provincial tax authorities) by the required deadline.

The Offeror will make a Tax Election only with an Eligible Holder, and at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation).  Neither the Offeror nor PTQ will be responsible for the proper completion or filing of any election form and the Eligible Holder will be solely responsible for the payment of any late filing penalty. The Offeror agrees only to execute any election form containing information provided by the Eligible Holder which complies with the provisions of the Tax Act (and any applicable provincial tax law) and to return such election form to the Eligible Holder for filing with the CRA (and any applicable provincial tax authority). At its sole discretion, the Offeror may accept and execute an election form that is not received within the 90 day period; however, no assurances can be given that the Offeror will do so. Accordingly, all Eligible Holders who wish to make a joint election with the Offeror should give their immediate attention to this matter. With the exception of execution of the election form by the Offeror, compliance with the requirements for a valid Tax Election will be the sole responsibility of the Eligible Holder making the election. Accordingly, none of the Offeror, PTQ or the Depositary and Information Agent will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and where applicable the provincial revenue authorities) to accept a Tax Election without a late filing penalty being paid by an Eligible Holder, the election form must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either the Offeror or the Eligible Holder (or any partner thereof where the Eligible Holder is a partnership) is required to file an income tax return for the taxation year in which the disposition occurs. The Offeror’s 2012 taxation year is scheduled to end on December 31, 2012, although the Offeror’s taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, information necessary for an Eligible Holder to make a Tax Election must be received by the Offeror in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time.

Any Eligible Holder who does not ensure that information necessary to make an election has been received in accordance with the procedures set out in the tax instruction letter within 90 days after the Expiry Time will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into a Tax Election with the Offeror should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the Tax Election. Eligible Holders wishing to make the Tax Election should consult their own tax advisors. The comments herein with respect to the Tax Election are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Common Share or an Inmet Share by a Resident Shareholder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may be relevant should consult their own advisors.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on investment income, including taxable capital gains realized, interest and certain dividends.  Capital gains realized by a Resident Shareholder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for alternative minimum tax under the Tax Act.

Disposition of Common Shares Pursuant to a Compulsory Acquisition or Compelled Acquisition

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition” and “Acquisition of Common Shares Not Deposited Under the Offer — Compelled Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Common Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under section 300 of the BCBCA. The tax consequences to a Resident Shareholder of a disposition of Common Shares in such circumstances generally will be as described under the heading “— Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for Inmet Shares and/or Cash — No Tax Election” above or “— Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for Inmet Shares and/or Cash — Tax Election” above, as the case may be, unless a Resident Shareholder exercises the right to go to court for a determination of fair value in a Compulsory Acquisition and is entitled to receive the fair value of the Resident Shareholder’s Common Shares. In this case, the proceeds of disposition for the Resident Shareholder’s Common Shares will be the amount (other than interest) determined by the court. The Resident Shareholder will be required to include in computing its income any interest awarded by the court in connection with a Compulsory Acquisition.

Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition or a Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered. The Offeror may propose an amalgamation, arrangement, reorganization, consolidation, recapitalization, reclassification, continuance or other transaction. It is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder until the form of any Subsequent Acquisition Transaction is determined. However, the tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the disposition of Common Shares under the Offer and will depend on the particular form and circumstances of such alternative transaction. For example, a Resident Shareholder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Resident Shareholder.

Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction or other alternative transaction.

Potential Delisting

As described in Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the TSX and the FSE following the completion of the Offer. Resident Shareholders are cautioned that, if the Common Shares are no longer listed on a “designated stock exchange” (which currently includes the TSX and the FSE) and PTQ ceases to be a “public corporation” for purposes of the Tax Act, the Common Shares will not be qualified investments for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (“TFSAs”). Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

Holding and Disposing of Inmet Shares

A Resident Shareholder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Inmet Shares. In the case of a Resident Shareholder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Offeror as eligible dividends in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Shareholder that is a corporation will generally be deductible in computing the corporation’s taxable income.

A Resident Shareholder that is “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received (or deemed to be received) on the Inmet Shares to the extent such dividends are deductible in computing the Resident Shareholder’s taxable income for the taxation year.

The disposition or deemed disposition of Inmet Shares by a Resident Shareholder (other than to the Offeror) will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See “— Disposition of Common Shares Pursuant to the Offer — Taxation of Capital Gains and Capital Losses” above for a general description of the treatment of capital gains and losses under the Tax Act.

Eligibility for Investment

Inmet Shares will be qualified investments under the Tax Act for a trust governed by an RRSP, RRIF, registered education savings plan, registered disability savings plan, deferred profit sharing plan or a TFSA, at any particular time, provided that, at that time, the Inmet Shares are listed on a “designated stock exchange” (which currently includes the TSX) or the Offeror is a “public corporation” as defined in the Tax Act.

Notwithstanding that Inmet Shares may be qualified investments, a holder of a TFSA or an annuitant of a RRSP or RRIF will be subject to a penalty tax if the Inmet Shares are “prohibited investments” (as defined in the Tax Act) for a trust governed by a TFSA, RRSP or RRIF.  An Inmet Share will generally be a prohibited investment for a trust governed by a TFSA, RRSP or RRIF if the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, does not deal at arm’s length with the Offeror for purposes of the Tax Act or has a “significant interest” (within the meaning of the Tax Act) in the Offeror or in any corporation, partnership or trust with which the Offeror does not deal at arm’s length for purposes of the Tax Act. Holders of TFSAs and annuitants of RRSPs or RRIFs should consult their own advisors in this regard.

Shareholders Not Resident in Canada

This part of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). This part of the summary is not applicable to Non-Resident Shareholders that are insurers carrying on an insurance business in Canada and elsewhere or “authorized foreign banks” within the meaning of the Tax Act.

Disposition of Common Shares Pursuant to the Offer

Exchange of Common Shares for Inmet Shares and/or Cash — No Tax Election

A Non-Resident Shareholder whose Common Shares are exchanged for cash or for cash and Inmet Shares pursuant to the Offer, and who does not make a Tax Election will be considered to have disposed of those Common Shares for proceeds of disposition equal to the aggregate of the cash received on the exchange, the Canadian dollar equivalent of the Remitted Amount and the fair market value, as at the time of the exchange, of the Inmet Shares (if any) received on the exchange. A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of the Common Shares pursuant to the Offer unless such shares are or are deemed to be “taxable Canadian property” (as defined in the Tax Act) and the Non-Resident Shareholder is not entitled to relief under an applicable tax treaty.

Generally, a Common Share will not be “taxable Canadian property” to a Non-Resident Shareholder at a particular time provided that such share is listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX and the FSE) unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of PTQ, and (ii) more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property to the Non-Resident Shareholder. Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Even if the Common Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Shareholder’s income for purposes of the Tax Act provided that the Common Shares constitute “treaty-protected property”, as defined in the Tax Act. Common Shares owned by a Non-Resident Shareholder will generally be treaty-protected property at the time of the disposition if the gain from the disposition of such shares would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act.

Exchange of Common Shares for Inmet Shares and Cash — Tax Election

In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Holder and may require the Offeror to jointly execute for filing with the CRA a Tax Election for the purpose of allowing the Eligible Holder to achieve a full or partial income tax deferral for Canadian federal income tax purposes. The Offeror will be required to execute the form and send it to the Eligible Holder only if the Eligible Holder complies with the requirements set forth under “Shareholders Resident in Canada — Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for Inmet Shares and Cash - Tax Election” on the same basis as if the Non-Resident Shareholder were a Resident Shareholder thereunder. If the Eligible Holder complies with those requirements, generally the exchange may occur on a fully or partially income tax-deferred basis as described above under “Shareholders Resident in Canada — Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for Inmet Shares and Cash - Tax Election” on the same basis as if the Non-Resident Shareholder were a Resident Shareholder thereunder.

The Inmet Shares that such Eligible Holders receive as partial consideration for the Common Shares will be deemed to be taxable Canadian property. Non-Resident Shareholders who are Eligible Holders should consult their own tax advisors in this regard.

Disposition of Common Shares Pursuant to a Compulsory Acquisition or Compelled Acquisition

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition” and “Acquisition of Common Shares Not Deposited Under the Offer — Compelled Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Common Shares not deposited pursuant to the Offer pursuant to statutory rights of purchase under section 300 of the BCBCA.

A Non-Resident Shareholder whose Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition or a Compelled Acquisition.

Whether a Common Share is considered to be taxable Canadian property at the time of a disposition by way of a Compulsory Acquisition or a Compelled Acquisition will generally be determined as described above (see “Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer”) except that more stringent rules may be applied where the Common Shares cease to be listed on a designated stock exchange (see “Shareholders Not Resident in Canada — Potential Delisting”).

A Non-Resident Shareholder whose Common Shares are taxable Canadian property for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition or a Compelled Acquisition unless the Common Shares constitute treaty-protected property or a valid Tax Election is made in respect of the disposition of Common Shares by the

Non-Resident Shareholder. See “Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for Inmet Shares and Cash — No Tax Election” or (if a valid Tax Election is made) “Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for Inmet Shares and Cash — Tax Election”.

Where interest is paid or credited to a Non-Resident Shareholder in connection with a Compulsory Acquisition, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm’s length with the payor at the time of such payment or credit.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition or a Compelled Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares.

The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered. The Offeror may propose an amalgamation, arrangement, reorganization, consolidation, recapitalization, reclassification, continuance or other transaction. It is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder until the form of any Subsequent Acquisition Transaction is determined. However, the tax consequences of a Subsequent Acquisition Transaction may differ from those arising on the sale of Common Shares under the Offer and will depend on the particular form and circumstances of such alternative transaction. For example, a Non-Resident Shareholder may, as a result of a Subsequent Acquisition Transaction, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. No opinion is expressed herein as to the tax consequences of any such alternative transaction to a Non-Resident Shareholder.

Dividends, including deemed dividends, paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder may be entitled under any applicable income tax treaty.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, Common Shares may cease to be listed on the TSX and the FSE (or another designated stock exchange) following the completion of the Offer and may not be listed on the TSX or the FSE (or another designated stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Shareholders who do not dispose of their Common Shares pursuant to the Offer are cautioned that Common Shares that are not listed on a designated stock exchange at the time of their disposition will be considered taxable Canadian property of the Non-Resident Shareholder, if at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

If the Common Shares are taxable Canadian property of the Non-Resident Shareholder at the time of their disposition and are not treaty-protected property of the Non-Resident Shareholder for purposes of the Tax Act, the Non-Resident Shareholder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition. Furthermore, if the Common Shares are not listed on a recognized stock exchange at the time of their disposition and are not treaty-protected property of the Non-Resident Shareholder for purposes of the Tax Act, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder with the result that, among other things, unless the Offeror has received a clearance certificate, pursuant to section 116 of the Tax Act, relating to the disposition of a Non-Resident Shareholder’s Common Shares, the Offeror may deduct or withhold 25% from any payment made to the Non-Resident Shareholder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Shareholder’s liability for tax under the Tax Act.

Non-Resident Shareholders should consult their own tax advisors in this regard.

Holding and Disposing of Inmet Shares

Dividends paid or deemed to be paid to a Non-Resident Shareholder on Inmet Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. A Non-Resident Shareholder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Inmet Shares unless the Non-Resident Shareholder’s Inmet Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable tax treaty.

19.                               U.S. Federal Income Tax Considerations

Any discussion of tax issues set forth in this Circular was written in connection with the promotion and marketing of the transactions described in this Circular.  Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax penalties that may be imposed on such person.  Each investor should seek advice based on its particular circumstances from an independent tax advisor.

The following is a discussion, as of the date of this Circular, of the material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) resulting from (i) a disposition of Common Shares pursuant to the Offer and (ii) ownership and disposition of any Inmet Shares received in exchange for Common Shares pursuant to the Offer.  This discussion is not exhaustive of all possible U.S. federal income tax considerations applicable to a U.S. Holder on a disposition of Common Shares pursuant to the Offer or on the ownership and disposition of any Inmet Shares received in exchange for Common Shares pursuant to the Offer.  This discussion is not intended to be legal or tax advice to any U.S. Holder.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations (including final, temporary and proposed regulations) promulgated thereunder, U.S. Internal Revenue Service (“IRS”) rulings and official pronouncements, and judicial decisions, all as in effect on the date of this Circular and all of which are subject to change, possibly with retroactive effect, or different interpretations, which could affect the accuracy of the statements and conclusions set forth below and the U.S. federal income tax consequences to U.S. Holders.  No ruling from the IRS has been or will be sought on any of the issues discussed below.

This discussion applies only to U.S. Holders who hold Common Shares as capital assets within the meaning of Section 1221 of the Code.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to Shareholders in light of their particular circumstances, or that may apply to Shareholders subject to special treatment under U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, U.S. expatriates, persons who acquired Common Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, persons who acquired Common Shares pursuant to warrants or other Convertible Securities, persons who hold Common Shares as part of a straddle, hedge, constructive sale or conversion transaction, Shareholders whose functional currency is not the U.S. dollar, and Shareholders that own or have owned, directly or indirectly or constructively, Common Shares representing 10% or more of the voting power of PTQ).  This discussion does not address any aspect of state, local, non-U.S. or other tax laws, estate or gift tax considerations, or the alternative minimum tax.  This discussion also does not address the U.S. federal income tax considerations applicable to holders of PTQ options, warrants or other Convertible Securities.

For purposes of this summary, a “U.S. Holder” means any beneficial owner of Common Shares or Inmet Shares that is: (i) a citizen or individual resident of the United States for U.S. federal income tax purposes; (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of its substantial decisions.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares or Inmet Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.  Partners or partnerships holding Common Shares or Inmet Shares should consult their tax advisors.

The Offer

U.S. Federal Income Tax Treatment

The Offer has not been structured to achieve a particular treatment for U.S. federal income tax purposes.  A U.S. Holder should expect, and the remainder of this discussion assumes, that the disposition of Common Shares pursuant to the Offer in exchange for cash or Inmet Shares and cash will be a taxable transaction for U.S. federal income tax purposes.  In addition, the specific U.S. federal income tax consequences to a U.S. Holder will depend on whether PTQ has been a PFIC during a U.S. Holder’s holding period for its Common Shares.  Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax treatment of a disposition of Common Shares pursuant to the Offer.

PFIC Status of PTQ

A non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  For this purpose, passive income includes dividends, interest, certain rents and royalties and gains from the disposition of property that produces such income.  If a non-U.S. corporation is a PFIC in any taxable year that a U.S. person holds shares or certain options to acquire shares, the non-U.S. corporation generally will continue to be treated as a PFIC with respect to the U.S. person for all subsequent year in which the U.S. person holds shares unless the U.S. person has made certain elections to mitigate the U.S. federal income tax consequences of holding shares of a PFIC.

PTQ disclosed in its Form 20-F for the fiscal year ended May 31, 2012 that it has not determined whether or not it is a PFIC for the current tax year or was a PFIC for any prior tax years.  Each U.S. Holder should consult its tax advisor regarding the potential application of the PFIC rules to PTQ during such U.S. Holder’s holding period for its Common Shares.

Disposition of Common Shares Pursuant to the Offer

A U.S. Holder’s disposition of Common Shares pursuant to the Offer in exchange for cash or Inmet Shares and cash will be a taxable transaction for U.S. federal income tax purposes.  A U.S. Holder will recognize gain or loss on the disposition of Common Shares pursuant to the Offer equal to the difference, if any, between the U.S. Holder’s amount realized and the U.S. Holder’s adjusted tax basis in the Common Shares in U.S. dollars.  A U.S. Holder’s amount realized should include the amount of cash received in U.S. dollars, the U.S. dollar value of any Inmet Shares received and the U.S. dollar value of any Remitted Amount (as described in Section 20 of the Circular “Certain Panamanian Income Tax Considerations”).  Gain or loss will be determined separately for each block of

Common Shares (i.e., shares acquired at the same cost in a single transaction).  A U.S. Holder will have a tax basis in any Canadian dollars received equal to such currency’s U.S. dollar value determined at the spot rate on the date of payment.  Any gain or loss recognized by a U.S. Holder on a sale or other disposition of such Canadian dollars on a subsequent date (including the exchange of such currency for U.S. dollars) will be ordinary income or loss and should be U.S. source gain or loss.

If PTQ has not been a PFIC at any time during a U.S. Holder’s holding period for the Common Shares, gain or loss on the disposition of Common Shares pursuant to the Offer will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Shares is greater than one year.  Net long-term capital gains of non-corporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations under the Code.  The U.S. Holder’s basis in any Inmet Shares received pursuant to the Offer should equal their U.S. dollar fair market value at the time of the exchange, and the U.S. Holder’s holding period in any Inmet Shares received will begin on the day after the exchange.

If PTQ has been a PFIC at any time during a U.S. Holder’s holding period for the Common Shares, any gain recognized will be allocated ratably over the U.S. Holder’s holding period for the Common Shares.  Amounts allocated to the current taxable year and to any years before PTQ became a PFIC will be treated as ordinary income in the U.S. Holder’s current taxable year.  In addition, amounts allocated to each taxable year beginning with the taxable year PTQ first became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income.  The tax will be subject to an interest charge at the rate applicable to underpayments of income tax.  Any loss generally will be a capital loss.  The deductibility of capital losses is subject to limitations under the Code.  The U.S. Holder’s basis in any Inmet Shares received pursuant to the Offer should equal their U.S. dollar fair market value at the time of the exchange, and the U.S. Holder’s holding period in any Inmet Shares received will begin on the day after the exchange.

Gain or loss recognized by a U.S. Holder on a disposition of Common Shares pursuant to the Offer should be U.S. source gain or loss for U.S. foreign tax credit limitation purposes.  Accordingly, a U.S. Holder may not be able to use any foreign tax credit arising from the Remitted Amount unless such credit can be applied (subject to applicable limitations) against tax due on other income the U.S. Holder derives from foreign sources in the relevant taxable year.  In addition, under the U.S. foreign tax credit rules, an amount paid to a foreign government is not considered a tax payment to the extent that it is reasonably certain that the amount will be refunded or credited.  However, it is not reasonably certain that the payment will be refunded or credited if the payment is a reasonable approximation of the final tax liability to the foreign country.  If the Remitted Amount with respect to the consideration paid to a U.S. Holder exceeds the Panamanian tax computed with respect to the gain (if any) actually realized by the U.S. Holder, a U.S. Holder may only be able to obtain a U.S. foreign tax credit for the Panamanian tax computed with respect to the realized gain.  Such a U.S. Holder  may need to seek a refund from the Panamanian tax authorities for any excess Remitted Amount.  The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors.  U.S. Holders should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

Subsequent Transactions

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”, it is the Offeror’s current intention to enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired under the Offer.  The U.S. federal income tax considerations with respect to any such subsequent transaction will depend on the nature of the transaction and whether PTQ has been a PFIC during a U.S. Holder’s holding period for its Common Shares.  Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax considerations with respect to any subsequent transaction to acquire Common Shares.

Information Reporting and Backup Withholding

U.S. information reporting requirements will apply to payments to a U.S. Holder (other than certain exempt recipients) for Common Shares.  Backup withholding will apply to such payments unless the U.S. Holder provides a certified taxpayer identification number on an IRS Form W-9 and otherwise complies with the applicable requirements of the backup withholding rules.  A U.S. Holder that fails to provide the correct taxpayer identification number on IRS Form W-9 may be subject to penalties imposed by the IRS.  Backup withholding is not an additional tax and any amount withheld under these rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability if the required information is furnished to the IRS in a timely manner.

Ownership of Inmet Shares

Distributions on Inmet Shares

Subject to the PFIC rules discussed below, the gross amount of any actual or deemed distribution by Inmet (including any Canadian taxes withheld therefrom) with respect to the Inmet Shares will be included in a U.S. Holder’s gross income as a dividend to the extent such distribution is paid out of Inmet’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  In general, distributions by a corporation in excess of the corporation’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles) are treated first as a return of capital that reduces a shareholder’s tax basis in its shares, and then as capital gain from the sale or other taxable disposition of such shares.  Inmet does not intend to maintain calculations of earnings and profits under U.S. federal income tax principles.  Accordingly, a U.S. Holder should expect that the full amount of any distribution would be treated as a dividend for U.S. federal income tax purposes.  Dividends will not be eligible for the dividends received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Under current law, dividends received by a non-corporate U.S. Holder, including an individual, may be subject to U.S. federal income tax at reduced rates, provided that (a) Inmet is a “qualified foreign corporation” and (b) certain holding period and other requirements are satisfied.  A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code.  The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada is satisfactory for purposes of the qualified dividend provisions of the Code.  A qualified foreign corporation does not include a non-U.S. corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year.  Accordingly, any dividends on Inmet Shares should be eligible for reduced rates of taxation as long as Inmet is not a PFIC in the taxable year the dividend is paid or the preceding taxable year, Inmet is eligible for the benefits of the income tax treaty between the United States and Canada, and the non-corporate U.S. Holder satisfies the holding period and other requirements.  U.S. Holders should consult their own tax advisors regarding the application of these rules.

Any dividends should be treated as foreign source income and passive category income, or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit limitation purposes.  Accordingly, any Canadian tax withheld may, subject to certain limitations, be claimed as a foreign tax credit against a U.S. Holder’s federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes.  The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors.  U.S. Holders should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

The gross amount of distributions paid in Canadian dollars will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars on such date.  If the Canadian dollars are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the Canadian dollar distributions.  If instead the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss.

Dispositions of Inmet Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of Inmet Shares, a U.S. Holder will recognize capital gain or loss equal to the difference, if any, between (i) the U.S. dollar value of any property or cash received and (ii) the U.S. Holder’s adjusted tax basis in the Inmet Shares in U.S. dollars.  Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Shares is greater than one year.  Net long-term capital gains of non-corporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations under the Code.  Any gain or loss should be gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

A U.S. Holder will have a tax basis in any Canadian dollars received equal to such currency’s U.S. dollar value determined at the spot rate on the date of payment.  Any gain or loss recognized by a U.S. Holder on a sale or other disposition of such Canadian dollars on a subsequent date (including the exchange of such currency for U.S. dollars) will be ordinary income or loss and generally will be U.S. source gain or loss.

PFIC Considerations

Based on the composition of the income and assets of Inmet and its subsidiaries, Inmet does not believe that it will be a PFIC in the current taxable year, nor does it anticipate that it will become a PFIC in the foreseeable future.  However, there can be no assurance that the IRS will not successfully challenge Inmet’s position or that Inmet will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on the corporation’s assets and income in such year.

If Inmet were treated as a PFIC at any time that a U.S. Holder held Inmet Shares, the U.S. Holder generally would be treated as described in the third paragraph under “The Offer—Disposition of Common Shares Pursuant to the Offer” with respect to any gain recognized on a disposition of Inmet Shares and certain “excess distributions” with respect to Inmet Shares.  Rather than being subject to this tax regime, a U.S. Holder could be eligible to make a “mark-to-market” election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value of the Inmet Shares for such taxable year.  In order for a U.S. Holder to be able to make a mark-to-market election, the Inmet Shares would need to be regularly traded on a qualified exchange for U.S. federal income tax purposes, which should include the TSX.  U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of holding Inmet Shares if Inmet were to become a PFIC in any taxable year, and the advisability of making a mark-to-market election in its particular circumstances.

Information Reporting and Backup Withholding

U.S. information reporting requirements will apply to payments to a U.S. Holder (other than certain exempt recipients) with respect to Inmet Shares, including distributions and the proceeds of a sale or other taxable disposition of Inmet Shares.  Backup withholding will apply to such payments unless the U.S. Holder provides a certified taxpayer identification number on an IRS Form W-9 and otherwise complies with the applicable requirements of the backup withholding rules.  A U.S. Holder that fails to provide the correct taxpayer identification number on IRS Form W-9 may be subject to penalties imposed by the IRS.  Backup withholding is not an additional tax and any amount withheld under these rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability if the required information is furnished to the IRS in a timely manner.

In addition, certain U.S. Holders that hold certain foreign financial assets (which may include Inmet Shares) are required to report information relating to such assets, subject to exceptions (including an exception for assets held in accounts maintained by certain financial institutions).  Each U.S. Holder should consult its tax advisor regarding the effect, if any, of this reporting requirement on its ownership and disposition of Inmet Shares.

20.                               Certain Panamanian Income Tax Considerations

In the opinion of Morgan & Morgan, Attorneys at Law, Panamanian counsel to the Offeror, the following is a summary of certain Panamanian income tax considerations generally applicable to a Shareholder who sells Common Shares pursuant to the Offer.

Under the tax laws of the Republic of Panama, as the Common Shares are an indirect economic investment in the territory of the Republic of Panama, profit realized by a Shareholder on the disposition of Common Shares pursuant to the Offer is subject to Panamanian capital gains tax at a rate of ten percent (10%) of said profit (the “Panama Capital Gains Tax”).

For this purpose, the profit obtained from the sale of any Common Shares is equal to the difference between the proceeds of disposition of such Common Shares and the cost of acquisition of such Common Shares.

Furthermore, the Offeror, as purchaser of the Common Shares, is obligated to withhold and remit, within ten (10) business days from the date the obligation to pay the purchase price of any Common Shares pursuant to the Offer arises, five per cent (5%) of the purchase price of any such Common Shares as an advance payment of the selling Shareholder’s Panama Capital Gains Tax (the “Remitted Amount”). The Offeror will pay this Remitted Amount to the Panamanian tax authority on behalf of selling Shareholders, in addition to any other payment made by the Offeror to the selling Shareholders under the Share Alternative or the Elected Cash Alternative, as applicable. Panamanian law allows the Shareholder, as the seller of the Common Shares, to consider this five per cent (5%) withholding as its definitive Panama Capital Gains Tax payment, and therefore selling Shareholders are not required to make any Panamanian tax filings in connection with said tax.  However, if the Remitted Amount with respect to the Common Shares disposed of by any Shareholder pursuant to the Offer exceeds ten percent (10%) of the profit, if any, resulting from such disposition, the Shareholder may be able to recover all or a portion of such excess by making applicable filings with the Panamanian tax authority.  Shareholders should consult their Panamanian tax advisors generally with respect to the Panama Capital Gains Tax, including whether such excess may be recovered.

21.                               U.S. Reporting Requirements Applicable to PTQ and Inmet

PTQ is subject to the information requirements of the U.S. Exchange Act and in accordance with the U.S. Exchange Act files reports and other information with the SEC.  PTQ is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. PTQ’s U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC.  Copies of the material PTQ files with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that PTQ files or furnishes electronically.

Inmet is not a reporting issuer under the U.S. Exchange Act.

22.                               Documents Filed with the SEC

Inmet has filed with the SEC (i) a registration statement on Form F-80 under the U.S. Securities Act, which covers Inmet shares to be issued pursuant to the Offer, (ii) a tender offer statement on Schedule 14D-1F, and (iii) a Form F-X to appoint an agent for service of process and provide required undertakings. The Offer and Circular do not contain all of the information set forth in the registration and tender offer statements. Reference is made to those documents and the exhibits thereto for further information.

The following documents have been filed with the SEC as part of the Registration Statement on Form F-80:

(a)                                  Annual Information Form, dated March 28, 2012, for the year ended December 31, 2011;

(b)                                 annual audited consolidated financial statements for the year ended December 31, 2011, including consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010 and related notes, together with the auditors’ report thereon, contained therein;

(c)                                  Management’s Discussion and Analysis for the annual audited consolidated financial statements for the year ended December 31, 2011;

(d)                                 unaudited interim consolidated financial statements for the three and six months ended June 30, 2012, together with the notes thereto;

(e)                                  Management’s Discussion and Analysis for the unaudited interim consolidated financial statements for the three and six months ended June 30, 2012;

(f)                                    Management Information Circular, dated March 14, 2012, in connection with the annual meeting of shareholders held on April 27, 2012;

(g)                                 Material Change Report, dated May 16, 2012, announcing that Inmet intended to offer a U.S.$1,000,000,000 aggregate principal amount of senior unsecured notes maturing 2020 to qualified institutional buyers in the United States and on a private placement basis in Canada to fund the development of the Cobre Panama Project;

(h)                                 Material Change Report, dated May 16, 2012, announcing that Inmet had completed the Basic Engineering for the Cobre Panama Project and had launched a financing plan to fully fund its 80% share of the related development costs;

(i)                                     Material Change Report, dated May 25, 2012, announcing that Inmet had increased the size of its previously announced offering of senior unsecured notes to U.S.$1.5 billion aggregate principal amount of 8.75 percent senior unsecured notes maturing 2020 and the Board of Directors of Inmet had granted its approval for Inmet to start construction at the Cobre Panama Project; and

(j)                                     Material Change Report, dated August 30, 2012, announcing that subsidiaries of the Offeror and Franco-Nevada had agreed to terms for a precious metals stream on the Cobre Panama Project;

(k)           Offer and Circular;

(l)                                     Letter of Transmittal;

(m)                               Notice of Guaranteed Delivery;

(n)                                 Letter to PTQ Shareholders dated September 27, 2012;

(o)                                 Consent of KPMG LLP, Independent Chartered Accountants;

(p)                                 Consent of McCarthy Tétrault LLP, Toronto, Ontario, Canada;

(q)                                 Consent of Shearman & Sterling LLP, Toronto, Ontario, Canada;

(r)                                    Consent of Morgan & Morgan, Attorneys at Law, Panama City, Panama; and

(s)                                  Powers of Attorney (included in Part III of the Registration Statement).

23.                               Risk Factors Related to the Offer

Shareholders should carefully consider the following risk factors related to the Offer. In addition to the risks set out in the documents incorporated by reference in the Offer and Circular (including risks associated with the Inmet Shares), the successful completion of the acquisition by the Offeror of all of the Common Shares is subject to certain risks, including as set forth below. Such risks may not be the only risks facing the Offeror. Additional risks and uncertainties not presently known may also materially and adversely affect the business, operations, financial condition or prospects of the Offeror.

Shareholders who elect to receive Inmet Shares will receive such Inmet Shares based on an exchange ratio that will not reflect market price fluctuations. Consequently, the Inmet Shares issued under the Offer may have a market value lower than expected.

The Offeror is offering to purchase the Common Shares on the basis of, at the election of each Shareholder: (i) 0.0109 of an Inmet Share and $0.001 in cash, or (ii) a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of Inmet Shares equal to the excess of $0.48 over the elected cash amount, divided by $43.945, subject, in each case, to rounding as set out under Section 1 of the Offer, “The Offer”. Given that the exchange ratio will not be adjusted to reflect any changes in the market value of Inmet Shares, the market value of the Inmet Shares at the time of a take-up of Common Shares under the Offer may vary significantly from the values at the date of the Offer and Circular or the date that Shareholders tender their Common Shares.

The value of the cash portion of the Offer will fluctuate for non-Canadian Shareholders.

All cash payable under the Offer, including the cash consideration under the Share Alternative and the cash consideration under the Elected Cash Alternative, will be denominated in Canadian dollars.  Currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer or the date on which non-Canadian Shareholders deposited their Common Shares under the Offer. These changes may significantly affect the value of the cash consideration received for Common Shares deposited by non-Canadian Shareholders.

The acquisition of PTQ might not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Common Shares, the Offeror or an affiliate of the Offeror may need to effect a Subsequent Acquisition Transaction or Compulsory Acquisition following the completion of the Offer. A Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Common Shares.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the trading liquidity for Common Shares not deposited under the Offer will be reduced, which might affect the price of the Common Shares and the ability of a Shareholder to dispose of its Common Shares.

If the Offer is successful, the liquidity and market value of the remaining Common Shares held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. Depending upon the number of Common Shares acquired pursuant to the Offer, following the completion of the Offer the Common Shares may no longer meet the TSX, the OTC and the FSE requirements for continued listing or quotation, as applicable.  Additionally, to the extent permitted under applicable laws, stock exchange regulations and other obligations of PTQ, the Offeror intends to seek to cause the delisting of the Common Shares on the TSX and the FSE and to cease the quotation of the Common Shares on the OTC.  If the TSX, the OTC or the FSE delists the Common Shares, the market for the Common Shares could be adversely affected. Although it is possible that the Common Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Common Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Common Shares remaining at such time and the interest in maintaining a market in the Common Shares on the part of securities firms. If Common Shares are delisted and PTQ ceases to be a “public corporation” for the purposes of the Tax Act, Common Shares would cease to be qualified investments for trusts governed by RRSPs, registered education savings plans, RRIFs, TFSAs and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident Shareholders, as described in Section 18 of the Circular, “Canadian Federal Income Tax Considerations”.

After the consummation of the Offer, PTQ could be a majority-owned subsidiary of the Offeror and the Offeror’s interest could differ from that of the remaining minority Shareholders.

After the consummation of the Offer (which may result in Offeror holding less than 100% of the issued and outstanding Common Shares), a Subsequent Acquisition Transaction may not be completed and the Offeror will have the ability to elect the directors of PTQ, appoint new management, approve certain actions requiring the approval of the Shareholders, including, in the event the Offeror acquires 66 2/3% of the issued and outstanding Common Shares, adopting certain amendments to PTQ’s constating documents and approving mergers or sales of PTQ’s assets.

The Offeror has not verified the reliability of the information regarding PTQ included in, or which may have been omitted from, the Offer and Circular.

Information regarding PTQ contained in the Offer and Circular has been derived from PTQ’s publicly available information.  Any inaccuracy or material omission in PTQ’s publicly available information, including the information about or relating to PTQ contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Change of control provisions in PTQ’s agreements triggered upon the acquisition of PTQ may lead to adverse consequences.

PTQ may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offer, since Inmet will hold Common Shares representing a majority of the voting rights of PTQ. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect PTQ’s results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined company.

The integration of Inmet and PTQ may not occur as planned.

The anticipated benefits of the Offer will depend in part on whether the operations, systems, management and cultures of PTQ and Inmet can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction. Most operational and strategic decisions, and certain staffing decisions, with respect to PTQ have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by PTQ, or that the integration of the two companies’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs.

24.                              Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of PTQ with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to those securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25.                               Financial Advisor, Dealer Manager and Soliciting Dealer Group

The Offeror has retained Dundee Capital Markets to act as its financial advisor in connection with the Offer.  Dundee Capital Markets will receive compensation for providing such services.

The Offeror has also engaged Dundee Capital Markets to serve as the Dealer Manager for the Offer in Canada and the United States. The Offeror will reimburse Dundee Capital Markets for its reasonable out of pocket expenses, and has also agreed to indemnify Dundee Capital Markets against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable securities laws. The Dealer Manager may form a soliciting dealer group comprised of members of The Investment Dealers Association of Canada and members of Canadian stock exchanges (each a “Soliciting Dealer”) to solicit acceptances of the Offer from persons resident in Canada.

The Offeror has agreed to pay each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Common Shares a fee of $0.01 for each Common Share deposited by or on behalf of a beneficial owner of Common Shares resident in Canada and taken up by the Offeror pursuant to the Offer.  The aggregate amount payable to a Soliciting Dealer with respect to any single beneficial owner will not be less than $100, provided that the beneficial owner owns at least 5,000 Common Shares, or more than $1,500 per Soliciting Dealer whose name appears in the Letter of Transmittal.  If the name of a Soliciting Dealer is not included in the Letter of Transmittal, the fee will be paid to the Dealer Manager.  Where Common Shares deposited and registered in a single name are beneficially owned by more than one person, the $100 minimum and $1,500 maximum amounts shall be applied separately in respect of each beneficial owner, provided that such beneficial owner owns at least 5,000 Common Shares.  The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror before payment of fees.

Depositing Shareholders will not be obligated to pay any fee or commission if they accept the Offer by using the services of the Dealer Manager or a Soliciting Dealer.  Shareholders should contact the Dealer Manager, the Depositary and Information Agent or a broker or dealer for assistance in accepting the Offer and depositing their Common Shares with the Depositary and Information Agent.

Except as set out in this Offer and Circular, the Offeror has not agreed to pay any fees or commission to any stockbroker, dealer or other person for soliciting tenders of Common Shares under the Offer; provided that the Offeror may make other arrangements with additional soliciting dealers, dealer managers or information agents, either within or outside of Canada for customary compensation during the Offer prior if it considers appropriate to do so.

26.                               Depositary and Information Agent

The Offeror has retained Laurel Hill Advisory Group to act as Depositary and Information Agent for the Offer. The Depositary and Information Agent (i) will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal at the offices specified in the Letters of Transmittal, (ii) will receive Notices of Guaranteed Delivery at the offices specified in the Notices of Guaranteed Delivery, (iii) will be responsible for giving certain notices, if required, and disbursing payment for Common Shares purchased by the Offeror under the Offer, and (iv) will assist with Shareholder identification and communication in respect of the Offer. The Depositary and Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with its role as Depositary and Information Agent for the Offer, will be reimbursed for certain out of pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws.

In addition,  the Offeror has retained the Depositary and Information Agent as its agent in connection with the solicitation. For this service, the Depositary and Information Agent will be paid a fee of $60,000 plus out of pocket expenses. The total cost of solicitation will be borne by Inmet.

27.                               Legal Matters

Legal matters on behalf of the Offeror will be passed upon by McCarthy Tétrault LLP,  Shearman & Sterling LLP and Morgan & Morgan, Attorneys at Law, counsel to the Offeror.  The opinions contained under Section 18 of the Circular, “Canadian Federal Income Tax Considerations”, Section 19 of the Circular, “U.S. Federal Income Tax Considerations” and Section 20 of the Circular, “Certain Panamanian Income Tax Considerations” have been provided by McCarthy Tétrault LLP, Shearman & Sterling LLP and Morgan & Morgan, Attorneys at Law, respectively.

28.                               Directors Approval

The contents of the Offer and Circular have been approved and the sending thereof to holders of Common Shares has been authorized by the board of directors of Inmet.

GLOSSARY

In the Offer and Circular, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

“Acquisition” means the Offer, a Compulsory Acquisition, a Compelled Acquisition or any Subsequent Acquisition Transaction;

“affiliate” has the meaning given to that term in National Instrument 45-106 — Prospectus and Registration Exemptions, as amended or replaced from time to time;

“Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and Information Agent and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant;

“allowable capital loss” has the meaning given to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Common Shares Pursuant to the Offer — Taxation of Capital Gains and Capital Losses”;

“Antitrust Division” has the meaning given to that term in Section 16 of the Circular, “Regulatory Matters — HSR Act”;

“ARC” has the meaning given to that term in Section 16 of the Circular, “Regulatory Matters — Competition Act (Canada)”;

“associate” has the meaning given to that term in the Securities Act;

“BCBCA” means the Business Corporations Act (British Columbia), as amended or replaced from time to time;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Common Shares into the Depository and Information Agent’s account at CDS or DTC, as applicable;

“business day” means any day, other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario or Vancouver, British Columbia are authorized or obligated by law to close;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS online tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the circular accompanying and forming part of the Offer;

“Cobre Panama Project” means the Cobre Panama copper-gold porphyry development project in Panama;

“Code” means the U.S. Internal Revenue Code of 1986, as amended or replaced from time to time;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any person duly authorized to perform duties on behalf of the Commissioner of Competition;

“Common Shares” means the outstanding common shares of PTQ, including any common shares of PTQ issued on the exercise, exchange or commission of any Convertible Securities prior to the Expiry Time, together with the associated SRP Rights, and “Common Share” means any one Common Shares of PTQ and the associated Right;

“Compelled Acquisition” has the meaning given to that term in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Compelled Acquisition”;

“Competition Act” means the Competition Act (Canada), as amended or replaced from time to time, and the regulations thereunder;

“Competition Act Approval” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters — Competition Act (Canada)”;

“Compulsory Acquisition” has the meaning given to that term in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition”;

“Concession” means the mineral concession for the Cobre Panama Project held by MPSA by virtue of Law 9;

“convertible loan” has the meaning given to that term in Section 4 of the Circular, “Certain Information Concerning Securities of PTQ — Convertible Securities — Convertible Loan”;

“Convertible Securities” means any securities of PTQ (excluding the SRP Rights) exercisable or exchangeable for, convertible into or otherwise conferring a right to acquire any Common Shares or other securities of PTQ, including, without limitation, any option, warrant or convertible debenture;

“Court” means the Supreme Court of British Columbia;

“CRA” has the meaning given to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations”;

“Dealer Manager” means Dundee Capital Markets, and specifically Dundee Securities Ltd. in Canada and Dundee Securities Inc. in the United States;

“Depositary and Information Agent” means Laurel Hill Advisory Group;

“Deposited Shares” has the meaning given to that term in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Deutsche Bank” means Deutsche Bank AG, London Branch;

“Distributions” has the meaning given to that term in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“DTC” means The Depositary Trust Company or its nominee, which at the date hereof is Cede & Co.;

“EEA” means European Economic Area;

“Elected Amount” has the meaning given to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for Inmet Shares and Cash — Tax Election”;

“Elected Cash Alternative” has the meaning given to that term in Section 1 of the Offer, “The Offer”;

“Eligible Holders” means a beneficial owner of Common Shares who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention, whose Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of the Common

Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), acceptable to the Depositary and Information Agent; Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in Canada or the United States;

“entities” means, collectively, with respect to either PTQ, Inmet, the subsidiaries, associates, affiliates or other persons in which PTQ, Inmet, as the case may be, has a direct or indirect material interest;

“Expiry Date” means Monday, November 5, 2012,  or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”;

“Expiry Time” means, in respect of the Offer, 5:00 p.m. (Toronto time) on the Expiry Date;

“Franco-Nevada” means Franco-Nevada Corporation;

“FSE” means the Frankfurt Stock Exchange;

“FTC” has the meaning given to that term in Section 16 of the Circular, “Regulatory Matters — HSR Act”;

“fully diluted basis” means, with respect to the number of outstanding Common Shares at any time, such number of outstanding Common Shares calculated assuming that all outstanding options and warrants to purchase Common Shares (other than SRP Rights) are exercised and that any other outstanding Convertible Securities of PTQ are converted;

“Governmental Authority” means any (i) multinational, federal, territorial, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign, (ii) any stock exchange or the OTC, (iii) any subdivision or authority of any of the foregoing or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended or replaced from time to time, and the rules and regulations promulgated thereunder;

“HSR Condition” has the meaning given to that term in Section 16 of the Circular, “Regulatory Matters — HSR Act”;

“including” means including without limitation;

“Inmet” means Inmet Mining Corporation;

“Inmet Shares” means the common shares of Inmet;

“Insider” has the meaning given to that term in the Securities Act;

“intermediary” means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, as amended or replaced from time to time) that holds Common Shares on behalf of a person who is not the registered holder thereof;

“IRS” means the U.S. Internal Revenue Service;

“KPMC” means Korea Panama Mining Corporation;

“Law 9” means Contract-Law No. 9 of February 26, 1997 promulgated by the Government of Panama;

“Laws” means any and all (i) laws (including common law), constitutions, treaties, statues, codes, ordinances, orders, decrees, rules, regulations, by-laws, and principles of law and equity, (ii) judicial, arbitral, administrative, ministerial, departmental or regulatory judgment, orders, decisions, rulings or awards of any Governmental Authority, and (iii) policies, guidelines and protocols of any Governmental Authority, and the term “applicable” with respect to such Laws (including environmental Laws) and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal printed on YELLOW paper and in the form accompanying the Offer and Circular to be delivered to the Depositary and Information Agent to effect the tender of Common Shares by registered Shareholders pursuant to the Offer;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transaction, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Molejón Agreement” means the agreement between PTQ and Teck entered into in June 2005, as described in Section 6 of the Circular, “Background to the Offer –– PTQ and the Molejón Mine”;

“Molejón Concession” means the portion of the Concession on which the Molejón deposit is situated that was transferred to PTQ under the Molejón Agreement;

“Moody’s” means Moody’s Investor Services, Inc., a subsidiary of Moody’s Corporation;

“MPSA” means Minera Panama S.A.;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects, as amended or replaced from time to time;

“Non-Resident Shareholder” has the meaning given to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery printed on GREEN paper and in the form accompanying the Offer and Circular;

“Notifiable Transaction” has the meaning given to that term in Section 16 of the Circular, “Regulatory Matters — Competition Act (Canada)”;

“Notes” means U.S.$1.5 billion aggregate principal amount of 8.75 percent senior unsecured notes maturing 2020;

“Offer” means the Offer all of the outstanding Common Shares made hereby by the Offeror to the Shareholders, the terms and conditions of which are set forth in the accompanying Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery;

“Offerees” has the meaning given to it in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer –– Compulsory Acquisition”;

“Offeror” means Inmet Mining Corporation;

“Offeror’s Notice” has the meaning given to it Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition”;

“options” means the outstanding options to acquire Common Shares issued pursuant to the Share Option Plan, or otherwise;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 —Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“OTC” means the Over the Counter Bulletin Board;

“Panama Capital Gains Tax” has the meaning given to that term in Section 20 of the Circular, “Certain Panamanian Income Tax Considerations”;

“Permitted Bid” has the meaning given to that term in the PTQ Shareholder Rights Plan as summarized in Section 4 of the Circular, “Certain Information Concerning Securities of PTQ — PTQ Shareholder Rights Plan”;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;

“PGSA” means Petaquilla Gold, S.A., a wholly-owned subsidiary of PTQ organized under the laws of Panama;

“Proposed PTQ Note Offering” means the proposed offering by PTQ of U.S.$210 million aggregate principal amount of senior secured notes, as announced by PTQ on July 17, 2012;

“Prospectus Directive” has the meaning given that term in “Notice to Shareholders Outside of Canada”;

“PTC” means Petaquilla Copper Ltd.;

“PTQ” means Petaquilla Minerals Ltd.;

“PTQ Shareholder Rights Plan” means the shareholder rights plan agreement dated and effective October 18, 2010 between PTQ and Computershare Investor Services Inc., as SRP Rights agent, as filed as Exhibit 2A to PTQ’s Form 20-F for the fiscal year ended May 31, 2011;

“Purchased Shares” has the meaning given to that term in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Relevant Implementation Date” means the date at which the Prospectus Directive has been implemented in the Relevant Member State;

“Relevant Member State” has the meaning given to that term in “Notice to Shareholders Outside of Canada”;

“Remitted Amount” has the meaning given to that term in Section 20 of the Circular, “Certain Panamanian Income Tax Considerations”;

“Resident Shareholder” has the meaning given to it in Section 18 of the Circular, “Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”;

“Rights Certificates” means the certificates representing the SRP Rights;

“Rollover Option” means the option of an Eligible Holder to tender Common Shares to the Offeror on a full or partial tax-deferred rollover basis for purposes of the Tax Act pursuant to an election under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation), as described in Section 18 of the Circular, “Canadian Federal Income Tax Considerations”, which option is available to a Shareholder who (a) is an Eligible Holder, (b) receives Inmet Shares pursuant to the Offer and (c) has elected the “Rollover Option” in the Letter of Transmittal;

“RRIFs” means registered retirement income funds;

“RRSPs” means registered retirement savings plans;

“S&P” means Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation;

“SEC” means the U.S. Securities and Exchange Commission;

“Second Request” has the meaning given to that term in Section 16 of the Circular, “Regulatory Matters — HSR Act”;

“Securities Act” means the Securities Act (Ontario), as amended or replaced from time to time;

“Securities Authorities” means the TSX (and the OTC and FSE, as applicable) and the securities commissions or similar regulatory authorities of each of the provinces and territories of Canada (and the SEC, as applicable with respect to PTQ);

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval whose website is www.sedar.com;

“Separation Time” has the meaning given to that term in the PTQ Shareholder Rights Plan as summarized in Section 4 of the Circular, “Certain Information Concerning Securities of PTQ — PTQ Shareholder Rights Plan”;

“Share Alternative” has the meaning given to that term in Section 1 of the Offer, “The Offer”;

“Shareholder” means a holder of Common Shares;

“Share Option Plan” means the amended and restated incentive stock option plan of PTQ adopted by Shareholders on November 29, 2010 as filed as Schedule C to PTQ’s Management Information Circular dated October 18, 2010;

“Soliciting Dealer” has the meaning given to it in Section 25 of the Circular, “Financial Advisor, Dealer Manager and Soliciting Dealer Group”;

“SRP Rights” means the rights issued or issuable pursuant to the PTQ Shareholder Rights Plan;

“Subsequent Acquisition Transaction” has the meaning given to that term in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited Under the Offer”;

“subsidiary” has the meaning given to that term in National Instrument 45-106 — Prospectus and Registration Exemptions, as amended or replaced from time to time;

“Supplementary Information Request” has the meaning given to that term in Section 16 of the Circular, “Regulatory Matters — Competition Act (Canada);

“taxable Canadian property” has the meaning given to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for Inmet Shares and/or Cash — No Tax Election”;

“taxable capital gain” has the meaning given to it in Section 18 of the Circular, “Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Common Shares Pursuant to the Offer —Taxation of Capital Gains and Capital Losses”;

“Tax Act” means the Income Tax Act (Canada), as amended or replaced from time to time;

“Tax Election” has the meaning given to it in Section 18 of the Circular, “Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for Inmet Shares and Cash — Tax Election”;

“Tax Proposals” has the meaning given to it in Section 18 of the Circular, “Canadian Federal Income Tax Considerations;

“Tax Regulations” has the meaning given to it in Section 18 of the Circular, “Canadian Federal Income Tax Considerations;

“Teck” means Teck Resources Limited;

“TFSAs” means tax-free savings accounts;

“treaty-protected property” has the meaning given to that term in Section 18 of the Circular, “Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer — Exchange of Common Shares for Inmet Shares and/or Cash — No Tax Election”;

“TSX” means the Toronto Stock Exchange;

“U.S.” or “United States” means the United States of America;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended or replaced from time to time;

“U.S. Holder” has the meaning given to it in Section 19 of the Circular, “U.S. Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended or replaced from time to time; and

“warrants” means the issued and outstanding warrants of PTQ exercisable to acquire Common Shares upon payment of a specified exercise price.

SCHEDULE A
COMPULSORY ACQUISITION PROVISIONS OF SECTION 300 OF THE BCBCA

300.        Acquisition procedures —

(1)           In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a)           make an acquisition offer jointly or in concert, or

(b)           intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an Offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree”, in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2)           For the purposes of this section,

(a)           every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)           each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3)           If an acquisition offer is accepted within the meaning of subsection (2)(b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4)           If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5)           On the application of an offeree under subsection (4), the court may

(a)           set the price and terms of payment, and

(b)           make consequential orders and give directions the court considers appropriate.

(6)           If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

A-1

(a)           send a copy of the notice to the subject company, and

(b)           pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7)           On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

(8)           Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9)           If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10)         If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

A-2

CONSENT OF McCARTHY TÉTRAULT LLP

TO:         The Board of Directors of Inmet Mining Corporation

We hereby consent to the references to our name contained under the heading “Legal Matters” and to our opinion contained under Section 18, “Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated September 27, 2012 made by Inmet Mining Corporation to the holders of common shares of Petaquilla Minerals Ltd.

Toronto, Canada
(Signed) MCCARTHY TÉTRAULT LLP

September 27, 2012

B-1

CONSENT OF SHEARMAN & STERLING LLP

TO:         The Board of Directors of Inmet Mining Corporation

We hereby consent to the references to our name contained under the heading “Legal Matters” and to our opinion contained under Section 19, “U.S. Federal Income Tax Considerations” in the Circular accompanying the Offer dated September 27, 2012 made by Inmet Mining Corporation to the holders of common shares of Petaquilla Minerals Ltd.

Toronto, Canada
(Signed) SHEARMAN & STERLING LLP

September 27, 2012

C-1

CONSENT OF MORGAN & MORGAN, ATTORNEYS AT LAW

TO:         The Board of Directors of Inmet Mining Corporation

We hereby consent to the references to our name contained under the heading “Legal Matters” and to our opinion contained under Section 20, “Certain Panamanian Income Tax Considerations” in the Circular accompanying the Offer dated September 27, 2012 made by Inmet Mining Corporation to the holders of common shares of Petaquilla Minerals Ltd.

Panama City, Panama
(Signed)  MORGAN & MORGAN, ATTORNEYS AT LAW

September 27, 2012

D-1

CERTIFICATE OF THE OFFEROR

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED:  September 27, 2012

(Signed) JOCHEN E. TILK President and Chief Executive Officer	(Signed) D. JAMES SLATTERY Vice-President and Chief Financial Officer

On behalf of the Board of Directors of Inmet

(Signed) DAVID R. BEATTY Director	(Signed) JOHN C. EBY Director

F-1

THE DEALER MANAGER FOR THE OFFER IS:

DUNDEE CAPITAL MARKETS

In Canada: Dundee Securities Ltd. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel. 416-350-3388 Toll Free: 1-888-332-2661	In the United States: Dundee Securities Inc. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel: 416-350-3388 Toll Free: 1-888-332-2661

THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

NORTH AMERICAN TOLL-FREE
1-877-452-7184

Email: assistance@laurelhill.com

Banks and Brokers and Collect Calls Outside North America
1-416-304-0211

By Mail

31 Adelaide St East
P.O. Box 280
Toronto, Ontario
M5C 2J4
Canada

By Registered Mail, Hand or by Courier

366 Bay Street, Suite 200
Toronto, Ontario
M5H 4B2
Canada

By Facsimile Transmission

1-416-646-2415

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.  THIS LETTER OF TRANSMITTAL IS FOR USE IN ACCEPTING THE OFFER BY INMET MINING CORPORATION TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES OF PETAQUILLA MINERALS LTD.

LETTER OF TRANSMITTAL

for Deposit of Common Shares and SRP Rights of

PETAQUILLA MINERALS LTD.

pursuant to the Offer dated September 27, 2012
made by

INMET MINING CORPORATION

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON MONDAY, NOVEMBER 5, 2012 (THE “EXPIRY TIME”) UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS LETTER OF TRANSMITTAL IF:

1.              YOU ARE ACCEPTING THE OFFER AND DEPOSITING CERTIFICATE(S) REPRESENTING COMMON SHARES;

2.              YOU ARE A U.S. SHAREHOLDER FOLLOWING PROCEDURES FOR BOOK-ENTRY TRANSFER AND DO NOT HAVE AN AGENT’S MESSAGE; OR

3.              YOU PREVIOUSLY DEPOSITED SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

This Letter of Transmittal is to be used to deposit common shares of Petaquilla Minerals Ltd. (“PTQ”), including any common shares that may be issued after the date hereof but prior to the Expiry Time upon the exercise, exchange or conversion of any Convertible Securities (as defined in the accompanying offer (the “Offer”) and circular (the “Circular”) dated September 27, 2012), together with any associated rights (the “SRP Rights”) outstanding under the PTQ Shareholder Rights Plan (as defined in the Offer and Circular) (such common shares, together with the SRP Rights, the “Common Shares”), under the Offer made by Inmet Mining Corporation (the “Offeror”) to holders of Common Shares (“Shareholders”).

This Letter of Transmittal or a manually executed facsimile hereof, properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, must be received by Laurel Hill Advisory Group (the “Depositary and Information Agent”) at the office specified on the back of this Letter of Transmittal, at or prior to the Expiry Time.

Shareholders whose Common Shares are held in the book-entry system maintained by CDS Clearing and Depository Services Inc. (“CDS”) may accept the Offer by following the procedures for a book-entry transfer established by CDS provided that a Book-Entry Confirmation through CDSX is received by the Depositary and Information Agent at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary and Information Agent has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary and Information Agent’s account in accordance with CDS’ procedures for such transfer. Delivery of Common Shares to the Depositary and Information Agent by means of a book-entry transfer will constitute a valid tender under the Offer. Shareholders, through their respective CDS participants who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary and Information Agent’s account with CDS, shall be deemed to have completed and delivered a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary and Information Agent are considered a valid tender in accordance with the terms of the Offer.

Shareholders who hold their Common Shares by book-entry through The Depository Trust Company (“DTC”) may accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), together with any required signature guarantees, and all other required documents, are received by the Depositary and Information Agent at its office in Toronto, Ontario specified in this Letter of Transmittal at or prior to the Expiry Time. The Depositary and Information Agent has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary and Information Agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Common Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary and Information Agent at its office in Toronto, Ontario prior to the Expiry Time.

Shareholders who wish to accept the Offer but (a) whose certificate(s) representing such Common Shares are not immediately available, (b) who cannot complete the procedure for book-entry transfer of such Common Shares on a timely basis, or (c) whose certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent at or prior to the Expiry Time, must deposit their Common Shares according to the guaranteed delivery procedure set forth under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer by using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper) or a manually executed facsimile thereof. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer are incorporated by reference into this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular have the meanings ascribed to them in the Offer and Circular.

Consideration Election

A Shareholder may elect to receive as consideration for such Shareholder’s Common Shares:

(a)                                  0.0109 of a common share of the Offeror (an “Inmet Share”) and $0.001 in cash (the “Share Alternative”); or

(b)                                 a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of Inmet Shares equal to the excess of $0.48 over the elected cash amount, divided by $43.945 (the “Elected Cash Alternative”), in each case subject to rounding as set forth below. A Shareholder may elect the Share Alternative or the Elected Cash Alternative with respect to all of such Shareholder’s Common Shares. A Shareholder that fails to elect the Share Alternative or the Elected Cash Alternative will be deemed to have elected the Share Alternative for all of such Shareholder’s Common Shares deposited under the Offer. Any election or deemed election previously made by a Shareholder pursuant to a Notice of Guaranteed Delivery will be binding on the Shareholder and, for greater certainty, any consideration election in this Letter of Transmittal will be void and of no effect.

No fractional Inmet Shares will be issued under the Offer. Any Shareholder that would otherwise be entitled to receive a fractional Inmet Share will receive the applicable number of Inmet Shares, rounded down to the nearest whole number.  The aggregate cash payable to each Shareholder shall be rounded down to the nearest whole cent.

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Tax Election

The disposition of Common Shares under the Offer will be immediately taxable to a Shareholder who is resident in Canada for the purposes of the Income Tax Act (Canada) (the “Tax Act”) or a Shareholder who is not resident in Canada for the purposes of the Tax Act and whose Common Shares are “taxable Canadian property” and not “treaty-protected property” (as each term is defined in the Tax Act), unless such Shareholder receives Inmet Shares pursuant to the Offer and such Shareholder files a tax election form (duly executed with the Offeror) with the Canada Revenue Agency and any applicable provincial tax authority by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are a Shareholder who qualifies as an Eligible Holder (defined below) and wish to make a tax election (the “Rollover Option”), you may request a tax instruction letter by completing Block H in this Letter of Transmittal.

As described in detail in the Circular, the Offeror will not be responsible for the proper completion or filing of any tax election and a Shareholder electing the Rollover Option will be solely responsible for the payment of any taxes, interest, expenses, damages or late filing penalties resulting from the failure to properly complete or file a tax election in the form or manner and within the time prescribed by applicable tax legislation. The Offeror agrees only to execute any properly completed tax election and to forward such election by mail by the 90th day after the receipt thereof by the Offeror to the applicable Shareholder provided that any such tax election is received by the Offeror within 90 days following the Expiry Date. See “Canadian Federal Income Tax Considerations” in Section 18 of the Circular.

A tax instruction letter, consisting of the relevant federal and provincial tax election forms, may be obtained from the Depositary and Information Agent by checking the appropriate box in Block H in this Letter of Transmittal.

The completion of a tax election is complicated and Eligible Holders should consult their own legal and tax advisors in order to properly complete a tax election in the appropriate circumstances.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit their Common Shares under the Offer.

All dollar references in this Letter of Transmittal refer to Canadian dollars except where otherwise indicated.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW. DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY AND INFORMATION AGENT.

IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE FORM W-9 SET FORTH BELOW (SEE “U.S. SHAREHOLDERS AND FORM W-9”).

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Please read carefully the Instructions set forth below before completing this Letter of Transmittal

TO:	INMET MINING CORPORATION
AND TO:	LAUREL HILL ADVISORY GROUP, as Depositary and Information Agent

The undersigned delivers to you the enclosed certificate(s) for Common Shares (the “Deposited Shares”) and SRP Rights, if applicable. Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The undersigned understands that by depositing Common Shares to the Offer, the undersigned will be deemed to have deposited the SRP Rights associated with such Common Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror will be allocated to the SRP Rights. The undersigned understands that, unless such requirement is waived by the Offeror, Shareholders are required to deposit one SRP Right for each Common Share in order to effect a valid deposit of such Common Share or, if available, a book-entry confirmation must be received by the Depositary and Information Agent with respect thereto. The following are the details of the enclosed certificate(s):

PTQ COMMON SHARES

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

SRP RIGHTS**

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)

(To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*

TOTAL:

*                                         Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

**                                  The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (i) if the Separation Time under the PTQ Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by PTQ, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by PTQ and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure described below. See Instruction 2, “Procedure for Guaranteed Delivery”. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the Toronto Stock Exchange (the “TSX”) after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

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The undersigned delivers to you the enclosed certificate(s) for Common Shares and, effective at such time as such Common Shares are taken up pursuant to the Offer and subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Common Shares and hereby assigns to the Offeror all right, title and interest therein.

The undersigned acknowledges receipt of the Offer and the accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up Common Shares deposited by the undersigned, in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares and any Distributions covered by this Letter of Transmittal and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Common Shares or Distributions (or interests therein) to any other person; (ii) such Shareholder depositing the Common Shares (and any Distributions), or on whose behalf such Common Shares (and any Distributions) are being deposited, has good title to and is the beneficial owner of the Common Shares (and any Distributions) being deposited within the meaning of applicable Laws; (iii) the deposit of such Common Shares (and any Distributions) complies with applicable Laws; and (iv) when such deposited Common Shares and any Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other persons.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to the Offeror the enclosed Common Share certificate(s) and Rights Certificate(s), if applicable, representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including the SRP Rights, whether or not separated from the Common Shares, and any and all Distributions.

If, on or after the date of the Offer, PTQ should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any securities convertible into Common Shares, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares.

If, on or after the date of the Offer, PTQ should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities register maintained by or on behalf of PTQ in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Common Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Common Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Common Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or

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interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

If the Separation Time does not occur before the Expiry Time, a deposit of Common Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs before the Expiry Time and Rights Certificates are distributed by PTQ to Shareholders prior to the time that the undersigned’s Common Shares are deposited pursuant to the Offer, in order for the Common Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered to the Depositary. If the Separation Time occurs before the Expiry Time and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure set forth in the Offer and the Notice of Guaranteed Delivery.

In any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited pursuant to the Offer to the Depositary and Information Agent, on or before the third trading day on the TSX after the date, if any, that Rights Certificate(s) are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary and Information Agent receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

The undersigned irrevocably constitutes and appoints each officer of the Offeror and any other person designated by the Offeror in writing as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Deposited Shares deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Shares”), and with respect to any and all Distributions thereon which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Shares or any of them after September 5, 2012 except as otherwise indicated in Section 11 of the Offer, “Changes in Capitalization, Dividends, Distributions and Liens”.  Such power of attorney shall be effective on or after the date that the Offeror takes up and pays for the Purchased Shares, with full power of substitution and resubstitution (such powers of attorney, being coupled with an interest, being irrevocable), to, in the name of and on behalf of the undersigned: (a) register or record the transfer or cancellation of Purchased Shares and Distributions on the appropriate registers maintained by or on behalf of PTQ; (b) for so long as any such Purchased Shares are registered or recorded in the name of the undersigned, to exercise any and all rights of the undersigned including, without limitation, the right to vote, execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorizations, resolutions or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Shares and Distributions, to revoke any such instrument, authorization, resolution or consent, or to designate in any such instrument, authorization, resolution or consent any person or persons as the proxyholder of the undersigned in respect of such Purchased Shares or Distributions for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise or any adjournment or postponement thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of PTQ; (c) execute, endorse and negotiate any cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of a holder of Purchased Shares or Distributions; (d) exercise any rights of a holder of Purchased Shares and Distributions with respect to such Purchased Shares and Distributions; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey such Purchased Shares and Distributions to the Offeror.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Shares or any Distributions.  No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Purchased Shares or any Distributions by or on behalf of the undersigned.

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The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or any Other Securities, at any meeting (whether annual, special or otherwise or any adjourned or postponement thereof, including without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of PTQ and not to exercise any of the other rights or privileges attached to the Purchased Shares or Distributions. The undersigned agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Shares or Distributions, and to designate in such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Shares or Distributions.  Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Distributions with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.

The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the undersigned in respect of such Purchased Shares or Distributions.

The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares or Distributions to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Common Shares pursuant to this Letter of Transmittal is irrevocable.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of the CPOA, and the undersigned hereby agrees not to take any action in the future which results in the termination of the authority herein conferred.

The undersigned instructs the Offeror and the Depositary and Information Agent, upon the Offeror taking up the Deposited Shares, to mail the cheque payable, and any certificates for Inmet Shares issued for such Deposited Shares by first class mail, postage prepaid, or to hold such cheque and certificates for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be purchased, any deposited documents, including, if applicable, certificate(s) representing Deposited Shares, shall be returned in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

Pursuant to rules of the Canadian Payments Association, a $25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of $25 million will be effected by the Depositary and Information Agent by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of $25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary and Information Agent in writing. In the event wire transfer instructions are required as set out above, the Depositary and Information Agent will contact the undersigned promptly following the Expiry Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary and Information Agent resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Offer.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer and the propriety of the completion and execution of this Letter of Transmittal and (if applicable) the Notice of Guaranteed Delivery will be determined by

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the Offeror in its sole discretion and that such determination will be final and binding and acknowledges that (i) the Offeror reserves the absolute right to reject any and all deposits of Common Shares that the Offeror determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction, (ii) the Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares, (iii) there shall be no duty or obligation of the Offeror or the Depositary and Information Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice, (iv) the Offeror’s interpretation of the terms and conditions of the Offer, the Circular, this Letter of Transmittal and (if applicable) the Notice of Guaranteed Delivery shall be final and binding, and (v) the Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer.

The undersigned also understands and acknowledges that under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary and Information Agent to any person on the purchase price of any Deposited Shares purchased by the Offeror, regardless of any delay in making such payment.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une version anglaise de la présente lettre d’envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’offre, telle qu’elle est acceptée au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

8

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

CONSIDERATION ELECTION

MAKE ONE OF THE FOLLOWING ELECTIONS (unless you deposited a Notice of Guaranteed Delivery)

If you fail to make an election below, or the election fails to comply with the other requirements of such election and such failure is not corrected prior to the Expiry Time, you will be deemed to have selected the Share Alternative for the Deposited Shares as described in the Offer and Circular.

OPTION 1 — SHARE ALTERNATIVE

☐  The undersigned hereby elects to receive 0.0109 of an Inmet Share and $0.001 in cash as consideration for each of the undersigned’s Deposited Shares.

— OR—

OPTION 2 — ELECTED CASH ALTERNATIVE

☐  The undersigned hereby elects to receive that amount of cash indicated below and, if less than $0.48 is so indicated, the number of Inmet Shares equal to the excess of $0.48 over such elected cash amount, divided by $43.945, as consideration for each of the undersigned’s Deposited Shares.  (Please indicate below the cash amount that is greater than $0.001, and not more than $0.48, that you wish to receive per Deposited Share.)

Elected Cash Amount:                         $                     (If the amount exceeds $0.48, it will be deemed to be $0.48)

The undersigned hereby acknowledges the terms and conditions regarding rounding as described in the Offer and Circular.

RESIDENCY STATUS

By execution of this Letter of Transmittal, the undersigned hereby represents and warrants that, for the purposes of the Tax Act, the undersigned is an individual, trust or corporation which is (please check appropriate box):

☐                                    not a non-resident for Canadian income tax purposes

— OR —

☐                                    a non-resident for Canadian income tax purposes

indicate country of residence:

Note: A Shareholder which is a partnership that has any non-resident partner(s) should represent and warrant above that it is “a non-resident for Canadian income tax purposes”.

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BLOCK A	BLOCK B
PAYMENT INSTRUCTIONS	DELIVERY INSTRUCTIONS

(See Instructions 3 and 4)	(See Instructions 3 and 4)

ISSUE INMET SHARES (IF ANY) AND	SEND INMET SHARES (IF ANY) AND
CHEQUE IN THE NAME OF:	CHEQUE (unless BLOCK C is checked) TO:
(please print or type)	(please print or type)

☐ Same as address in Block A or to:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province/State)	(City and Province/State)

(Country and Postal/Zip Code)	(Country and Postal/Zip Code)

(Telephone — Business Hours)	(Telephone — Business Hours)

(Tax Identification or Social Insurance or Social Security Number)	(Tax Identification or Social Insurance or Social Security Number)

(E-mail Address)	(E-mail Address)

BLOCK C

SPECIAL PICK-UP INSTRUCTIONS

☐	HOLD INMET SHARES (IF ANY) AND CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY AND INFORMATION AGENT WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

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BLOCK D

STATUS AS U.S. SHAREHOLDER

TO BE COMPLETED BY ALL SHAREHOLDERS

(See Instruction 13)

Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder:

☐	The person signing on Block I represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The person signing on Block I is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder that is either (A) providing an address in Block A or B that is located within the United States or any territory or possession thereof or (B) that is a U.S. person for U.S. federal income tax purposes.  A Shareholder is a U.S. person for U.S. federal income tax purposes if the Shareholder is: (A) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (B) a corporation, partnership, company or association created or organized in the United States or under the laws of the United States or any state or the District of Columbia; (C) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (D) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

To avoid U.S. backup withholding, if you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, you must furnish Form W-9.  You can find more information in Instruction 13, “U.S. Shareholders and Form W-9”.

BLOCK E

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐	CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND INFORMATION AGENT AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

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BLOCK F

BOOK-ENTRY TRANSFER

☐	CHECK HERE IF COMMON SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE DEPOSITARY AND INFORMATION AGENT’S ACCOUNT AT DTC AND COMPLETE THE FOLLOWING: (please print or type)

Name of Tendering Institution:

Account Number:

Transaction Code Number:

BLOCK G

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(See Instruction 12)

The undersigned represents that the dealer who solicited and obtained this deposit is:  (please print or type)

(Firm)	(Registered Representative)	(Telephone Number)

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

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BLOCK H

SECTION 85 ROLLOVER OPTION ELECTION

As described in Section 18 of the Circular, “Canadian Federal Income Tax Considerations”, an Eligible Holder (as defined below) who elects the Rollover Option, and who receives Inmet Shares as partial consideration for such holder’s Common Shares, may obtain a full or partial tax deferral in respect of the disposition of Common Shares as a consequence of filing with the Canada Revenue Agency (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and the Offeror (the “Tax Election”) under subsection 85(1) or (2) of the Tax Act and the corresponding provisions of any applicable provincial tax legislation.

An “Eligible Holder” means a beneficial owner of Common Shares who is (a) a resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty or convention, whose Common Shares constitute “taxable Canadian property” (as defined by the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of the Common Shares by reason of an exemption contained in an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b).

Eligible Holders should consult their own advisors as to whether they should make the Tax Election and (if so) the procedure for doing so. It is the Eligible Holder’s responsibility to take the steps required to make a valid Tax Election.

The joint Tax Election can only be made by a beneficial owner of Common Shares who is an Eligible Holder, and who receives Inmet Shares as partial consideration for such holder’s Deposited Common Shares. No joint Tax Election will be made with any other persons. With the exception of execution of the election by the Offeror, compliance with the requirements for a valid election will be the sole responsibility of the Eligible Holder making such election.

By checking the box below to elect the Rollover Option, the undersigned (i) represents that the beneficial owner of the Deposited Shares is an Eligible Holder, and (ii) acknowledges that it is the Eligible Holder’s responsibility to comply with the requirements for a valid Tax Election.

☐

Check here if the beneficial owner of the Deposited Shares (i) is an Eligible Holder and (ii) wishes to elect the Rollover Option in order to make a joint tax election with the Offeror under subsection 85(1) or (2) of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Eligible Holders who check this box and submit this Letter of Transmittal will receive a tax instruction letter setting out procedures for completing the information that must be provided no later than 90 days after the Expiry Time.

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BLOCK I

SHAREHOLDER SIGNATURE AND SIGNATURE GUARANTEE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number and facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

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INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                  This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificate(s) representing the Deposited Shares, if applicable, must be received by the Depositary and Information Agent at its offices specified on the back page hereof at or prior to the Expiry Time, being 5:00 p.m. (Toronto time) on Monday, November 5, 2012, unless the Offer is extended or withdrawn or unless the procedure for guaranteed delivery set out in Instruction 2 below is employed.

(b)                                 The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Deposited Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary and Information Agent at its offices specified on the back page hereof. The Offeror recommends that the necessary documentation be hand delivered to the Depositary and Information Agent at its office specified on the back page hereof, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2.                                      Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares pursuant to the Offer but (a) the certificate(s) representing such Common Shares are not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of such Common Shares on a timely basis, or (c) the certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent at or prior to the Expiry Time, such Common Shares may nevertheless be deposited provided that all of the following conditions are met:

(a)                                  the deposit is made by or through an Eligible Institution;

(b)                                 a properly completed and duly executed copy of the Notice of Guaranteed Delivery printed on GREEN paper (or an executed facsimile thereof) is received by the Depositary and Information Agent at its office in Toronto, Ontario at or prior to the Expiry Time;

(c)                                  the certificate(s) representing deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, and all other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the deposited Common Shares and, in the case of DTC accounts, a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal), are received by the Depositary and Information Agent at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Toronto, Ontario office of the Depositary and Information Agent; and

(d)                                 in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer with respect to all deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed with any required signature guarantees, covering the deposited SRP Rights and all other documents required by the Letter of Transmittal are

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received by the Depositary and Information Agent at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to holders of Common Shares.

The Notice of Guaranteed Delivery may be delivered by mail, hand or courier or transmitted by facsimile transmission to the Depositary and Information Agent at its office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificates and all other required documents to any office other than the Toronto, Ontario office of the Depositary and Information Agent or by facsimile to a facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), acceptable to the Depositary and Information Agent; Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in Canada or the United States.

3.                                      Signatures

(a)                                  This Letter of Transmittal must be completed and signed by the holder of Common Shares accepting the Offer or by such holder’s duly authorized representative (in accordance with Instruction 5).

(b)                                 If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered, or, if applicable, as written on the face of such certificate(s) representing the Deposited Shares, in either case, without any change whatsoever, and any such certificate(s) need not be endorsed. If any Deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(c)                                  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares:

(i)                                     such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                  the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.                                      Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Deposited Shares, or if the Inmet Shares (if any) and cheque are to be issued to a person other than such registered owner(s) (see Block A) or sent to an address other than the address of the registered owner(s) (see Block B) as shown on the register of holders of Common Shares maintained by or on behalf of PTQ, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary and Information Agent (except that no guarantee is required if the signature is that of an Eligible Institution).

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5.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary and Information Agent, in their discretion, may require additional evidence of authority or additional documentation.

6.                                      Partial Tenders

If less than the total number of Common Shares evidenced by a certificate submitted are to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.                                      Delivery Instructions

If any Inmet Shares and cheque(s) are to be sent to or, in respect of partial deposits of Common Shares, certificates representing Common Shares are to be returned to, someone at an address other than the address of the Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should also be completed.  If Block B is not completed, any Inmet Shares and cheque(s) will be mailed to the depositing Shareholder at the address of such Shareholder as it appears in Block A or, if no address is provided in Block A, then they will be mailed to the address of such Shareholder as it appears on the securities register maintained by or on behalf of PTQ.  Any Inmet Shares and cheque(s) mailed in accordance with the terms of the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

8.                                      Miscellaneous

(a)                                  If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and numbers of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be acceptable and no fractional Common Shares will be purchased. All depositing Shareholders by execution of this Letter of Transmittal (or a manually signed facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Shares for payment.

(d)                                 The Offer and all contracts resulting from acceptance of the Offer will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(e)                                  Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary and Information Agent or Dundee Capital Markets (the “Dealer Manager”) at their respective addresses listed on the back page hereof.

(f)                                    Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

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(g)                                 All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary and Information Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding

(h)                                 Deposits of Common Shares will not be accepted from or on behalf of Shareholders in any jurisdiction outside of Canada in which the acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

9.                                      Assistance

The Depositary and Information Agent or the Dealer Manager (see back page for addresses and telephone numbers) will be able to assist you with any questions you may have about the Offer and Circular, Notice of Guaranteed Delivery and this Letter of Transmittal. Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

10.                               Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary and Information Agent at its offices in Toronto, Ontario and the Depositary and Information Agent will forward such letter to the transfer agent for the Common Shares and/or SRP Rights so that such transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary and Information Agent so that the Depositary and Information Agent or the transfer agent for the Common Shares may contact you. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time.

11.                               Privacy Notice

The Depositary and Information Agent is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary and Information Agent receives non-public personal information about you from transactions performed by the Depositary and Information Agent for you, forms you send to the Depositary and Information Agent, other communications the Depositary and Information Agent has with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary and Information Agent uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. Some of your information may be transferred to servicers in the U.S. for data processing and/or storage. The Depositary and Information Agent will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

12.                               Solicitation

Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing Block G on this Letter of Transmittal, entitled “Dealer or Broker Soliciting Acceptance of the Offer”.  If this deposit represents more than one beneficial holder, all beneficial holder information must be provided on a list that must accompany the deposit.

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13.                               U.S. Shareholders and Form W-9

U.S. federal income tax law generally requires that a U.S. person (as defined below) who receives cash in exchange for Common Shares provide the Depositary and Information Agent with his or her correct taxpayer identification number (“TIN”), which, in the case of a holder of Common Shares who is an individual, is generally the individual’s social security number. If the Depositary and Information Agent is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service (the “IRS”) and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained by the holder from the IRS, provided that the required information is timely furnished to the IRS.

You are a U.S. person if you are: (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation, partnership, company or association created or organized in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

To prevent backup withholding, each U.S. person that is a Shareholder (“U.S. Shareholder”), or person acting on behalf of a U.S. Shareholder, must furnish its correct TIN by properly completing the Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (a) that the TIN provided is correct (or that such holder is awaiting a TIN); (b) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that he is no longer subject to backup withholding; and (c) that the holder is a U.S. person (including a U.S. resident alien).

Certain U.S. Shareholders are exempt from backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must indicate such status on the Form W-9, and sign and date the form. See the “Instructions to Form W-9” (the “W-9 Guidelines”) for additional information.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN; (ii) write “Applied For” in the space for the TIN; and (iii) sign and date the Form W-9 and the Certificate of Awaiting TIN set out in this document. In such case, the Depositary and Information Agent will withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary and Information Agent, and if the Depositary and Information Agent is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If the Form W-9 is not applicable to a Shareholder because such holder is not a U.S. Shareholder (as defined above), but such Shareholder provides an address above in Block A that is located in the United States, such holder will instead need to submit to the Depositary and Information Agent an appropriate and properly completed Form W-8 Certificate of Foreign Status, signed under penalty of perjury, or otherwise establish an exemption from backup withholding. An appropriate Form W-8 (W-8BEN, W-8ECI or other form) may be obtained from the Depositary and Information Agent.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE

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OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH HOLDER OF COMMON SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH A FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING, OR IS REQUIRED TO FURNISH A FORM W-8.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

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Form W-9 (Rev. December 2011) Request for Taxpayer Give Form to the Department of the Treasury Identification Number and Certification requester. Do not Internal Revenue Service send to the IRS. Print or type See Specific Instructions on page 2. Name (as shown on your income tax return) Business name/disregarded entity name, if different from above Check appropriate box for federal tax classification:  Individual/sole proprietor  C Corporation  S Corporation  Partnership  Trust/estate  Exempt Payee  Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership)  Other (see instructions) Address (number, street, and apt. or suite no.) Requester’s name and address (optional) City, state, and ZIP code List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3. Social security number - - Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter. Employer identification number - Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and 3. I am a U.S. citizen or other U.S. person (defined below). Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4. Sign Signature of Here U.S. person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Purpose of Form A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income. Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien, • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, • An estate (other than a foreign estate), or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income. Cat. No. 10231X Form W-9 (Rev. 12-2011)

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 The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

 • The U.S. owner of a disregarded entity and not the entity, • The U.S. grantor or other owner of a grantor trust and not the trust, and • The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items: 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8. What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the Part II instructions on page 3 for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9. Also see Special rules for partnerships on page 1. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Name If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name. If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form. Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line. Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line. Disregarded entity. Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8. Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate). Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

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 Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/ disregarded entity name” line. Exempt Payee If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/ disregarded entity name,” sign and date the form. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. The following payees are exempt from backup withholding: 1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2), 2. The United States or any of its agencies or instrumentalities, 3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities, 4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or 5. An international organization or any of its agencies or instrumentalities. Other payees that may be exempt from backup withholding include: 6. A corporation, 7. A foreign central bank of issue, 8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States, 9. A futures commission merchant registered with the Commodity Futures Trading Commission, 10. A real estate investment trust, 11. An entity registered at all times during the tax year under the Investment Company Act of 1940, 12. A common trust fund operated by a bank under section 584(a), 13. A financial institution, 14. A middleman known in the investment community as a nominee or custodian, or 15. A trust exempt from tax under section 664 or described in section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15. IF the payment is for... THEN the payment is exempt for... Interest and dividend payments All exempt payees except for 9 Broker transactions Exempt payees 1 through 5 and 7 through 13. Also, C corporations. Barter exchange transactions and patronage dividends Exempt payees 1 through 5 Payments over $600 required to be reported and direct sales over $5,000 (1) Generally, exempt payees 1 through 7 (2) (1) See Form 1099-MISC, Miscellaneous Income, and its instructions. (2) However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676). If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt Payee on page 3. Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

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 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) The actual owner of the account or, if combined funds, the first individual on the account (1) 3. Custodian account of a minor (Uniform Gift to Minors Act) The minor (2) 4. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law The grantor-trustee (1) The actual owner (1) 5. Sole proprietorship or disregarded entity owned by an individual The owner (3) 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A)) The grantor* For this type of account: Give name and EIN of: 7. Disregarded entity not owned by an individual The owner 8. A valid trust, estate, or pension trust Legal entity (4) 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 The corporation 10. Association, club, religious, charitable, educational, or other tax-exempt organization The organization 11. Partnership or multi-member LLC The partnership 12. A broker or registered nominee The broker or nominee 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments The public entity 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B)) The trust (1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. (2) Circle the minor’s name and furnish the minor’s SSN. (3) You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. (4) List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1. * Note. Grantor also must provide a Form W-9 to trustee of trust. Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records from Identity Theft Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance. Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338). Visit IRS.gov to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

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THE DEALER MANAGER FOR THE OFFER IS:

DUNDEE CAPITAL MARKETS

In Canada: Dundee Securities Ltd. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel. 416-350-3388 Toll Free: 1-888-332-2661	In the United States: Dundee Securities Inc. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel: 416-350-3388 Toll Free: 1-888-332-2661

THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

NORTH AMERICAN TOLL-FREE
1-877-452-7184

Email: assistance@laurelhill.com

Banks and Brokers and Collect Calls Outside North America
1-416-304-0211

By Mail

31 Adelaide St East
P.O. Box 280
Toronto, Ontario
M5C 2J4
Canada

By Registered Mail, Hand or by Courier

366 Bay Street, Suite 200
Toronto, Ontario
M5H 4B2
Canada

By Facsimile Transmission

1-416-646-2415

THIS IS NOT A LETTER OF TRANSMITTAL.  THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY INMET MINING CORPORATION TO PURCHASE ALL OUTSTANDING COMMON SHARES OF PETAQUILLA MINERALS LTD.

NOTICE OF GUARANTEED DELIVERY

for Deposit of Common Shares and SRP Rights of

PETAQUILLA MINERALS LTD.

pursuant to the Offer dated September 27, 2012
made by

INMET MINING CORPORATION

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON MONDAY, NOVEMBER 5, 2012 (THE “EXPIRY TIME”) UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

USE THIS NOTICE OF GUARANTEED DELIVERY IF:

1.                                      YOU WISH TO ACCEPT THE OFFER BUT YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE;

2.                                      YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK ENTRY TRANSFER ON A TIMELY BASIS; OR

3.                                      YOUR SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS CANNOT BE DELIVERED TO THE DEPOSITARY PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery or a facsimile hereof, properly completed and duly executed in accordance with the instructions set out herein, together with all other required documents, is to be used to deposit common shares of Petaquilla Minerals Ltd. (“PTQ”), including any common shares that may be issued after the date hereof but prior to the Expiry Time upon the exercise, exchange or conversion of any Convertible Securities (as defined in the accompanying offer (the “Offer”) and circular (the “Circular”) dated September 27, 2012), together with any associated rights (the “SRP Rights”) outstanding under the PTQ Shareholder Rights Plan (as defined in the Offer and Circular) (such common shares, together with the SRP Rights, the “Common Shares”), under the Offer made by Inmet Mining Corporation (the “Offeror”) to holders of Common Shares (“Shareholders”) in the circumstances set out below.

This Notice of Guaranteed Delivery may be delivered by mail, hand or courier or transmitted by facsimile transmission to the Depositary and Information Agent at its principal office in Toronto, Ontario at the address or facsimile number listed in this Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

The terms and conditions of the Offer are incorporated by reference into this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular have the meanings ascribed to them in the Offer and Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

As set forth under Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”, if a Shareholder wishes to deposit Common Shares pursuant to the Offer but (a) the certificate(s) representing such Common Shares are not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of such Common Shares on a timely basis, or (c) the certificate(s) and all other required documents cannot be delivered to the Depositary and Information Agent at or prior to the Expiry Time, such Common Shares (the “Deposited Shares”) may nevertheless be deposited provided that all of the following conditions are met:

(a)                                  the deposit is made by or through an Eligible Institution;

(b)                                 a properly completed and duly executed copy of the Notice of Guaranteed Delivery printed on GREEN paper (or an executed facsimile thereof) is received by the Depositary and Information Agent at its office in Toronto, Ontario at or prior to the Expiry Time;

(c)                                  the certificate(s) representing deposited Common Shares, in proper form for transfer, and, if the Separation Time has occurred before the Expiry Time and Rights Certificates have been distributed to Shareholders before the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, and all other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the deposited Common Shares and, in the case of DTC accounts, a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal), are received by the Depositary and Information Agent at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificate(s) must be delivered to the Toronto, Ontario office of the Depositary and Information Agent; and

(d)                                 in the case of SRP Rights where the Separation Time has occurred before the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, in proper form for transfer with respect to all deposited SRP Rights, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and duly executed with any required signature guarantees, covering the deposited SRP Rights and all other documents required by the Letter of Transmittal are received by the Depositary and Information Agent at the applicable address specified in the Notice of Guaranteed Delivery no later than 5:00 p.m. (Toronto time) on the third trading day on the TSX after Rights Certificates are distributed to holders of Common Shares.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), acceptable to the Depositary and Information Agent; Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in Canada or the United States.

The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary and Information Agent of (a) such Common Shares and, in certain circumstances, Rights Certificates, a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date on which the Expiry Time occurs and (b) in certain cases, Rights Certificates and a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, with any signatures guaranteed, if so required, and all other documents required by the Letter of Transmittal before 5:00 p.m. on the third trading day on the TSX after the Rights Certificates are distributed to Shareholders. The undersigned also understands and acknowledges that under

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no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary and Information Agent to any person on the purchase price of any Deposited Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for Deposited Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Deposited Shares delivered to the Depositary and Information Agent prior to the Expiry Time, even if the Deposited Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary and Information Agent, and therefore payment by the Depositary and Information Agent on account of such Deposited Shares is not made, until after the take up and payment for such Deposited Shares under the Offer.

Each authority conferred or agreed to be conferred by the undersigned in this Notice of Guaranteed Delivery may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of Common Shares pursuant to this Notice of Guaranteed Delivery is irrevocable.

TO:                                                                          INMET MINING CORPORATION

AND TO:                                          LAUREL HILL ADVISORY GROUP, as Depositary and Information Agent

By Mail:	By Hand or Courier:	By Facsimile Transmission:
31 Adelaide St. East	366 Bay Street, Suite 200	Facsimile Number: 1-416-646-2415
P.O. Box 280	Toronto, ON
Toronto, ON	M5H 4B2
M5C 2J4	Canada
Canada

THIS NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY MAIL, HAND OR COURIER OR TRANSMITTED BY FACSIMILE TRANSMISSION TO THE DEPOSITARY AND INFORMATION AGENT AT ITS PRINCIPAL OFFICE IN TORONTO, ONTARIO AT THE ADDRESS OR FACSIMILE NUMBER LISTED IN THIS NOTICE OF GUARANTEED DELIVERY AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN THIS NOTICE OF GUARANTEED DELIVERY.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, THE ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY AND INFORMATION AGENT IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

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The undersigned hereby deposits with the Offeror upon the terms and subject to the conditions set forth in the Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Deposited Shares described below, pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

PTQ COMMON SHARES

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL:

SRP RIGHTS**

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)
(To be completed if necessary)

Certificate Number(s) (if available)	Name(s) in which Registered (please print)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*

TOTAL:

*                                         Unless otherwise indicated, the total number of Common Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited.

**                                  The following procedures must be followed in order to effect the valid delivery of certificates representing SRP Rights (“Rights Certificates”): (i) if the Separation Time under the PTQ Shareholder Rights Plan has not occurred prior to the Expiry Time and Rights Certificates have not been distributed by PTQ, a deposit of Common Shares by the undersigned will also constitute a deposit of the associated SRP Rights; (ii) if the Separation Time occurs before the Expiry Time and Rights Certificates have been distributed by PTQ and received by the undersigned prior to the time the undersigned deposits Common Shares pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the number of Common Shares deposited must be delivered with the certificates for the Common Shares; and (iii) if the Separation Time occurs and Rights Certificates are not distributed by the time that the undersigned deposits its Common Shares pursuant to the Offer, the undersigned may deposit its SRP Rights before receiving Rights Certificate(s) by using the guaranteed delivery procedure. Note that in any case, a deposit of Common Shares constitutes an agreement by the undersigned to deliver Rights Certificate(s) representing SRP Rights equal in number to the number of deposited Common Shares to the Depositary, on or before the third trading day on the Toronto Stock Exchange (the “TSX”) after the date, if any, that Rights Certificates are distributed. The Offeror reserves the right to require, if the Separation Time occurs before the Expiry Time, that the Depositary receive from the undersigned, prior to taking up the Common Shares for payment pursuant to the Offer, Rights Certificate(s) representing SRP Rights equal in number to the Common Shares deposited by the undersigned.

4

CONSIDERATION ELECTION

MAKE ONE OF THE FOLLOWING ELECTIONS

If you fail to make an election below, or the election fails to comply with the other requirements of such election and such failure is not corrected prior to the Expiry Time, you will be deemed to have selected the Share Alternative for the Deposited Shares as described in the Offer and Circular.

OPTION 1 — SHARE ALTERNATIVE

☐ The undersigned hereby elects to receive 0.0109 of an Inmet Share and $0.001 in cash as consideration for each of the undersigned’s Deposited Shares.

— OR—

OPTION 2 — ELECTED CASH ALTERNATIVE

☐ The undersigned hereby elects to receive that amount of cash indicated below and, if less than $0.48 is so indicated, the number of Inmet Shares equal to the excess of $0.48 over such elected cash amount, divided by $43.495, as consideration for each of the undersigned’s Deposited Shares.  (Please indicate below the cash amount that is greater than $0.001, and not more than $0.48, that you wish to receive per Deposited Share.)

Elected Cash Amount:                         $                                                (If the amount exceeds $0.48, it will be deemed to be $0.48)

The undersigned hereby acknowledges the terms and conditions regarding rounding as described in the Offer and Circular.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)	Postal Code/Zip Code

Date	Daytime Telephone Number

BOOK-ENTRY TRANSFER

☐                                    Check if Common Shares will be deposited by book-entry transfer, and provide the information below:

Name of Depositing Institution

Account Number

Transaction Code Number

5

GUARANTEE OF DELIVERY

The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary and Information Agent, at its address set forth herein, of the certificate(s) representing the Common Shares deposited hereby, in proper form for transfer, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, and all other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to all such Common Shares deposited hereby and, in the case of DTC accounts, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal at or prior to 5:00 p.m. (Toronto time), on the third trading day on the TSX after the Expiry Time.

Name of Firm:	Authorized Signature:

Address of Firm:	Name:

Title:

Telephone Number:	Dated

6

THE DEALER MANAGER FOR THE OFFER IS:

DUNDEE CAPITAL MARKETS

In Canada: Dundee Securities Ltd. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel: 416-350-3388 Toll Free: 1-888-332-2661	In the United States: Dundee Securities Inc. 1 Adelaide Street East Suite 2000 Toronto, Ontario M5C 2V9 Tel: 416-350-3388 Toll Free: 1-888-332-2661

THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

NORTH AMERICAN TOLL-FREE
1-877-452-7184

Email: assistance@laurelhill.com

Banks and Brokers and Collect Calls Outside North America
1-416-304-0211

By Mail

31 Adelaide St East
P.O. Box 280
Toronto, Ontario
M5C 2J4
Canada

By Registered Mail, Hand or by Courier

366 Bay Street, Suite 200
Toronto, Ontario
M5H 4B2
Canada

By Facsimile Transmission

1-416-646-2415

Inmet Mining Corporation
Suite 1000 330 Bay Street Toronto, Canada M5H 2S8

September 27, 2012	Tel: (1) 416-361-6400 Fax: (1) 416-368-4692 www.inmetmining.com

Dear Petaquilla Shareholder:

On September 5, 2012, Inmet Mining Corporation announced its intention to make an offer to acquire all of the common shares of Petaquilla Minerals Ltd. Accompanying this letter are Inmet’s offer and certain other important information that you will need in order to tender your Petaquilla shares.

Inmet is offering you, for each Petaquilla share you hold, (a) 0.0109 of an Inmet common share and C$0.001 in cash (the “Share Alternative”), or (b) a cash amount that is greater than C$0.001 but not more than C$0.48, and, if such elected cash amount is less than C$0.48, a number of Inmet shares determined in accordance with the formula set out in the enclosed offer (the “Elected Cash Alternative”). The proportions of cash and Inmet shares that you will receive for your Petaquilla shares are entirely at your election. Accepting the offer and electing all cash under the Elected Cash Alternative will provide you with a significant premium of 37% based on the closing price of C$0.35 for the Petaquilla shares on the TSX as at September 5, 2012 (the last trading day prior to our announcement of the offer).  If you elect the Share Alternative, then based on the closing price of C$46.08 for the Inmet shares on the TSX on September 26, 2012 (the last trading day prior to the date of the offer) and C$0.35 for the Petaquilla shares on the TSX as at September 5, 2012, the premium is 44%.

The offer is open for acceptance until 5:00 p.m. (Toronto time) on Monday November 5, 2012 unless extended or withdrawn, and is subject to certain conditions. These include (i) acceptance of the offer by holders of at least 50.1% of Petaquilla’s outstanding shares (calculated on a fully diluted basis), (ii) the waiver, cease trading or other invalidation of Petaquilla’s shareholder rights plan, (iii) receipt of all governmental or regulatory approvals, (iv) the absence of any material adverse change in relation to Petaquilla, and (v) Petaquilla not having proceeded with its proposed U.S.$210 million high yield debt offering.

By accepting the offer, you have the opportunity to not only realize immediate value and liquidity for your Petaquilla shares but perhaps more importantly to avoid the disproportionate leverage and potential diminution in the value of your shares that could result from Petaquilla’s proposed U.S.$210 million high yield debt offering. To the extent you elect to receive Inmet shares, you will also benefit from participating in the growth of Inmet, a global copper mining company with wholly-owned operating mines in Turkey, Spain and Finland and an 80% interest in the world-class U.S.$6.2 billion Cobre Panama copper-gold project which is currently under construction and adjacent to Petaquilla’s Moléjon gold mine.

This is an extremely important matter for Petaquilla and you as a shareholder, and we urge you to carefully consider the offer. Should you have any questions about the offer or how to tender your Petaquilla shares, please contact our information agent, Laurel Hill Advisory Group, toll free at 1-877-452-7184, or the dealer manager for the offer, Dundee Capital Markets, toll-free at 1-888-332-2661.

Sincerely,

“Jochen Tilk”

JOCHEN TILK

President and Chief Executive Officer

Inmet Mining Corporation

An international metal
mining corporation

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

Under the Canada Business Corporations Act (the “CBCA”), the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or the other entity on conditions that (i) the individual acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful. Further, the Registrant may, with court approval, indemnify an individual described above in respect of an action by or on behalf of the Registrant or another entity to obtain a judgment in its favor, to which the individual is made a party by reason of the individual’s association with the Registrant or such other entity described above, against all costs, charges and expenses reasonably incurred by the individual in connection with such action if the individual fulfils condition (i) and (ii) above. An individual referred to above is entitled to indemnification from the Registrant as a matter of right if he or she was not judged by a court or other competent authority to have committed any fault or omitted to do anything he or she ought to have done and fulfils conditions (i) and (ii) above.

The by-laws of the Registrant provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant, or another person who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity of another entity and the heirs and legal representatives of such person to the extent permitted by the CBCA and provides for indemnification on terms in accordance with the CBCA.

The Registrant maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers except where the liability relates to the person’s failure to act honestly and in good faith and with a view to the best interests of the Registrant. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

Exhibits

The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description

4.1	Annual Information Form, dated March 28, 2012, for the year ended December 31, 2011.

4.2

Annual audited consolidated financial statements for the year ended December 31, 2011, including consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010 and related notes, together with the auditors’ report thereon, contained therein.

4.3	Management’s Discussion and Analysis for the annual audited consolidated financial statements for the year ended December 31, 2011.

4.4	Unaudited interim consolidated financial statements for the three and six months ended June 30, 2012, together with the notes thereto.

4.5	Management’s Discussion and Analysis for the unaudited interim consolidated financial statements for the three and six months ended June 30, 2012.

4.6	Management Information Circular, dated March 14, 2012, in connection with the annual meeting of shareholders held on April 27, 2012.

4.7

Material Change Report, dated May 16, 2012, announcing that Registrant intended to offer a U.S.$1,000,000,000 aggregate principal amount of senior unsecured notes maturing 2020 to qualified institutional buyers in the United States and on a private placement basis in Canada to fund the development of the Cobre Panama Project.

4.8

Material Change Report, dated May 16, 2012, announcing that Registrant had completed the Basic Engineering for the Cobre Panama Project and had launched a financing plan to fully fund its 80% share of the related development costs.

4.9

Material Change Report, dated May 25, 2012, announcing that Registrant had increased the size of its previously announced offering of senior unsecured notes to U.S.$1.5 billion aggregate principal amount of 8.75 percent senior unsecured notes maturing 2020 and the Board of Directors of Registrant had granted its approval for Registrant to start construction at the Cobre Panama Project.

4.10	Material Change Report, dated August 30, 2012, announcing the subsidiaries of the Registrant and Franco-Nevada Corporation had agreed to terms for a precious metals stream on the Cobre Panama Project.

5.1	Consent of KPMG LLP, Independent Chartered Accountants.

5.2.	Consent of McCarthy Tétrault LLP, Toronto, Ontario, Canada

5.3.	Consent of Shearman & Sterling LLP, Toronto, Ontario, Canada

5.4	Consent of Morgan & Morgan, Attorneys at Law, Panama City, Panama

6.1	Powers of Attorney (included in Part III of this Registration Statement).

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in such securities.

The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2. Consent to Service of Process.

(a)           The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)           Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Ontario, Canada on  September 27, 2012.

INMET MINING CORPORATION

By:	/s/ D. James Slattery
D. James Slattery
Vice-President and Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints D. James Slattery and Steven Astritis, and each of them, any of whom may act without the joinder of the other, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign this Registration Statement and any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done and hereby ratifying and confirming all that each of said attorneys in fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on September 27, 2012.

Signature	Title

/s/ Jochen Tilk	Jochen Tilk
President and Chief Executive Officer, Director
(Principal Executive Officer)

/s/ D. James Slattery	D. James Slattery
Vice-President and Chief Financial Officer
(Principal Financial Officer)

/s/ Yilmaz Argüden	Yilmaz Argüden, Ph.D.
Director

/s/ David R. Beatty	David R. Beatty, O.B.E.
Chairman of the Board, Director

/s/ John Clappison	John Clappison
Director

/s/ John C. Eby	John C. Eby
Director

/s/ Paul E. Gagné	Paul E. Gagné
Director

/s/ Gerald W. Grandey	Gerald W. Grandey
Director

/s/ Oyvind Hushovd	Oyvind Hushovd
Director

/s/ Thomas E. Mara	Thomas E. Mara
Director

/s/ Douglas Whitehead	Douglas Whitehead
Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the Toronto, Ontario on September 27, 2012.

Inmet Mining (U.S.) Inc.
(Authorized Representative)

By:	/s/ Lynda Beesley
Name:	Lynda Beesley
Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

4.1	Annual Information Form, dated March 28, 2012, for the year ended December 31, 2011.

4.2

Annual audited consolidated financial statements for the year ended December 31, 2011, including consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010 and related notes, together with the auditors’ report thereon, contained therein.

4.3	Management’s Discussion and Analysis for the annual audited consolidated financial statements for the year ended December 31, 2011.

4.4	Unaudited interim consolidated financial statements for the three and six months ended June 30, 2012, together with the notes thereto.

4.5	Management’s Discussion and Analysis for the unaudited interim consolidated financial statements for the three and six months ended June 30, 2012.

4.6	Management Information Circular, dated March 14, 2012, in connection with the annual meeting of shareholders held on April 27, 2012.

4.7

Material Change Report, dated May 16, 2012, announcing that Registrant intended to offer a U.S.$1,000,000,000 aggregate principal amount of senior unsecured notes maturing 2020 to qualified institutional buyers in the United States and on a private placement basis in Canada to fund the development of the Cobre Panama Project.

4.8

Material Change Report, dated May 16, 2012, announcing that Registrant had completed the Basic Engineering for the Cobre Panama Project and had launched a financing plan to fully fund its 80% share of the related development costs.

4.9

Material Change Report, dated May 25, 2012, announcing that Registrant had increased the size of its previously announced offering of senior unsecured notes to U.S.$1.5 billion aggregate principal amount of 8.75 percent senior unsecured notes maturing 2020 and the Board of Directors of Registrant had granted its approval for Registrant to start construction at the Cobre Panama Project.

4.10	Material Change Report, dated August 30, 2012, announcing the subsidiaries of the Registrant and Franco-Nevada Corporation had agreed to terms for a precious metals stream on the Cobre Panama Project.

5.1	Consent of KPMG LLP, Independent Chartered Accountants.

5.2.	Consent of McCarthy Tétrault LLP, Toronto, Ontario, Canada

5.3.	Consent of Shearman & Sterling LLP, Toronto, Ontario, Canada

5.4	Consent of Morgan & Morgan, Attorneys at Law, Panama City, Panama

6.1	Powers of Attorney (included in Part III of this Registration Statement).